    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 25, 2002

                                              REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------

                              LITHIA MOTORS, INC.
             (Exact name of Registrant as specified in its charter)
                             ---------------------

                         OREGON                                                 93-0572810
            (State or other jurisdiction of                                  (I.R.S. Employer
             incorporation or organization)                               Identification Number)

                            360 EAST JACKSON STREET
                             MEDFORD, OREGON 97501
                                 (541) 776-6401
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)
                             ---------------------
                                SIDNEY B. DEBOER
                              LITHIA MOTORS, INC.
                            360 EAST JACKSON STREET
                             MEDFORD, OREGON 97501
                                 (541) 776-6401
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                                   COPIES TO:

                KENNETH E. ROBERTS, ESQ.                                  BRUCE K. DALLAS, ESQ.
             FOSTER PEPPER & SHEFELMAN LLP                                DAVIS POLK & WARDWELL
             101 SW MAIN STREET, 15TH FLOOR                                1600 EL CAMINO REAL
                 PORTLAND, OREGON 97204                                MENLO PARK, CALIFORNIA 94025
                     (503) 221-0607                                           (650) 752-2000

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 (the "Securities Act"), other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
                                                               PROPOSED MAXIMUM     PROPOSED MAXIMUM
        TITLE OF EACH CLASS OF              AMOUNT TO BE      OFFERING PRICE PER   AGGREGATE OFFERING       AMOUNT OF
      SECURITIES TO BE REGISTERED          REGISTERED(1)           SHARE(2)             PRICE(2)         REGISTRATION FEE
---------------------------------------------------------------------------------------------------------------------------
Class A common stock, no par value.....   5,750,000 shares          $19.84            $114,080,000           $10,496
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------

(1) Includes 750,000 shares, which the underwriters have the option to purchase to cover over-allotments, if any.

(2) Estimated solely for the purpose of computing the registration fee required by Section 6(b) of the Securities Act, and computed pursuant to Rule 457(c) of the Securities Act. The computation was based on the average of the high and low prices of our Class A common stock as reported by the NYSE on January 24, 2002.
                             ---------------------
    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND WE ARE NOT SOLICITING OFFERS TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

PROSPECTUS (Subject to Completion)
Issued January 25, 2002

                                5,000,000 Shares

                                  LITHIA LOGO
                              CLASS A COMMON STOCK

                            ------------------------

LITHIA MOTORS, INC. IS OFFERING 4,000,000 SHARES OF ITS CLASS A COMMON STOCK AND THE SELLING STOCKHOLDER IS OFFERING 1,000,000 SHARES OF CLASS A COMMON STOCK. LITHIA WILL NOT RECEIVE ANY OF THE PROCEEDS FROM THE SHARES OF CLASS A COMMON STOCK SOLD BY SELLING STOCKHOLDERS.

                            ------------------------

OUR CLASS A COMMON STOCK IS LISTED ON THE NEW YORK STOCK EXCHANGE UNDER THE SYMBOL "LAD." ON JANUARY 24, 2002, THE CLOSING PRICE OF OUR CLASS A COMMON STOCK WAS $19.70 PER SHARE.

                            ------------------------

INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 7.

                            ------------------------

                              PRICE $     A SHARE

                            ------------------------

                                                      UNDERWRITING                  PROCEEDS TO
                                          PRICE TO    DISCOUNTS AND    PROCEEDS       SELLING
                                           PUBLIC      COMMISSIONS     TO LITHIA    STOCKHOLDERS
                                          --------    -------------    ---------    ------------
Per Share...............................  $           $                $            $
Total...................................  $           $                $            $

We and certain other selling stockholders have granted the underwriters the right to purchase up to an additional 750,000 shares of Class A common stock to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co.  Incorporated expects to deliver the shares to purchasers
on                , 2002.
                            ------------------------

MORGAN STANLEY                                                     STEPHENS INC.
                         , 2002

  [INSIDE COVER TO INCLUDE MAP OF THE COMPANY'S STORE LOCATIONS IN THE WESTERN
                                 UNITED STATES]

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Prospectus Summary..........................................     1
Risk Factors................................................     7
Cautionary Statement About Forward-Looking Statements.......    11
Use of Proceeds.............................................    12
Price Range of Common Stock.................................    12
Dividend Policy.............................................    12
Capitalization..............................................    13
Selected Consolidated Financial Data........................    14
Management's Discussion and Analysis of Financial Condition     15
  and Results of Operations.................................
Business....................................................    28
Management..................................................    39
Principal and Selling Stockholders..........................    41
Description of Capital Stock................................    44
Underwriters................................................    48
Legal Matters...............................................    49
Experts.....................................................    50
Where You Can Find More Information.........................    50
Index to Financial Statements...............................   F-1

                            ------------------------

     You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell shares of common stock and seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock.
                            ------------------------

     In this prospectus "Lithia," "we," "us" and "our" refers to Lithia Motors, Inc. and its subsidiaries, except where the context otherwise requires. Unless otherwise indicated, all information in this prospectus assumes no exercise of the underwriters' over-allotment option.

                            ------------------------

     No automobile manufacturer has been involved, directly or indirectly, in the preparation of this prospectus or in the offering being made hereby. No manufacturer has been authorized to make any statements or representations in connection with the offering, and no manufacturer has any responsibility for the accuracy or completeness of this prospectus or for the offering.

                               PROSPECTUS SUMMARY

     You should read the following summary together with the more detailed information concerning our company, the common stock being sold in this offering and our financial statements and notes thereto appearing or incorporated by reference in this prospectus. Because this is only a summary, you should carefully read all of this prospectus, including the risks described under "Risk Factors," before you invest in our common stock.

                              LITHIA MOTORS, INC.

     Lithia Motors, Inc. is a leading operator of automotive franchise stores in the western United States. We sell new and used cars, light trucks and sport utility vehicles. We also provide vehicle maintenance, warranty and repair services and arrange financing, extended warranty and insurance contracts for our customers. We achieve gross margins above industry averages by selling a higher ratio of retail used vehicles to new vehicles and by arranging finance and extended warranty contracts for a greater percentage of our customers. In 2000, we achieved a gross margin of 16.1% compared with the industry average of 12.7%. We offer 24 brands of new vehicles, through 119 franchises in 63 stores. Our core markets are concentrated in the fastest growing regions in the United States with 15 stores in Oregon, 11 in California, 10 in Washington, 7 in Colorado, 7 in Idaho, 5 in Nevada, 3 in South Dakota, 3 in Texas and 2 in Alaska. Over 65% of our stores are located in markets where our store does not compete directly with any other franchised dealer selling the same brand.

     We were founded in 1946. Our two senior executives have managed the company for more than 30 years. Since our initial public offering in 1996, we have grown from 5 to 63 stores primarily through an aggressive acquisition program, increasing annual revenues from $143 million in 1996 to $1.7 billion in 2000. We have achieved five-year compounded annual growth rates through December 31, 2000 of 85% for revenues, 75% for net income and 36% for earnings per share, together with a 6.9% average same store sales increase.

     In 2000, due to the economic outlook at that time, we intentionally slowed our growth in anticipation of a more favorable acquisition environment. We believe the current economic environment provides us with an increasing number of attractive acquisition opportunities. As a result, we have accelerated our pace of acquisitions. Since July 2001, we have acquired 8 new stores compared with 9 in the preceding twelve months. We expect the majority of our future growth to come from acquisitions. Our ability to successfully identify and integrate acquired stores and to achieve financial performance superior to industry averages is a result of a focused acquisition strategy and disciplined operating standards for all departments.

     The following factors permit us to experience relatively low earnings volatility compared with automotive manufacturers:

      -- 72% of our gross profits are achieved from the sale of higher margin used vehicles, service, body and parts and finance, extended warranty and insurance contracts, which are not as sensitive to economic downturns as are sales of new vehicles;

      -- over one-half of our costs are variable or discretionary, including personnel, advertising and inventory finance expenses;

      -- manufacturers bear the cost of consumer and dealer incentives which improves our margins and helps offset the effect of new vehicle sales declines; and

      -- we offer a wide variety of new vehicle brands, which minimizes our dependence on any one manufacturer and reduces our exposure to supply problems, product cycles and changing consumer preferences.

ACQUISITION GROWTH STRATEGY

     The highly fragmented U.S. automotive retailing industry is estimated to generate approximately $1.0 trillion in revenue: $746 billion from sales of new and used vehicles and $219 billion from repair, service and parts. The automotive finance industry generates revenues of $493 billion for providing vehicle loans, leases, extended warranties and credit insurance. The 100 largest automotive retailers generated only approximately 16% of total new and used vehicle sales in 2001. Based on reported 2001 revenues and retail units sold, we are one of the 10 largest automotive retailers in the country. According to industry data, the number of franchised automotive stores has declined from more than 36,000 stores in 1960 to approximately 22,000 in 2001, which are operated by fewer than 14,000 retailers. Most stores are privately held. We expect further consolidation of the automotive retailing industry due to:

      --   the number of owners who are nearing retirement age;

      -- the desire of manufacturers to have dealers implement "best" customer service and operating practices;

      -- pressures from manufacturers on automotive retailers to invest in upgraded facilities and information systems; and

      --   the limited availability of new franchise locations.

     The enormous size and fragmentation of the industry and the lack of attractive exit strategies create a favorable environment for us to pursue our acquisition strategy. We currently target acquisitions in 70 markets west of the Mississippi River where we have the opportunity to acquire single-point or well-protected franchise stores. We seek to enter a new territory either by acquiring one or two stores at a time until we establish significant market presence or by acquiring an entire group of stores.

     We seek to acquire stores where we can apply our operating disciplines to enhance their profitability. We target stores with zero to 2% pretax margins, which encompasses over one-half of all U.S. new vehicle stores. Based upon our experience, our goal is to improve pretax margins to over 3%. As we integrate newly acquired stores, we improve their profitability by:

      -- emphasizing sales of higher margin used vehicles and finance, warranty and insurance products;

      -- utilizing specialized operational support teams to train and motivate store personnel;

      -- increasing new vehicle sales through aggressive marketing and improved vehicle allocations from manufacturers;

      -- standardizing management information systems to identify cost savings and revenue enhancing opportunities;

      -- realizing volume pricing benefits in the cost of advertising, retail finance contracts, extended warranty and insurance products, flooring line interest and from other vendors; and

      --   improving inventory, receivables and other asset controls.

OPERATING GROWTH STRATEGY

     We strive to maximize the overall franchise value of each store by using our disciplined operating strategy. We believe the application of this operating strategy provides us with a competitive advantage and is critical to our ability to achieve levels of profitability superior to industry averages. Our operating strategy consists of the following elements:

     MAINTAIN COOPERATIVE RELATIONSHIPS WITH MANUFACTURERS

     We strive to maintain our highly valued manufacturer/franchisee relationships. Manufacturers commit significant resources to the franchise system as the exclusive method of retailing their automotive products by:

      --   funding dealer and customer incentives and rebates;

      --   sharing in regional and national advertising expenses;

      -- designating the franchise retailer as the exclusive warranty and recall service provider;

      -- providing us with a low cost source of acquisition and working capital financing;

      -- bearing a substantial portion of new vehicle inventory financing costs;

      --   offering our customers low cost financing and lease options; and

      --   training many of our employees.

     We, in turn, cooperate in facility design, marketing efforts and manufacturer-preferred brand alignment within our markets. We believe our cooperative relationship with manufacturers facilitates their approval of new acquisitions.

     EMPHASIZE SALES OF HIGHER MARGIN PRODUCTS AND SERVICES

     We generate substantial incremental revenue and net income by arranging financing for the sale of vehicles, selling extended service contracts and other ancillary products, providing vehicle maintenance and retailing used vehicles.

     Revenues and gross profit by product line were as follows for the first nine months of 2001:

                                                      PERCENT OF                      PERCENT OF TOTAL
                                                    TOTAL REVENUES    GROSS MARGIN      GROSS PROFIT
                                                    --------------    ------------    ----------------
New vehicles(1)...................................       51.8%             9.0%             28.1%
Retail used vehicles(2)...........................       26.9             12.8              20.9
Service, body and parts...........................       10.2             46.1              28.5
Finance and insurance(1)(3).......................        3.8             98.8              22.8

------------
(1) Does not include fleet sales, representing 2.5% of total revenues and 0.4% of our total gross profit, which are included in our financial statements on a net profit basis under finance and insurance.

(2) Excludes wholesale used vehicle sales, representing 4.8% of total revenues with a negative gross margin contribution of 0.7%.

(3) Reported net of administration fees and anticipated cancellations.

     Vehicle financing and leasing. We arrange third-party financing and leasing alternatives from multiple sources to meet the needs of each customer. Our ability to offer customer-tailored financing on a "same day" basis provides us with a competitive advantage, particularly over smaller competitors who do not generate sufficient volume to attract our breadth of financing sources. In 2000, we arranged financing for 73% of our new vehicle sales and 72% of our used vehicle sales, compared to the industry averages of 49% and 59%, respectively. Our average finance and insurance revenue per vehicle totaled $852 in 2000 compared to the industry average of $390. For the first nine months of 2001, we improved our finance and insurance revenues per vehicle to $917.

     Service, body and parts. Our service, body and parts departments generate recurring, higher margin revenues. We achieved a gross margin of 46.1% for the first nine months of 2001. Our service, body and parts operation is an integral part of our customer service program and helps establish customer loyalty. Approximately 30% of our new and used vehicle buyers purchase a lifetime oil and filter service, which generates repeat business for our service departments. Additionally, we perform warranty and recall servicing for manufacturers at rates similar to our retail rates. Revenues from the service, body and parts departments are important during economic downturns as owners repair existing vehicles rather than buy new vehicles during such periods.

     Used vehicle sales. Retail used vehicle sales are an important part of our overall profitability. In the first nine months of 2001, retail used vehicle sales generated a gross margin of 12.8% compared with a gross margin of 9.0% for new vehicle sales. We currently sell approximately one retail used vehicle for every new vehicle sold, compared to the industry average ratio of 0.8 to 1. Our used vehicle operations give us an opportunity to:

      -- generate sales to customers financially unable or unwilling to purchase a new vehicle;

      -- increase new and used vehicle sales by aggressively pursuing customer trade-ins; and

      -- increase service contract sales and financing to used vehicle purchasers.

     EMPLOY PROVEN MANAGEMENT TECHNIQUES

     Each store is its own profit center and is managed by an experienced general manager who has primary responsibility for inventory, advertising, pricing and personnel. In order to provide additional support for improving performance, we make available to each store a team of specialists in new vehicle sales, used vehicle sales, finance and insurance, service and parts, and back-office administration. These teams utilize a standardized management information system that helps identify areas of potential cost savings as well as revenue enhancing opportunities in each department. A significant portion of the compensation of the general managers and department managers is based on their profitability. Our senior management monitors each store's sales, profitability and inventory.

     FOCUS ON CUSTOMER SATISFACTION AND LOYALTY

     We emphasize customer satisfaction and strive to develop a reputation for quality and fairness. We train our sales personnel to identify an appropriate vehicle for each of our customers at an affordable price.

     We believe that our "Priority You" customer-oriented plan differentiates us from other automotive retail stores. "Priority You" commits us to provide:

      --   a complimentary credit check;

      --   a complimentary used vehicle appraisal;

      --   a 60-day/3,000 mile warranty on all used vehicles sold; and

      --   a community donation for every vehicle sold.

     Our stores have received a number of dealer quality, sales volume and customer satisfaction awards from various manufacturers. These include:
Chrysler's highest recognition for dealer excellence, the Five-Star Certification; Ford's Blue Oval Certificate; Toyota's President's Cup; Honda's President's Award; Dodge's National Charger Club membership; Volkswagen of America's Wolfsburg Crest Club Award; and Isuzu's Sendai Cup and President's Cup.
                            ------------------------

     We were incorporated in 1946 in Oregon. Our principal executive offices are located at 360 East Jackson Street, Medford, Oregon 97501, and our telephone number at this location is (541) 776-6401. Our World Wide Web address is www.lithia.com. Information on our website does not constitute a part of this prospectus.

     The Lithia logo is one of our registered trademarks. This prospectus also includes other trade names, trademarks and service marks of us and of the manufacturers.

                                  THE OFFERING

Class A common stock offered by us...................  4,000,000 shares
Class A common stock offered by the selling
  stockholders.......................................  1,000,000 shares
                                                       -----------
     Total...........................................  5,000,000 shares
                                                       -----------
                                                       -----------

Total common stock to be outstanding after this
  offering:
                                                       13,344,512 shares
  Class A common stock...............................
  Class B common stock...............................  3,919,231 shares
                                                       -----------
     Total...........................................  17,263,743 shares
                                                       -----------
                                                       -----------

                                                       750,000 shares
Over-allotment option................................

Voting Rights:
                                                       One vote per share
  Class A common stock...............................
                                                       Ten votes per share
  Class B common stock...............................

                                                       We will receive net proceeds from the offering
                                                       of approximately $74.2 million. We intend to
Use of proceeds......................................  use the proceeds primarily for acquisitions of additional stores and other general corporate
                                                       purposes. Prior to such use, the funds will be
                                                       used to reduce borrowings under our credit
                                                       lines.

                                                       LAD
New York Stock Exchange symbol.......................

     The above information is based upon 13,263,743 common shares outstanding as of January 24, 2002. This information does not include 1,409,745 shares of common stock subject to outstanding options at a weighted average exercise price of $14.02 and 402,192 shares of common stock reserved for future issuance under our stock option and employee purchase plans. See "Capitalization" and "Description of Capital Stock" for additional information concerning the number of outstanding shares of our capital stock and stock options.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     The following table presents summary consolidated financial data of Lithia as of the dates and for the periods indicated. You should read our consolidated financial statements and related notes together with our "Management's Discussion and Analysis of Financial Condition and Results of Operations" included or incorporated by reference in this prospectus for more complete information. The "as adjusted" data gives effect to the sale of 4,000,000 shares of Class A common stock that we are offering under this prospectus at an assumed offering price of $19.70 per share, the closing price of our Class A common stock on January 24, 2002, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

                                                                                                     NINE MONTHS ENDED
                                                   YEAR ENDED DECEMBER 31,                            SEPTEMBER 30,}
                               ----------------------------------------------------------------   -----------------------
                                1996(1)        1997          1998          1999         2000         2000         2001
                               ----------   -----------   -----------   ----------   ----------   ----------   ----------
                                                                                                        (UNAUDITED)
                                                (DOLLARS IN THOUSANDS EXCEPT PER SHARE AND VEHICLE DATA)
CONSOLIDATED STATEMENT OF
  OPERATIONS DATA:
  Revenues:
    New vehicle sales........  $   65,092   $   161,294   $   388,431   $  673,339   $  898,016   $  683,217   $  701,095
    Used vehicle sales.......      58,611       113,099       220,544      375,562      480,846      364,935      428,777
    Service, body and
      parts..................      13,197        29,828        72,216      120,722      164,002      121,266      138,540
    F&I and other(2).........       5,944        15,574        33,549       73,036      115,747       87,102       85,107
                               ----------   -----------   -----------   ----------   ----------   ----------   ----------
      Total revenues.........     142,844       319,795       714,740    1,242,659    1,658,611    1,256,520    1,353,519
                               ==========   ===========   ===========   ==========   ==========   ==========   ==========
  Gross profit...............      25,819        54,746       115,361      199,286      267,569      200,968      223,975
  Selling, general and
    administrative...........      19,830        40,625        85,188      146,381      195,500      146,770      173,517
  Operating income...........       4,233        11,638        26,704       47,332       64,464       48,659       43,645
  Flooring interest
    expense..................        (697)       (2,179)       (7,108)     (11,105)     (17,728)     (13,894)     (11,877)
  Income before income
    taxes....................       4,229         9,497        17,782       32,051       39,535       30,721       25,450
  Net income.................  $    2,606   $     5,959   $    10,789   $   19,174   $   24,313   $   18,681   $   15,622
  Basic net income per
    share(3).................  $     0.56   $      0.85   $      1.18   $     1.67   $     1.78   $     1.37   $     1.16
                               ==========   ===========   ===========   ==========   ==========   ==========   ==========
  Diluted net income per
    share....................  $     0.52   $      0.82   $      1.14   $     1.60   $     1.76   $     1.36   $     1.14
                               ==========   ===========   ===========   ==========   ==========   ==========   ==========
OTHER OPERATING DATA:
  Operating margin...........         3.0%          3.6%          3.7%         3.8%         3.9%         3.9%         3.2%
  Number of stores...........           7            17            28           41           53           49           59
  Number of stores acquired,
    net......................           2            10            11           13            8            3            6
  Number of franchises.......          15            32            56           98          111          103          117
  Same store sales growth....        18.9%          4.8%         14.7%         6.9%         1.1%         2.3%        (4.7)%
  New vehicles sold..........       3,274         7,413        17,708       28,645       37,230       28,555       28,576
  Retail used vehicles
    sold.....................       4,156         7,147        13,645       23,840       30,896       23,453       27,798
  F&I per retail vehicle.....  $      739   $       935   $       821   $      884   $      852   $      838   $      917

                                                              AS OF SEPTEMBER 30, 2001
                                                              -------------------------
                                                                ACTUAL      AS ADJUSTED
                                                              ----------    -----------
                                                                   (IN THOUSANDS)
                                                                     (UNAUDITED)
CONSOLIDATED BALANCE SHEET DATA:
  Working capital...........................................  $   89,265    $   95,428
  Inventories...............................................     309,461       309,461
  Total assets..............................................     657,379       657,379
  Flooring notes payable....................................     302,705       236,542
  Short-term debt...........................................       9,352         9,352
  Long-term debt, less current maturities...................      73,326        65,326
  Stockholders' equity......................................     196,524       270,687

------------
(1) Restated to give effect to the conversion from the LIFO method of accounting for inventory to the FIFO method, which was effective January 1, 1997. Net income for 1996 is presented on a pro forma basis to reflect federal and state income taxes as if we had been a Subchapter C corporation based on the income tax rates in effect at that time.

(2) F&I and other includes finance, extended warranty and insurance revenues. It also includes net fleet sales of $456, $1,960, $7,813, $26,615, $57,723,
    $43,528, and $33,420 for these reported periods, respectively.

(3) Based on an April 2001 Financial Accounting Standards Board announcement, we restated basic income per share for the 1999 and 2000 periods to include the Series M preferred stock as common stock on an as if converted basis.

                                  RISK FACTORS

     You should carefully consider the risks described below before making an investment decision. The risks described below are not the only ones facing our company. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations.

     Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment.

     This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus.

RISKS RELATED TO OUR BUSINESS

     OUR ABILITY TO INCREASE REVENUES THROUGH OUR ACQUISITION GROWTH STRATEGY DEPENDS ON OUR ABILITY TO ACQUIRE AND SUCCESSFULLY INTEGRATE ADDITIONAL STORES.

     General. The U.S. automobile industry is considered a mature industry in which minimal growth is expected in unit sales of new vehicles. Accordingly, a principal component of our growth in sales is to make additional acquisitions in our existing markets and in new geographic markets. To complete the acquisitions of additional stores, we need to successfully address each of the following challenges.

     Limitations on our capital resources may prevent us from capitalizing on acquisition opportunities. Acquisitions of additional stores will require substantial capital investment. Limitations on our capital resources would restrict our ability to complete new acquisitions. Further, the use of any financing source could have the effect of reducing our earnings per share.

     In the past, we have financed our acquisitions from a combination of the cash flow from our operations, borrowings under our credit arrangements and issuances of our common stock. Although we expect the proceeds from this offering, together with our other financing resources, to be sufficient for our currently anticipated acquisition program through 2003, we cannot guarantee that additional funds would be available in the future if needed. If we are unable to obtain financing on acceptable terms, we may be required to slow the pace of our currently anticipated acquisition program, which may materially and adversely affect our acquisition growth strategy.

     On occasion, we finance acquisitions by issuing shares of our common stock as partial consideration for acquired stores. The extent to which we will be able or willing to issue our common stock for acquisitions will depend on the market value of the common stock from time to time and the willingness of potential acquisition candidates to accept our common stock as part of the consideration for the sale of their businesses. Accordingly, our ability to make acquisitions could be adversely affected if the price of our common stock declines. If potential acquisition candidates are unwilling to accept our common stock as partial consideration, we will be forced to rely solely on available cash from operations or debt financing, which could limit our currently anticipated acquisition program.

     Manufacturers may restrict our ability to make new acquisitions. We are required to obtain consent from the applicable manufacturer prior to the acquisition of a franchised store. The term "manufacturer" in this prospectus refers to all of the manufacturers of new vehicles that we sell.

     In determining whether to approve an acquisition, a manufacturer considers many factors including our financial condition, ownership structure, the number of current stores owned and our performance with those stores. Most major manufacturers have now established limitations or guidelines on the:

      -- number of such manufacturers' stores that may be acquired by a single owner;

      --   number of stores that may be acquired in any market or region;

      --   percentage of total sales that may be controlled by one dealer group;

      --   ownership of stores in contiguous markets;

      --   dualing of a franchise with another brand; and

      --   frequency of acquisitions.

     DaimlerChrysler has issued a policy statement to all of its dealers that it may disapprove any acquisition if the buyer would own more than ten stores nationally, six in any Chrysler-defined sales zone or two in the same market. Although we currently own 21 Chrysler stores, DaimlerChrysler has continued to approve new acquisitions; however, no assurance can be given that any future acquisition applications will be approved. There are approximately 4,300 Chrysler stores nationwide.

     General Motors currently evaluates our acquisitions of GM stores on a case-by-case basis. GM, however, limits the maximum number of GM stores that we may acquire at any time to 50% of the GM stores, by franchise line, in a GM-defined geographic market area. GM has approximately 7,300 stores nationwide.

     Ford currently limits the number of stores that we may own to the greater of (1) 15 Ford and 15 Lincoln Mercury stores and (2) that number of Ford and Lincoln Mercury stores accounting for 5% of the preceding year's total Ford, Lincoln and Mercury retail sales of those brands in the United States. In addition, Ford limits us to one Ford store in a Ford-defined market area having two or less authorized Ford stores and one-third of Ford stores in any Ford-defined market area having three or more authorized Ford stores. Ford has approximately 4,600 franchised stores nationwide.

     Toyota restricts the number of stores that we may own and the time frame over which we may acquire them, and imposes specific performance criteria on existing stores as a condition to any future acquisitions. In order for us to acquire more than seven stores, we must execute Toyota's standard Level Two Multiple Ownership Agreement. Under the Level Two Multiple Ownership Agreement, we may acquire more than seven stores over a minimum of seven semi-annual periods, up to a maximum number of stores equal to 5% of Toyota's aggregate national annual retail sale volume. In addition, Toyota restricts the number of Toyota stores that we may acquire in any Toyota-defined region and Metro market, as well as any contiguous market. Toyota has approximately 1,200 stores nationwide.

     We currently own 21 Chrysler, 8 General Motors, 6 Ford and 5 Toyota stores. As noted above, we currently own more Chrysler stores than provided in its policy guidelines and further acquisitions of Chrysler stores may be prohibited or severely limited. With respect to other manufacturers, we do not believe existing numerical limitations will materially restrict our acquisition program for a number of years.

     A manufacturer also considers our past performance as measured by their customer satisfaction index, or CSI, scores and sales performance at our existing stores. At any point in time, some of our stores may have CSI scores below the manufacturers' sales zone averages or have achieved sales performances below the targets they have set. Our failure to maintain satisfactory CSI scores and to achieve sales performance goals could restrict our ability to complete future acquisitions. In particular, our current Nissan and Lincoln/ Mercury stores have not achieved manufacturer established sales goals and we do not believe we would receive approval to acquire any new Nissan or Lincoln/Mercury stores until our sales levels improve for a sustained period of time.

     We may be unable to improve profitability of newly acquired stores. We target stores with pretax margins below our historical pretax margin. Our ability to improve the profitability of newly acquired stores depends in large part on our ability at such stores to:

      --   increase new vehicle sales;

      -- improve sales of higher margin used vehicles and finance and insurance products;

      --   train and motivate store management;

      --   achieve cost savings and realize revenue enhancing opportunities; and

      --   improve inventory, receivable and other controls.

If we fail to improve the profitability of newly acquired stores, we may be unable to maintain our historical pretax margin. Further, failure to improve the performance of under-performing stores could preclude us from receiving manufacturer approval for any new acquisitions of that brand.

     Competition with other automotive retailers for attractive acquisition targets could restrict our ability to complete new acquisitions. In the current economic environment, we are presented with an increasing number of attractive acquisition opportunities. However, we compete with several other national automotive retailers, some of which have greater financial and managerial resources. Competition with existing automotive retailers and those formed in the future may result in fewer attractive acquisition opportunities and increased acquisition costs. If we cannot negotiate acquisitions on acceptable terms, our future revenue growth will be significantly limited.

     THE LOSS OF KEY PERSONNEL AND THE FAILURE TO ATTRACT ADDITIONAL PROVEN MANAGEMENT PERSONNEL COULD ADVERSELY AFFECT OUR OPERATIONS AND GROWTH.

     Our success depends to a significant degree on the efforts and abilities of our senior management, particularly Sidney B. DeBoer, our Chairman and Chief Executive Officer, M. L. Dick Heimann, our President and Chief Operating Officer, and R. Bradford Gray, our Executive Vice President. Further, we have identified Mr. DeBoer and/or Mr. Heimann in most of our store franchise agreements as the individuals who control the franchises and upon whose financial resources and management expertise the manufacturers may consider when awarding or approving the transfer of any franchise. The loss of either of those individuals could have a material adverse effect on our on-going relationship with the manufacturers.

     In addition, we place substantial responsibility on our general managers for the profitability of their stores. We have increased our number of stores from 5 in 1996 to 63 as of January 2002. Many stores are offered for sale to us to enable the owner/manager to retire. These potential acquisitions are viable to us only if we are able to obtain replacement management. This has resulted in the need to hire many additional managers. As we continue to expand, the need for additional experienced managers will become even more critical. The market for qualified general managers is highly competitive. The loss of the services of key management personnel or the inability to attract additional qualified general managers could have a material adverse effect on our business and the execution of our acquisition growth strategy.

     OUR STORES DEPEND ON VEHICLE SALES AND, THEREFORE, OUR SUCCESS DEPENDS IN LARGE PART UPON THE OVERALL DEMAND FOR THE PARTICULAR LINES OF VEHICLES THAT EACH OF OUR STORES SELLS.

     Our Chrysler, GM, Ford and Toyota stores represent approximately three-fourths of our total new vehicle retail sales. Demand for our primary manufacturers' vehicles as well as the financial condition, management, marketing, production and distribution capabilities of these manufacturers can significantly affect our business. Events that adversely affect a manufacturer's ability to timely deliver new vehicles, such as labor disputes and other production disruptions, including those which sometimes occur during periods of new product introductions, may adversely affect us by reducing our supply of popular new vehicles and leading to lower sales in our stores during those periods than would otherwise occur. Further, any event that causes adverse publicity involving any of our manufacturers or their vehicles could reduce sales of those vehicles and adversely affect our sales and profits.

     CYCLICAL DOWNTURNS IN THE AUTOMOBILE INDUSTRY, THAT REDUCE OUR VEHICLE SALES, MAY ADVERSELY AFFECT OUR PROFITABILITY.

     The automobile industry is cyclical and historically has experienced downturns characterized by oversupply and weak demand. Many factors affect the industry, including general economic conditions, consumer confidence, personal discretionary spending levels, interest rates and credit availability. We cannot guarantee that the industry will not experience sustained periods of decline in vehicle sales in the future. Any such decline could have an adverse effect on our business.

     The automobile industry also experiences seasonal variations in revenue. Demand for automobiles is generally lower during the winter months than in other seasons, particularly in our market areas that experience harsh winters. Accordingly, we expect revenues and operating results generally to be lower in our first and fourth quarters than in our second and third quarters for existing stores. With respect to our company, the timing and volume of our acquisitions has had a greater effect on our revenues than seasonal sales variations.

     THE ABILITY OF OUR STORES TO MAKE NEW VEHICLE SALES DEPENDS IN LARGE PART ON THE MANUFACTURERS AND, THEREFORE, ANY DISRUPTION OR CHANGE IN OUR RELATIONSHIPS WITH MANUFACTURERS MAY MATERIALLY AND ADVERSELY AFFECT OUR PROFITABILITY.

     We depend on the manufacturers to provide us with a desirable mix of new vehicles. The most popular vehicles usually produce the highest profit margins and are frequently in short supply. If we cannot obtain sufficient quantities of the most popular models, our profitability may be adversely affected. Sales of less desirable models may reduce our profit margins.

     We depend on the manufacturers for sales incentives and other programs that are intended to promote sales or support our profitability. Manufacturers historically have made many changes to their incentive programs during each year. A discontinuation or change in manufacturers' incentive programs could adversely affect our business. Moreover, some manufacturers use a store's CSI scores as a factor for participating in incentive programs. Accordingly, failure to meet CSI standards could have a material adverse effect on us.

     Each of our stores operates pursuant to a franchise agreement with each of the respective manufacturers for which it serves as franchisee. Manufacturers exert significant control over our stores through the terms and conditions of their franchise agreements, including provisions for termination or non-renewal for a variety of causes. From time-to-time, certain of our stores have failed to comply with certain provisions of their franchise agreements. These agreements and state law, however, generally afford us the opportunity to cure violations and no manufacturer has terminated or failed to renew any franchise agreement with us. If a manufacturer terminates or declines to renew one or more of our significant franchise agreements, such action could have a material adverse effect on us.

     Our franchise agreements also specify that, in certain situations, we cannot operate a franchise by another manufacturer in the same building as the manufacturer's franchised store. This may require us to build new facilities at a significant cost. In addition, some manufacturers are in the process of realigning their stores along defined channels, such as combining Chrysler and Jeep in one location. As a result, manufacturers may require us to move or sell some stores. Moreover, our manufacturers generally require that the store meet defined image standards. All of these commitments could require us to make significant capital expenditures.

     Some of our franchise agreements prohibit transfers of ownership interests of a store or, in some cases, its parent. The most prohibitive restriction, which has been imposed by various manufacturers, provides that, under certain circumstances, we may lose a franchise if a person or entity acquires an ownership interest in us above a specified level (ranging from 20% to 50% depending on the particular manufacturer's restrictions and falling as low as 5% if another vehicle manufacturer is the entity acquiring the ownership interest) without the approval of the applicable manufacturer. Violations by our stockholders or prospective stockholders are generally outside of our control and may result in the termination or non-renewal of one or more of our franchises, which may have a material adverse effect on us.

     IMPORT PRODUCT RESTRICTIONS AND FOREIGN TRADE RISKS MAY IMPAIR OUR ABILITY TO SELL FOREIGN VEHICLES PROFITABLY.

     Certain vehicles we sell, as well as certain major components of vehicles we sell, are manufactured outside the United States. Accordingly, we are subject to import and export restrictions of various jurisdictions and are dependent to some extent on general economic conditions in, and political relations with, a number of foreign countries. Additionally, fluctuations in currency exchange rates may adversely affect our sales of vehicles produced by foreign manufacturers. Imports into the United States may also be adversely affected by increased transportation costs and tariffs, quotas or duties, any of which could have a material adverse effect on us.

RISKS RELATED TO THIS OFFERING

     THE SOLE VOTING CONTROL OF OUR COMPANY IS HELD BY SIDNEY B. DEBOER, WHO MAY HAVE INTERESTS DIFFERENT FROM YOUR INTERESTS.

     Lithia Holding Company, LLC, of which Sidney B. DeBoer, our Chairman and Chief Executive Officer, is the sole managing member, holds all of the outstanding shares of Class B common stock. A holder of Class B common stock is entitled to ten votes for each share held, while a holder of Class A common stock is entitled to one vote per share held. On most matters, the Class A and Class B common stock vote together as a single class. Even after completion of the offering, Lithia Holding will control 75.0% of the aggregate number of votes eligible to be cast by stockholders for the election of directors and most other stockholder actions assuming no exercise of the over-allotment option and 74.3% if the underwriters exercise their over-allotment option in full. Therefore, Lithia Holding will control the election of our Board of Directors and will be in a position to control the policies and operations of the company. In addition, because Mr. DeBoer is the managing member of Lithia Holding, he currently controls and will continue to control, all of the outstanding Class B common stock, thereby allowing him to control the company. See "Principal and Selling Stockholders." So long as at least 16 2/3% of the total number of shares outstanding are shares of Class B common stock, the holders of Class B common stock will be able to control all matters requiring approval of 66 2/3% or less of the aggregate number of votes. Absent a significant increase in the number of shares of Class A common stock outstanding or conversion of Class B common stock into Class A common stock, the holders of shares of Class B common stock will be entitled to elect all members of the Board of Directors and control all matters subject to stockholder approval that do not require a class vote. See "Description of Capital Stock."

     IF AMERICAN HONDA MOTOR CO. DOES NOT APPROVE OF THIS OFFERING, IT COULD TERMINATE OUR FRANCHISE AGREEMENTS AND PURCHASE OUR THREE HONDA STORES.

     We are subject to an agreement with American Honda Motor Co., which requires us to secure prior approval of any public offering of our common stock or any reduction in the control held by Class B common stock owned by Lithia Holding Company. Although we have requested approval of this offering and the conversion and sale of some of the Class B common stock held by Lithia Holding Company, no assurance can be given such approval will be received. Failure to secure such approval would be a violation of our agreement with Honda and could permit Honda to terminate our existing Honda franchises and exercise its right to purchase those stores at a fair market value determined by the agreement. Although Honda did not approve our secondary public offering in 1998, it did not terminate our existing franchise and has since approved the acquisition of two new Honda stores. Nonetheless, no assurance can be given that Honda will not withhold its approval and attempt to terminate our existing franchise agreements. We currently operate three Honda stores with annual revenues of approximately $55 million.

             CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING STATEMENTS

     Some of the statements under the sections entitled "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" and elsewhere in this prospectus and in the documents incorporated by reference in this prospectus constitute forward-looking statements. In some cases, you can identify forward-looking statements by terms such as "may," "will," "should," "expect," "plan," "intend," "forecast," "anticipate," "believe," "estimate," "predict," "potential," "continue" or the negative of these terms or other comparable terminology. The forward-looking statements contained in this prospectus involve known and unknown risks, uncertainties and situations that may cause our actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these statements. Some of the important factors that could cause actual results to differ from our expectations are discussed in the "Risk Factors" section of this prospectus.

     Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. You should not place undue reliance on these forward-looking statements.

                                USE OF PROCEEDS

     We estimate that the net proceeds from the sale of the 4,000,000 shares of Class A common stock we are offering, based on an assumed public offering price of $19.70 per share which equals the closing price of our Class A common stock on January 24, 2002, will be approximately $74.2 million after deducting estimated underwriting discounts and commissions and estimated offering expenses. If the underwriters exercise their over-allotment option in full, we estimate the net proceeds from this offering will be approximately $83.5 million. We will not receive any proceeds from the Class A common stock being offered by the selling stockholders.

     We intend to use the net proceeds from our sale of Class A common stock primarily to finance future acquisitions and other general corporate purposes. Prior to such use, we intend to reduce our outstanding borrowings under credit agreements with Ford Motor Credit and others. These credit lines currently bear interest at rates ranging from 3.4% to 4.6% per annum and expire in December 2003. We borrowed under these lines to purchase new and used vehicles and to fund some of our acquisitions.

                          PRICE RANGE OF COMMON STOCK

     The following table presents the high and low sale prices for our Class A common stock, as reported on the New York Stock Exchange Composite Tape, for the periods indicated.

                                                                  CLASS A
                                                                COMMON STOCK
                                                                   PRICE
                                                              ----------------
                                                               HIGH      LOW
                                                              ------    ------
YEAR ENDED DECEMBER 31, 2000
  First Quarter.............................................  $18.19    $13.00
  Second Quarter............................................   17.13     11.63
  Third Quarter.............................................   13.50     11.75
  Fourth Quarter............................................   14.13     11.38
YEAR ENDED DECEMBER 31, 2001
  First Quarter.............................................  $15.05    $12.06
  Second Quarter............................................   21.38     14.00
  Third Quarter.............................................   19.06     12.50
  Fourth Quarter............................................   20.70     11.85
YEAR ENDED DECEMBER 31, 2002
  First Quarter (through January 24)........................  $21.75    $19.70

     A recent closing price per share for our common stock as reported by the NYSE is set forth on the cover of this prospectus. On January 24, 2002, there were approximately 1,700 holders of record of our Class A common stock.

                                DIVIDEND POLICY

     We have never declared or paid any cash dividends on our common stock and do not anticipate paying dividends for the foreseeable future. We intend to retain future earnings for acquisitions and operations. Our credit agreement with Ford Motor Credit Company precludes the payment of cash dividends without their prior consent. The payment of future dividends is also subject to the discretion of our Board of Directors.

                                 CAPITALIZATION

     The following table sets forth our short-term debt and capitalization as of September 30, 2001 and as adjusted to give effect to the conversion in January 2002 of 5,177 shares of Series M preferred stock into 249,034 shares of Class A common stock and the sale of the 4,000,000 shares of Class A common stock we are offering under this prospectus. For purposes of preparing this table, we have assumed a public offering price of $19.70 per share and have reduced the net proceeds received by the estimated underwriting discounts and commissions and the estimated offering expenses payable by us.

                                                              AS OF SEPTEMBER 30, 2001
                                                              -------------------------
                                                               ACTUAL      AS ADJUSTED
                                                              ---------    ------------
                                                                  {(IN THOUSANDS)}
Short-term debt:
  Flooring notes payable....................................  $242,705       $236,542
  Current maturities of long-term debt......................     9,334          9,334
  Current portion of capital leases.........................        18             18
                                                              --------       --------
       Total short-term debt................................  $252,057       $245,894
                                                              ========       ========
Long-term debt:
  Used vehicle flooring facility............................  $ 60,000       $     --
  Real estate debt, less current maturities.................    32,218         32,218
  Long-term debt, less current maturities...................    41,088         33,088
  Long-term capital leases, less current portion............        20             20
                                                              --------       --------
       Total long-term debt, less current maturities........   133,326         65,326
                                                              --------       --------
Stockholders' equity:
  Preferred Stock, no par value
     15,000,000 shares authorized;
     15,000 shares designated Series M Preferred;
     issued and outstanding 9,676 actual and 4,499 as
     adjusted...............................................     5,806          2,699
  Common Stock
     Class A common stock, no par value
       100,000,000 shares authorized;
       issued and outstanding 8,802,076 actual and
       13,051,110 as adjusted...............................   113,014        190,284
     Class B common stock, no par value
       25,000,000 shares authorized;
       issued and outstanding 4,087,000 actual and
       as adjusted..........................................       508            508
Additional paid-in capital..................................       456            456
Accumulated other comprehensive loss........................    (2,348)        (2,348)
Retained earnings...........................................    79,088         79,088
                                                              --------       --------
     Total stockholders' equity.............................   196,524        270,687
                                                              --------       --------
          Total capitalization..............................  $329,850       $336,013
                                                              ========       ========

     The above information is based upon 13,263,743 common shares outstanding as of January 24, 2002. This information does not include 1,409,745 shares of common stock subject to outstanding options at a weighted average exercise price of $14.02 and 402,192 shares of common stock reserved for future issuance under our stock option and employee purchase plans. See "Description of Capital Stock" for additional information concerning the number of outstanding shares of our capital stock and stock options.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following table presents consolidated balance sheet data and consolidated statements of operations data as of and for the years ended December 31, 1996 through 2000, which is derived from our audited consolidated financial statements. The consolidated financial data as of September 30, 2001 and for the nine months ended September 30, 2000 and 2001 are derived from our unaudited consolidated financial statements. You should read this data in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes thereto contained or incorporated by reference in this prospectus. The information as of September 30, 2001 and for the nine month periods ended September 30, 2000 and 2001 is unaudited and has been prepared on the same basis as our annual consolidated financial statements. In the opinion of management, this quarterly information reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information for the periods presented. The results of operations for the nine month period ended September 30, 2001 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2001, or any future period.

                                                                                                         NINE MONTHS ENDED
                                                        YEAR ENDED DECEMBER 31,                            SEPTEMBER 30,
                                      ------------------------------------------------------------    ------------------------
                                      1996(1)       1997        1998         1999          2000          2000          2001
                                      --------    --------    --------    ----------    ----------    ----------    ----------
                                                                                                            (UNAUDITED)
                                                          (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
  Revenues
    New vehicle sales...............  $ 65,092    $161,294    $388,431    $  673,339    $  898,016    $  683,217    $  701,095
    Used vehicle sales..............    58,611     113,099     220,544       375,562       480,846       364,935       428,777
    Service, body and parts.........    13,197      29,828      72,216       120,722       164,002       121,266       138,540
    F&I and other(2)................     5,944      15,574      33,549        73,036       115,747        87,102        85,107
                                      --------    --------    --------    ----------    ----------    ----------    ----------
      Total revenues................   142,844     319,795     714,740     1,242,659     1,658,611     1,256,520     1,353,519
  Cost of sales.....................   117,025     265,049     599,379     1,043,373     1,391,042     1,055,552     1,129,544
                                      --------    --------    --------    ----------    ----------    ----------    ----------
  Gross profit......................    25,819      54,746     115,361       199,286       267,569       200,968       223,975
  Selling, general and
    administrative..................    19,830      40,625      85,188       146,381       195,500       146,770       173,517
  Depreciation and amortization.....     1,756       2,483       3,469         5,573         7,605         5,539         6,813
                                      --------    --------    --------    ----------    ----------    ----------    ----------
  Operating income..................     4,233      11,638      26,704        47,332        64,464        48,659        43,645
  Flooring interest expense.........      (697)     (2,179)     (7,108)      (11,105)      (17,728)      (13,894)      (11,877)
  Other interest expense............      (656)       (824)     (2,735)       (4,250)       (7,917)       (4,928)       (5,953)
  Other income (expense), net.......     1,349         862         921            74           716           884          (365)
                                      --------    --------    --------    ----------    ----------    ----------    ----------
  Income before income taxes........     4,229       9,497      17,782        32,051        39,535        30,721        25,450
  Income taxes(3)...................    (1,623)     (3,538)     (6,993)      (12,877)      (15,222)      (12,040)       (9,828)
                                      --------    --------    --------    ----------    ----------    ----------    ----------
  Net income(3).....................  $  2,606    $  5,959    $ 10,789    $   19,174    $   24,313    $   18,681    $   15,622
                                      ========    ========    ========    ==========    ==========    ==========    ==========
  Basic net income per share(4).....  $   0.56    $   0.85    $   1.18    $     1.67    $     1.78    $     1.37    $     1.16
                                      ========    ========    ========    ==========    ==========    ==========    ==========
  Shares used in calculating basic
    net income per share............     4,657       6,988       9,147        11,506        13,652        13,515        13,589
  Diluted net income per share......  $   0.52    $   0.82    $   1.14    $     1.60    $     1.76    $     1.36    $     1.14
                                      ========    ========    ========    ==========    ==========    ==========    ==========
  Shares used in calculating diluted
    net income per share............     4,973       7,303       9,470        11,998        13,804        13,754        13,746

                                                                AS OF DECEMBER 31,
                                              -------------------------------------------------------    AS OF SEPTEMBER 30,
                                              1996(1)      1997        1998        1999        2000             2001
                                              -------    --------    --------    --------    --------    -------------------
                                                                                                             (UNAUDITED)
                                                                          (DOLLARS IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
  Working capital...........................  $25,431    $ 23,870    $ 53,553    $ 74,999    $ 98,917         $ 89,265
  Inventories...............................  33,362       89,845     157,455     268,281     314,290          309,461
  Total assets..............................  68,964      166,526     294,398     506,433     628,003          657,379
  Flooring notes payable....................  19,645       82,598     129,167     243,903     314,137          302,705
  Short-term debt...........................   2,355        2,787       3,143       7,132       5,342            9,352
  Long-term debt, less current maturities...   6,160       26,558      41,420      38,411      72,586           73,326
  Stockholders' equity......................  27,914       37,877      91,511     155,638     181,775          196,524

------------
(1) Restated to give effect to the conversion from the LIFO method of accounting for inventory to the FIFO method, which was effective January 1, 1997.

(2) F&I and other includes finance, extended warranty and insurance revenues. It also includes net fleet sales of $456, $1,960, $7,813, $26,615, $57,723,
    $43,528, and $33,420 for these reported periods, respectively.

(3) Income taxes and net income for 1996 are presented on a pro forma basis to reflect federal and state income taxes as if we had been a Subchapter C corporation, based on the income tax rates that would have been in effect at that time.

(4) Based on an April 2001 Financial Accounting Standards Board announcement, we restated basic income per share for the 1999 and 2000 periods to include the Series M preferred stock as common stock on an as if converted basis.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     We are a leading operator of automotive franchises and retailer of new and used vehicles and services. As of September 30, 2001, we offered 26 brands of new vehicles through 119 franchises in 61 stores in the western United States and over the internet. As of September 30, 2001, we operate 15 stores in Oregon, 14 in California, 8 in Washington, 7 in Colorado, 7 in Idaho, 5 in Nevada, 3 in South Dakota and 2 in Alaska. We sell new and used cars and light trucks; sell replacement parts; provide vehicle maintenance, warranty, paint and repair services; and arrange related financing and insurance for our automotive customers.

     During an economic downturn, customers tend to shift towards the purchase of more reasonably priced new vehicle models or used vehicles. Many customers decide to delay purchasing a new vehicle and instead repair existing vehicles. In addition, manufacturers typically offer increased dealer and customer incentives during an economic downturn in order to support new vehicle sales volume. These factors lead to less cyclicality for automobile retailers than for automobile manufacturers.

     Historically, new vehicle sales account for approximately 50% of our total revenues but less than 30% of total gross profit. We emphasize sales of higher margin products, which generate over 70% of our gross profits. Revenues and gross profit by product line were as follows for the first nine months of 2001:

                                                   PERCENT OF     GROSS    PERCENT OF TOTAL
                                                 TOTAL REVENUES   MARGIN     GROSS PROFIT
                                                 --------------   ------   ----------------
New vehicles(1)................................       51.8%         9.0%         28.1%
Retail used vehicles(2)........................       26.9         12.8          20.9
Service, body and parts........................       10.2         46.1          28.5
Finance and insurance(1)(3)....................        3.8         98.8          22.8

------------
(1) Does not include fleet sales, representing 2.5% of total revenues and 0.4% of our total gross profit, which are included in our financial statements on a net profit basis under finance and insurance.

(2) Excludes wholesale used vehicle sales, representing 4.8% of total revenues with a negative gross margin contribution of 0.7%.

(3) Reported net of administration fees and anticipated cancellations.

RESULTS OF OPERATIONS

     NINE MONTHS ENDED SEPTEMBER 30, 2000 COMPARED TO 2001

                                                {NINE MONTHS ENDED
                                                  SEPTEMBER 30,}
                                              -----------------------    INCREASE    % INCREASE
                                                 2000         2001      (DECREASE)   (DECREASE)
                                              ----------   ----------   ----------   ----------
                                              (DOLLARS IN THOUSANDS EXCEPT VEHICLE INFORMATION)
Revenues:
  New vehicle sales.........................  $  683,217   $  701,095    $17,878          2.6%
  Used vehicle sales........................     364,935      428,777     63,842         17.5
  Service, body and parts...................     121,266      138,540     17,274         14.2
  Finance and insurance and other
     revenues...............................      87,102       85,107     (1,995)        (2.3)
                                              ----------   ----------    -------       ------
     Total revenues.........................   1,256,520    1,353,519     96,999          7.7
Cost of sales...............................   1,055,552    1,129,544     73,992          7.0
                                              ----------   ----------    -------       ------
Gross profit................................     200,968      223,975     23,007         11.4
Selling, general and administrative.........     146,770      173,517     26,747         18.2
Depreciation and amortization...............       5,539        6,813      1,274         23.0
                                              ----------   ----------    -------       ------
Income from operations......................      48,659       43,645     (5,014)       (10.3)
Floorplan interest expense..................     (13,894)     (11,877)    (2,017)       (14.5)
Other interest expense......................      (4,928)      (5,953)     1,025         20.8
Other, net..................................         884         (365)    (1,249)      (141.3)
                                              ----------   ----------    -------       ------
Income before income taxes..................      30,721       25,450     (5,271)       (17.2)
Income tax expense..........................     (12,040)      (9,828)    (2,212)       (18.4)
                                              ----------   ----------    -------       ------
Net income..................................  $   18,681   $   15,622    $(3,059)       (16.4)%
                                              ==========   ==========    =======       ======
New vehicles sold...........................      28,555       28,576         21          0.1%
Average selling price.......................  $   23,926   $   24,534    $   608          2.5%
Used vehicles sold--retail..................      23,453       27,798      4,345         18.5%
Average selling price.......................  $   13,161   $   13,118    $   (43)        (0.3)%
Used vehicles sold--wholesale...............      12,637       13,881      1,244          9.8%
Average selling price.......................  $    4,452   $    4,619    $   167          3.8%

     The following tables set forth, for the periods indicated, historical condensed financial data expressed as a percentage of total revenues.

                                                               {NINE MONTHS
                                                                   ENDED
                                                               SEPTEMBER 30,
                                                              ---------------
                                                              2000      2001
                                                              -----     -----
STATEMENT OF OPERATIONS DATA:
Revenues:
  New vehicles..............................................   54.4%     51.8%
  Used vehicles.............................................   29.0      31.7
  Service, body and parts...................................    9.7      10.2
  Finance and insurance and other...........................    6.9       6.3
                                                              -----     -----
     Total revenues.........................................  100.0%    100.0%
                                                              =====     =====
Gross profit................................................   16.0%     16.5%
Selling, general and administrative.........................   11.7%     12.8%
Depreciation and amortization...............................    0.4%      0.5%
Income from operations......................................    3.9%      3.2%
Floorplan interest expense..................................    1.1%      0.9%
Other interest expense......................................    0.4%      0.4%
Other income (expense), net.................................    0.1%      0.0%
Income before income tax....................................    2.5%      1.9%
Income tax expense..........................................    1.0%      0.7%
Net income..................................................    1.5%      1.2%

     Revenues. Total revenues increased 7.7% to record levels for the nine month period ended September 30, 2001 compared to the same period of 2000 due to acquisitions, which were partially offset by same store retail sales decreasing 4.7%. The decrease in same store retail sales was due to a slower new vehicle sales environment, offset in part by same store increases in used vehicle and finance and insurance sales. Manufacturers are currently offering incentives, including low interest rates and rebates, in order to attract new vehicle buyers. We expect these incentives to increase same store new vehicle sales in the fourth quarter of 2001. The availability of cash rebates and zero percent financing is expected to enhance our ability to sell finance, warranty and insurance products and services and not adversely affect our finance and insurance income.

     Other revenues include sales of finance, extended warranty and insurance contracts, presented net of administration fees and anticipated cancellations. It also includes fleet sales generally presented on a net basis.

     Gross profit. Gross profit increased primarily due to increased total revenues and increased used vehicle and service, body and parts revenues as a percentage of total revenues. Incentives and rebates, including floorplan interest credit, received from manufacturers are recorded as a reduction to cost of goods sold. Gross margin expansion is common in the auto retailing industry as new vehicle sales slow and higher margin product lines become a larger percentage of total revenues. Gross profit margins achieved in the nine month periods ended September 30, 2000 and 2001 were as follows:

                                                      NINE MONTHS
                                                        ENDED,
                                                     SEPTEMBER 30,
                                                     -------------       LITHIA
                                                     2000     2001   MARGIN CHANGE*
                                                     ----     ----   --------------
New vehicles.......................................  8.9%     9.0%       +10 bp
Retail used vehicles...............................  13.6     12.8          -80
Service and parts..................................  45.2     46.1          +90
Overall............................................  16.0     16.5          +50

------------
* "bp" stands for basis points (one hundred basis points equals one percent)

     The increase in the overall gross profit margin is primarily a result of a shift in mix to the more profitable used vehicle, service, body and parts and finance and insurance product lines, as well as lower cost of sales for new vehicles due to manufacturer incentives paid to us.

     Selling, general and administrative expense. Selling, general and administrative expense ("SG&A") includes salaries and related personnel expenses, facility lease expense, advertising, legal, accounting, professional services and general corporate expenses. SG&A expense increased due primarily to increased selling, or variable, expenses related to the increase in revenues and the number of locations. As a percentage of revenue, SG&A expense increased in the nine month period ended September 30, 2001 compared to the same period of 2000 due to a shift in mix to more parts and service business, which has a higher SG&A expense component, and continued investments in acquisition integration and operational support teams in preparation for continued growth.

     Depreciation and amortization. Depreciation and amortization expense increased primarily as a result of increased property and equipment and intangible assets related to acquisitions.

     Income from operations. Operating margins decreased 70 basis points, or seven-tenths of one percent, in the nine month period ended September 30, 2001 compared to the same period of 2000 due to the increased operating expenses as a percentage of revenue as discussed above, partially offset by higher gross margins as a percentage of revenue.

     Floorplan interest expense. The decrease in floorplan interest expense is primarily due to recent decreases in the effective interest rates on the floating rate credit lines as well as an overall decrease in the amount of flooring debt outstanding. We have been able to decrease our inventory levels despite the acquisition of several stores during 2001.

     Other interest expense. The increase in other interest expense is due to higher debt levels as a result of acquisitions, offset in part by lower interest rates.

     Income tax expense. Our effective tax rate declined to 38.6 percent in the first nine months of 2001 from 39.2 percent in the first nine months of 2000 as a result of an increasing mix of asset acquisitions compared to corporate acquisitions, which resulted in an increased weighting of deductible goodwill, as well as an increase in the mix of states with lower or no state income taxes.

     Net income. Net income decreased to $15.6 million, a 16.4% decrease, for the nine months ended September 30, 2001 compared to the same period of 2000 as a result of the net effect of the changes discussed above.

RESULTS OF OPERATIONS

     1999 COMPARED TO 2000

                                          YEAR ENDED DECEMBER 31,
                                         --------------------------     INCREASE     % INCREASE
                                            1999            2000       (DECREASE)    (DECREASE)
                                         ----------      ----------    ----------    ----------
                                           (DOLLARS IN THOUSANDS EXCEPT VEHICLE INFORMATION)
Revenues:
  New vehicle sales....................  $  673,339      $  898,016     $224,677        33.4%
  Used vehicle sales...................     375,562         480,846      105,284        28.0
  Service, body and parts..............     120,722         164,002       43,280        35.9
  Other revenues.......................      73,036         115,747       42,711        58.5
                                         ----------      ----------     --------       -----
     Total revenues....................   1,242,659       1,658,611      415,952        33.5
Cost of sales..........................   1,043,373       1,391,042      347,669        33.3
                                         ----------      ----------     --------       -----
Gross profit...........................     199,286         267,569       68,283        34.3
Selling, general and administrative....     146,381         195,500       49,119        33.6
Depreciation and amortization..........       5,573           7,605        2,032        36.5
                                         ----------      ----------     --------       -----
Income from operations.................      47,332          64,464       17,132        36.2
Floorplan interest expense.............     (11,105)        (17,728)       6,623        59.6
Other interest expense.................      (4,250)         (7,917)       3,667        86.3
Other, net.............................          74             716          642       867.6
                                         ----------      ----------     --------       -----
Income before income taxes.............      32,051          39,535        7,484        23.4
Income tax expense.....................     (12,877)        (15,222)       2,345        18.2
                                         ----------      ----------     --------       -----
Net income.............................  $   19,174      $   24,313     $  5,139        26.8%
                                         ==========      ==========     ========       =====
New vehicles sold......................      28,645          37,230        8,585        30.0%
Average selling price..................  $   23,506      $   24,121     $    615         2.6%
Used vehicles sold--retail.............      23,840          30,896        7,056        29.6%
Average selling price..................  $   13,148      $   13,149     $      1          --
Used vehicles sold--wholesale..........      13,424          16,751        3,327        24.8%
Average selling price..................  $    4,627      $    4,454     $   (173)       (3.7)%

     Revenues. Same store retail sales increased 1.1% in 2000 compared to 1999. The increases in units sold and revenue from all sources are a result of acquisitions and internal growth.

     Gross profit. Gross profit increased primarily due to increased total revenues and increased other revenues as a percentage of total revenues. Gross profit margins achieved in 1999 and 2000 were as follows:

                              2000                                               LITHIA
                       INDUSTRY AVERAGE(1)    LITHIA 1999    LITHIA 2000    MARGIN CHANGE(2)
                       -------------------    -----------    -----------    ----------------
New vehicles.........          6.1%               8.7%           9.0%            +30 bp
Retail used
  vehicles...........         10.9               12.8           13.6                +80
Service and parts....          n/a               44.8           44.9                +10
Overall..............         12.7               16.0           16.1                +10

------------
(1) Based on National Automotive Dealer Association data.

(2) "bp" stands for basis points (one hundred basis points equals one percent).

     The increases in the gross profit margins are primarily a result of operational improvements at our newly acquired stores, as we implemented our business model.

     Selling, general and administrative expense. Selling, general and administrative expense increased due primarily to increased selling, or variable, expense related to the increase in revenues and the number of total locations. Selling, general and administrative expense, as a percentage of revenue, remained constant in 2000 compared to 1999.

     Depreciation and amortization. Depreciation and amortization expense increased primarily as a result of increased property and equipment and goodwill related to acquisitions in 1999 and 2000.

     Income from operations. Operating margins improved ten basis points in 2000 compared to 1999. In addition to gaining efficiencies related to economies of scale, we have improved the operating margins at acquired stores that we have operated for a full year, bringing them more in line with our pre-existing stores.

     Floorplan interest expense. Seventy-five percent of the increase in floorplan interest expense is due to additional flooring notes payable as a result of higher inventory levels from acquisitions. Twenty-five percent of the increase is due to an overall rise in borrowing rates during 2000.

     Other interest expense. Eighty percent of the increase in other interest expense is due to higher debt levels as a result of acquisitions. Twenty percent of the increase is due to an overall rise in borrowing rates during 2000.

     Income tax expense. Our effective tax rate declined to 38.5 percent in 2000 from 40.2 percent in 1999 as a result of an increasing mix of asset acquisitions compared to corporate acquisitions and the increased weighting of deductible goodwill, as well as an increase in the mix of states with lower or no state income taxes.

     Net income. Net income increased primarily as a result of increased revenues as discussed above.

RESULTS OF OPERATIONS

     1998 COMPARED TO 1999

                                          YEAR ENDED DECEMBER 31,
                                          ------------------------     INCREASE     % INCREASE
                                            1998           1999       (DECREASE)    (DECREASE)
                                          --------      ----------    ----------    ----------
                                           (DOLLARS IN THOUSANDS EXCEPT VEHICLE INFORMATION)
Revenues:
  New vehicle sales.....................  $388,431      $  673,339     $284,908        73.3%
  Used vehicle sales....................   220,544         375,562      155,018        70.3
  Service, body and parts...............    72,216         120,722       48,506        67.2
  Other revenues........................    33,549          73,036       39,487       117.7
                                          --------      ----------     --------       -----
     Total revenues.....................   714,740       1,242,659      527,919        73.9
Cost of sales...........................   599,379       1,043,373      443,994        74.1
                                          --------      ----------     --------       -----
Gross profit............................   115,361         199,286       83,925        72.8
Selling, general and administrative.....    85,188         146,381       61,193        71.8
Depreciation and amortization...........     3,469           5,573        2,104        60.7
                                          --------      ----------     --------       -----
Income from operations..................    26,704          47,332       20,628        77.2
Floorplan interest expense..............    (7,108)        (11,105)       3,997        56.2
Other interest expense..................    (2,735)         (4,250)       1,515        55.4
Other, net..............................       921              74         (847)      (92.0)
                                          --------      ----------     --------       -----
Income before income taxes..............    17,782          32,051       14,269        80.2
Income tax expense......................    (6,993)        (12,877)       5,884        84.1
                                          --------      ----------     --------       -----
Net income..............................  $ 10,789      $   19,174     $  8,385        77.7%
                                          ========      ==========     ========       =====
New vehicles sold.......................  $ 17,708      $   28,645     $ 10,937        61.8%
Average selling price...................    21,935          23,506        1,571         7.2
Used vehicles sold--retail..............  $ 13,645      $   23,840     $ 10,195        74.7%
Average selling price...................    12,768          13,148          380         3.0
Used vehicles sold--wholesale...........  $  9,532      $   13,424     $  3,892        40.8%
Average selling price...................     4,860           4,627         (233)       (4.8)

     Revenues. Same store sales growth was 6.9% in 1999, with a 17.8% increase in same store finance and insurance revenue. Same store sales growth was 14.7% in 1998. The increases in units sold and revenue from all sources are a result of acquisitions and internal growth.

     Gross profit. Gross profit increased primarily due to increased revenues as indicated above. Gross profit margins achieved in 1998 and 1999 were as follows:

                              1999                                               LITHIA
                       INDUSTRY AVERAGE(1)    LITHIA 1998    LITHIA 1999    MARGIN CHANGE(2)
                       -------------------    -----------    -----------    ----------------
New vehicles.........          6.4%               8.9%           8.7%            -20 bp
Retail used
  vehicles...........         10.7               12.7           12.8                +10
Service and parts....          n/a               45.5           44.8                -70
Overall..............         12.6               16.1           16.0                -10

------------
(1) Based on National Automotive Dealer Association data.

(2) "bp" stands for basis points (one hundred basis points equals one percent).

     The decrease in the new vehicle gross profit margins is primarily due to the mix of stores added due to acquisitions. These stores have lower selling, general and administrative costs as a percentage of revenues than our preexisting stores, lending themselves to a high volume, low cost strategy of retailing vehicles. The increase in the retail used vehicle gross profit margin is primarily due to improved inventory management company wide and operational improvements at newly acquired stores, as we implemented our business model.

     Selling, general and administrative expense. Selling, general and administrative expense ("SG&A") increased due primarily to increased selling, or variable, expense related to the increase in revenues and the number of total locations. The decrease in SG&A as a percent of total revenues is a result of economies of scale gained as the fixed expenses are spread over a larger revenue base and from economies of scale as we consolidate multiple stores in a single market.

     Depreciation and amortization. Depreciation and amortization expense increased primarily as a result of increased property and equipment and goodwill related to acquisitions in 1998 and 1999.

     Income from operations. In addition to gaining efficiencies related to economies of scale, we improved the operating margins at acquired stores that we have operated for a full year, bringing them more in line with our pre-existing stores.

     Floorplan interest expense. Floorplan interest expense increased as a result of increased flooring notes payable related to increased inventories as a result of the increase in stores owned and vehicles sold. We reduced our floorplan interest expense as a percentage of total revenues by successfully managing inventory levels.

     Net income. Net income increased as a result of the net effect of the individual line item changes discussed above.

SELECTED CONSOLIDATED QUARTERLY FINANCIAL DATA

     The following tables set forth the company's unaudited quarterly financial data for the quarterly periods presented. This presentation should be read in conjunction with the consolidated financial statements of the company and the notes thereto contained or incorporated by reference in this prospectus.

                                                         THREE MONTHS ENDED,
                                         ---------------------------------------------------
                                         MARCH 31    JUNE 30     SEPTEMBER 30    DECEMBER 31
                                         --------    --------    ------------    -----------
                                                (IN THOUSANDS EXCEPT PER SHARE DATA )
1999
Revenues:
  New vehicle sales....................  $116,853    $167,222      $199,107       $190,157
  Used vehicle sales...................   71,809       93,049       105,434        105,270
  Service, body and parts..............   23,430       28,477        33,898         34,917
  Other revenues.......................   12,053       19,005        18,930         23,048
                                         --------    --------      --------       --------
     Total revenues....................  224,145      307,753       357,369        353,392
Cost of sales..........................  188,945      258,967       300,124        295,337
                                         --------    --------      --------       --------
Gross profit...........................   35,200       48,786        57,245         58,055
Selling, general and administrative....   26,648       36,061        41,564         42,108
Depreciation and amortization..........    1,075        1,364         1,560          1,574
                                         --------    --------      --------       --------
Income from operations.................    7,477       11,361        14,121         14,373
Flooring interest expense..............   (2,109)      (2,179)       (3,090)        (3,727)
Other interest expense and other,
  net..................................     (363)      (1,403)       (1,107)        (1,303)
                                         --------    --------      --------       --------
Income before income taxes.............    5,005        7,779         9,924          9,343
Income taxes...........................   (1,976)      (3,202)       (4,071)        (3,628)
                                         --------    --------      --------       --------
Net income.............................  $ 3,029     $  4,577      $  5,853       $  5,715
                                         ========    ========      ========       ========
Basic net income per share(1)..........  $  0.30     $   0.41      $   0.48       $   0.46
                                         ========    ========      ========       ========
Diluted net income per share...........  $  0.29     $   0.40      $   0.47       $   0.43
                                         ========    ========      ========       ========

                                                         THREE MONTHS ENDED,
                                         ---------------------------------------------------
                                         MARCH 31    JUNE 30     SEPTEMBER 30    DECEMBER 31
                                         --------    --------    ------------    -----------
                                                (IN THOUSANDS EXCEPT PER SHARE DATA )
2000
Revenues:
  New vehicle sales....................  $218,009    $222,039      $243,169       $214,799
  Used vehicle sales...................  116,698      119,277       128,960        115,911
  Service, body and parts..............   38,457       40,476        42,333         42,736
  Other revenues.......................   22,439       36,059        28,604         28,645
                                         --------    --------      --------       --------
     Total revenues....................  395,603      417,851       443,066        402,091
Cost of sales..........................  332,739      350,667       372,146        335,490
                                         --------    --------      --------       --------
Gross profit...........................   62,864       67,184        70,920         66,601
Selling, general and administrative....   47,201       48,528        51,041         48,730
Depreciation and amortization..........    1,720        1,887         1,932          2,066
                                         --------    --------      --------       --------
Income from operations.................   13,943       16,769        17,947         15,805
Flooring interest expense..............   (3,861)      (4,712)       (5,321)        (3,834)
Other interest expense and other,
  net..................................   (1,667)      (1,557)         (820)        (3,157)
                                         --------    --------      --------       --------
Income before income taxes.............    8,415       10,500        11,806          8,814
Income taxes...........................   (3,451)      (4,306)       (4,283)        (3,182)
                                         --------    --------      --------       --------
Net income.............................  $ 4,964     $  6,194      $  7,523       $  5,632
                                         ========    ========      ========       ========
Basic net income per share(1)..........  $  0.37     $   0.45      $   0.55       $   0.41
                                         ========    ========      ========       ========
Diluted net income per share...........  $  0.37     $   0.45      $   0.55       $   0.41
                                         ========    ========      ========       ========
2001
Revenues:
  New vehicle sales....................  $214,957    $238,651      $247,487
  Used vehicle sales...................  136,939      142,043       149,795
  Service, body and parts..............   45,145       45,511        47,884
  Other revenues.......................   23,110       35,845        26,152
                                         --------    --------      --------
     Total revenues....................  420,151      462,050       471,318
Cost of sales..........................  351,254      386,840       391,450
                                         --------    --------      --------
Gross profit...........................   68,897       75,210        79,868
Selling, general and administrative....   55,038       58,783        59,696
Depreciation and amortization..........    2,215        2,226         2,372
                                         --------    --------      --------
Income from operations.................   11,644       14,201        17,800
Flooring interest expense..............   (4,655)      (3,832)       (3,390)
Other interest expense and other,
  net..................................   (2,346)      (2,123)       (1,849)
                                         --------    --------      --------
Income before income taxes.............    4,643        8,246        12,561
Income taxes...........................   (1,788)      (3,175)       (4,865)
                                         --------    --------      --------
Net income.............................  $ 2,855     $  5,071      $  7,696
                                         ========    ========      ========
Basic net income per share(1)..........  $  0.21     $   0.38      $   0.57
                                         ========    ========      ========
Diluted net income per share...........  $  0.21     $   0.37      $   0.56
                                         ========    ========      ========

------------
(1) Pursuant to an April 2001 Financial Accounting Standards Board announcement, the company has restated its basic EPS for the second, third and fourth quarters of 1999, for each quarter of 2000 and for the first quarter of 2001 to include its Series M preferred stock as common stock on an as if converted basis.

LIQUIDITY AND CAPITAL RESOURCES

     Our principal needs for capital resources are to finance acquisitions and capital expenditures, as well as for working capital. We have relied primarily upon internally generated cash flows from operations, borrowings under our credit agreements and the proceeds from public equity offerings to finance operations and expansion. We believe that our available cash, cash equivalents, available lines of credit and cash flows from operations will be sufficient to meet our anticipated operating expenses and capital requirements for at least twelve months. These resources and anticipated net proceeds from this offering will be sufficient to fund our anticipated acquisitions through 2003.

     In June 2000, our Board of Directors authorized the repurchase of up to 1,000,000 shares of Class A common stock. We have purchased 40,000 shares under this program and may continue to do so from time to time in the future as conditions warrant.

     We have credit facilities with Ford Motor Credit Company totaling $580 million, which expire December 1, 2003 with interest due monthly. The facilities include $250 million for new and program vehicle flooring, $150 million for used vehicle flooring, $130 million for franchise acquisitions and $50 million for mortgage financing. We also have the option to convert the acquisition line into a five-year term loan.

     Toyota Financial Services, DaimlerChrysler Financial Corporation and General Motors Acceptance Corporation have agreed to floor all of our new vehicles for their respective brands with Ford Credit serving as the primary lender for all other brands.

     The credit lines with Ford Motor Credit are cross-collateralized and are secured by inventory, accounts receivable, intangible assets and equipment. We pledged to Ford Motor Credit the stock of all of our subsidiaries except entities operating BMW, Honda, Nissan or Toyota stores. The mortgage line is secured by related property. The other new vehicle lines are secured by new vehicle inventory of the relevant brands.

     The financial covenants in our agreement with Ford Motor Credit require us to maintain compliance with, among other things, specified ratios of (1) total debt to tangible base capital; (2) total adjusted debt to tangible base capital;
(3) current ratio; (4) fixed charge coverage; and (5) net cash. In addition, we have pledged substantially all the shares of our subsidiaries in connection with our credit lines with Ford Motor Credit. The Ford Motor Credit agreements also preclude the payment of cash dividends without prior consent. Lithia was in compliance with all such covenants at September 30, 2001.

     We also have a real estate line of credit with Toyota Financial Services totaling $18 million, which expires July 2, 2006. This line of credit is secured by the real estate financed under this line of credit.

     In addition, U.S. Bank N.A. has extended a $27.5 million revolving line of credit for leased vehicles and equipment purchases, which expires January 31, 2004.

     Interest rates on all of the above facilities ranged from 4.09% to 5.34% at September 30, 2001. Amounts outstanding on the lines at September 30, 2001 and December 31, 2001 together with amounts remaining available under such lines were as follows:

                                            OUTSTANDING
                               --------------------------------------   REMAINING AVAILABILITY AS OF
                               SEPTEMBER 30, 2001   DECEMBER 31, 2001        DECEMBER 31, 2001
                               ------------------   -----------------   ----------------------------
                                                          (IN THOUSANDS)
New and Program Vehicle
  Lines......................       $242,705            $211,947                        *
Used Vehicle Line............         60,000              69,000                   81,000
Acquisition Line.............          8,000              22,000                  108,000
Real Estate Lines............          8,610              13,740                    4,260
Equipment/Leased Vehicle
  Line.......................         27,500              27,500                        0
                                    --------            --------                  -------
                                    $346,815            $344,187                  193,260
                                    ========            ========                  =======

---------------
* There are no formal limits on the new and program vehicle lines.

     At September 30, 2001, we had capital commitments of approximately $10.5 million for the construction of five new store facilities and additions to two existing facilities, of which $6.4 million is anticipated to be incurred through the end of 2001 and the balance in 2002. Approximately $5.8 million has already been paid for these commitments from available cash balances. We expect to pay for the construction out of existing cash balances until completion of the projects, at which time we anticipate securing long-term financing and general borrowings from third party lenders for 85% to 100% of the amounts expended.

SEASONALITY AND QUARTERLY FLUCTUATIONS

     Historically, our sales have been lower in the first and fourth quarters of each year due to consumer purchasing patterns during the holiday season, inclement weather and the reduced number of business days during the holiday season. As a result, financial performance may be lower during the first and fourth quarters than during the other quarters of each fiscal year. We believe that interest rates, levels of consumer debt, consumer confidence and buying patterns, as well as general economic conditions, also contribute to fluctuations in sales and operating results. Historically, the timing and frequency of acquisitions has been the largest contributor to fluctuations in our operating results from quarter to quarter.

RECENT ACCOUNTING PRONOUNCEMENTS

     In July 2001, the Financial Accounting Standards Board issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of."

     We adopted the provisions of SFAS No. 141 on July 1, 2001, and SFAS No. 142 on January 1, 2002. Furthermore, goodwill and intangible assets determined to have an indeterminable useful life acquired in a purchase business combination completed after June 30, 2001 but before SFAS No. 142 was adopted in full, were not amortized, but evaluated for impairment in accordance with the appropriate pre-SFAS No. 142 accounting literature. Goodwill and intangible assets acquired in business combinations completed before July 1, 2001 continued to be amortized and tested for impairment in accordance with the appropriate pre-SFAS No. 142 accounting requirements prior to the adoption of SFAS No. 142.

     SFAS No. 141 requires, upon adoption of SFAS No. 142, that we evaluate our existing intangible assets and goodwill that we acquired in prior purchase business combinations, and make any necessary reclassifications in order to conform with the new criteria in SFAS No. 141 for recognition apart from goodwill. We do not anticipate reclassifying any intangibles to intangibles with determinable useful lives. For intangible assets identified as having indefinite useful lives, we are required to test them for impairment in accordance with the provisions of SFAS No. 142 within the first interim period and recognize any impairment losses as the cumulative effect of a change in accounting principle in the first interim period. We do not anticipate incurring any impairment loss charges upon adoption of SFAS No. 142.

     The adoption of SFAS No. 141 did not have a significant impact on our financial condition or results of operations. As of September 30, 2001, we expect a reduction in annual amortization expense of approximately $3.7 million in 2002 upon adoption of SFAS No. 142.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

  VARIABLE RATE DEBT

     We use variable-rate debt to finance our new and program vehicle inventory. The interest rate on the flooring debt is tied to the one month LIBOR. These debt obligations therefore expose us to variability in interest payments due to changes in the one month LIBOR. The flooring debt is based on open-ended lines of credit tied to each individual store from the various manufacturer finance companies. If interest rates increase, interest expense increases. Conversely, if interest rates decrease, interest expense decreases.

     Our variable rate flooring notes payable and other credit line borrowings subject us to market risk exposure. At September 30, 2001, we had $346.8 million outstanding under such agreements at interest rates ranging from 4.09% to 5.34% per annum. A 10% increase in interest rates would increase interest expense by approximately $212,000, net of tax, for the remaining three months of 2001 based on amounts outstanding on the lines of credit at September 30, 2001.

     HEDGING STRATEGIES

     We believe it is prudent to limit the variability of a portion of our interest payments. Accordingly, we have entered into interest rate swaps to manage the variability of our interest rate exposure, thus leveling a portion of our interest expense in a rising or falling rate environment. We currently have hedged approximately 16.5% of our flooring debt.

     The interest rate swaps change the variable-rate cash flow exposure on a portion of the flooring debt to fixed rate cash flows by entering into receive-variable, pay-fixed interest rate swaps. Under the interest rate swaps, we receive variable interest rate payments and make fixed interest rate payments, thereby creating fixed rate flooring debt.

     We have entered into the following interest rate swaps with U.S. Bank Dealer Commercial Services:

      -- effective September 1, 2000--a five year, $25 million interest rate swap at a fixed rate of 6.88% per annum.

      -- effective November 1, 2000--a three year, $25 million interest rate swap at a fixed rate of 6.47% per annum.

     We earn interest on both of the $25 million interest rate swaps at the one month LIBOR rate adjusted on the first and sixteenth of every month and we are obligated to pay interest at the fixed rate set for each swap (6.88% or 6.47% per annum) on the same amount. The difference between interest earned and the interest obligation accrued is received or paid each month and is recorded in the statement of operations as flooring interest expense. The one month LIBOR rate at September 30, 2001 was 2.63% per annum.

     We do not enter into derivative instruments for any purpose other than to manage interest rate exposure. That is, we do not speculate using derivative instruments.

     The fair value of interest rate swap agreements and the amount of hedging losses deferred on interest rate swaps was $3.8 million at September 30, 2001. Changes in the fair value of the interest rate swaps are reported, net of related income taxes, in accumulated other comprehensive income. These amounts are subsequently reclassified into interest expense as a yield adjustment in the same period in which the related interest on the flooring debt affects earnings. Because the critical terms of the interest rate swap and the underlying debt obligation are the same, there was no ineffectiveness recorded in interest expense.

     Incremental interest expense incurred as a result of the interest rate swaps was $789,000 for the nine month period ended September 30, 2001. Interest expense savings on un-hedged debt as a result of decreasing interest rates from December 31, 2000 through September 30, 2001 was approximately $3.8 million.

     At current interest rates, we estimate that we will incur additional interest expense of $510,000 related to interest rate swaps during the last quarter of 2001. We expect to save approximately $2.0 million on our un-hedged debt during the last quarter of 2001 due to lower interest rates, assuming debt levels and interest rates consistent with those at September 30, 2001 compared to December 31, 2000.

     RISK MANAGEMENT POLICIES

     We assess interest rate cash flow risk by continually identifying and monitoring changes in interest rate exposures that may adversely impact expected future cash flows and by evaluating hedging opportunities.

     We maintain risk management control systems to monitor interest rate cash flow attributable to both our outstanding and forecasted debt obligations as well as our offsetting hedge positions. The risk management control systems involve the use of analytical techniques, including cash flow sensitivity analysis, to estimate the expected impact of changes in interest rates on our future cash flows.

     As of September 30, 2001, approximately 77% of our total debt outstanding was subject to un-hedged variable rates of interest. As a result, recent interest rate declines have resulted in a net reduction of our interest expense compared to what it would have been at similar debt levels with interest rates unchanged. We intend to continue to gradually hedge our interest rate exposure if market rates continue to decline.

                                    BUSINESS

OVERVIEW

     We are a leading operator of automotive franchise stores in the western United States. We sell new and used cars, light trucks and sport utility vehicles. We also provide vehicle maintenance, warranty and repair services and arrange financing, extended warranty and insurance contracts for our customers. We achieve gross margins above industry averages by selling a higher ratio of retail used vehicles to new vehicles and by arranging finance and extended warranty contracts for a greater percentage of our customers. In 2000 we achieved a gross margin of 16.1% compared with the industry average of 12.7%. We offer 24 brands of new vehicles, through 119 franchises in 63 stores. Our core markets are concentrated in the fastest growing regions in the United States with 15 stores in Oregon, 11 in California, 10 in Washington, 7 in Colorado, 7 in Idaho, 5 in Nevada, 3 in South Dakota, 3 in Texas and 2 in Alaska. Over 65% of our stores are located in markets where our store does not compete directly with any other franchised dealer selling the same brand.

     We were founded in 1946. Our two senior executives have managed the company for more than 30 years. Since our initial public offering in 1996, we have grown from 5 to 63 stores primarily through an aggressive acquisition program, increasing annual revenues from $143 million in 1996 to $1.7 billion in 2000. We have achieved five-year compounded annual growth rates through December 31, 2000 of 85% for revenues, 75% for net income and 36% for earnings per share, together with a 6.9% average same store sales increase.

THE INDUSTRY

     At approximately $1.0 trillion in annual sales, automotive retailing is the largest retail trade sector in the United States and comprises roughly 10% of the GDP. The industry is highly fragmented with the 10 largest automotive retailers generating approximately 4.0% of total industry revenues in 2000. The number of franchised stores has declined significantly since 1960 from more than 36,000 stores to approximately 22,000 in 2001. In the U.S., vehicles can be purchased from approximately 22,000 franchised dealers, 53,000 independent used vehicle dealers, or through casual (person to person) transactions. New vehicles can only be sold through automotive retail stores franchised by auto manufacturers. These franchise stores have designated trade territories under state franchise law protection which limits the number of new stores that can be opened in any given area.

     Consolidation is expected to continue as many smaller dealerships are now being forced to consider selling or joining forces with larger dealership groups, given the large capital requirements necessary to operate in today's retail environment. With many dealer/owners reaching retirement age, many of whom have no clear succession plans, larger, well-capitalized automotive retail operators provide an attractive exit strategy. We believe these factors, in conjunction with an uncertain economic forecast, provide an attractive environment for continuing consolidation.

     Unlike other retailing segments, auto manufacturers provide unparalleled support to the auto retailer. Manufacturers often bear the burden of markdown risks on slow-moving inventory as they provide aggressive dealer incentives to clear aged inventory in order to free the inventory pipeline for new dealer purchases. In addition, an auto retailer's net inventory investment is relatively small, given floor plan financing from manufacturers. Furthermore, manufacturers provide low-cost financing for working capital and acquisitions, credit to consumers to finance vehicle purchases as well as pay retail prices to dealers for servicing vehicles under manufacturers' warranties.

     Sales in the automotive sector are affected by general economic conditions including rates of employment, income growth, interest rates, and general consumer sentiment. Since 1990, new vehicle revenues have grown at a 5.3% compound annual rate and used vehicles at a 4.7% compound annual rate. New and used unit sales however, have increased at a slower compound annual rate of 2.3% and 0.6%, respectively. Slower unit volume growth over this time period has been offset by rising prices associated with new vehicles and the higher prices paid for later model used vehicles, which now comprise a growing portion of the used vehicle market. New vehicle sales usually decline during a weak economy; however, the higher margin service and parts business typically benefits in the same environment because consumers tend to keep their vehicles longer. Strong sales of new vehicles in recent years have provided a population of vehicles for future service and parts revenues. Automotive retailers benefit from their designation as an exclusive warranty and recall service provider of a manufacturer. For the typical manufacturer's warranty, this provides an automotive retailer with a period of at least 3 years of repeated business for service covered by warranty. Extended warranties can add two or more years to this repeat servicing period.

     Automotive retailers' profitability varies widely and depends in part on product mix, effective management of inventory, marketing, quality control and responsiveness to customers. New vehicles account for an estimated 60% of industry revenues, but only 35% of gross profits. The remaining 40% of revenues are derived from used vehicles sales (26%), service and parts (10%) and finance and insurance (4%), which combine to contribute 65% of the sector's gross profits. Gross margins on new vehicles typically average approximately 8.5%, versus 11.3% for retail used vehicles. The difference is primarily a function of the non-comparability among used vehicles and lack of standardized pricing.

     Automotive retailers have much lower fixed overhead costs than the automobile manufacturers and parts suppliers and most specialty retailers. Variable and discretionary costs, such as sales commission, personnel, advertising and inventory finance expenses, can be adjusted to match new vehicle sales. Variable and discretionary costs account for an estimated 60-65% of the industry's total expenses. Moreover, the auto retailer can enhance its profitability from sales of higher margin products and services. Gross margins for the parts and service business are significantly higher at approximately 47%, given the labor-intensive nature of the product category. Gross margins for finance and insurance are virtually 100%. These supplemental, high margin products and services provide substantial incremental revenue and net income, decreasing the reliance on the highly competitive new vehicle sales.

STORE OPERATIONS

     Each store is its own profit center and is managed by an experienced general manager who has primary responsibility for inventory, advertising, pricing and personnel. In order to provide additional support for improving performance, we make available to each store a team of specialists in new vehicle sales, used vehicle sales, finance and insurance, service and parts, and back-office administration. The following tables set forth information about our stores:

                                                                              PERCENTAGE OF
                                                                              TOTAL REVENUE
                                                                                 IN THE
                                                   NUMBER OF   NUMBER OF    FIRST NINE MONTHS
                      STATE                         STORES     FRANCHISES        OF 2001
-------------------------------------------------  ---------   ----------   -----------------
Oregon...........................................     15           36               23%
California.......................................     11           15               24
Colorado.........................................      7           15               19
Washington.......................................     10           16               12
Idaho............................................      7           12               11
Nevada...........................................      5            8                4
South Dakota.....................................      3            3                5
Texas............................................      3           10               --*
Alaska...........................................      2            4                2
                                                      --          ---              ---
     Total.......................................     63          119              100%
                                                      ==          ===              ===

------------
* Texas stores were acquired after January 1, 2002.

  --------------------------------------------------------------------------------------------
                                                                                  YEAR OPENED/
          LOCATION                    STORE                   FRANCHISES            ACQUIRED
  --------------------------------------------------------------------------------------------
  OREGON
    Eugene                  Lithia Dodge of Eugene     Dodge, Dodge Truck           1996
                            Lithia Nissan of Eugene    Nissan                       1998
                            Saturn of Eugene           Saturn                       2000
    Grants Pass             Lithia's Grants Pass Auto  Dodge, Dodge Truck,         Pre-IPO
                            Center                     Chrysler, Jeep
    Klamath Falls           Lithia Klamath Falls Auto  Toyota, Dodge, Dodge         1999
                            Center                     Truck, Chrysler, Jeep
    Medford                 Lithia Dodge Chrysler      Dodge, Dodge Truck,         Pre-IPO
                            Jeep                       Chrysler, Jeep
                            Lithia Honda               Honda                       Pre-IPO
                            Lithia Lincoln Mercury     Lincoln, Mercury, Mazda,    Pre-IPO
                            Suzuki Mazda               Suzuki
                            Lithia Nissan BMW          Nissan, BMW                  1998
                            Lithia Toyota              Toyota                      Pre-IPO (1)
                            Lithia Volkswagen          Volkswagen                  Pre-IPO (2)
                            Saturn of Southwest        Saturn                      Pre-IPO
                            Oregon
    Roseburg                Lithia Ford Lincoln        Ford, Lincoln, Mercury,      1999
                            Mercury Nissan of          Nissan
                            Roseburg
                            Lithia Dodge Chrysler      Dodge, Dodge Truck,          1999
                            Jeep Roseburg              Chrysler, Jeep
    Springfield (Eugene)    Lithia Toyota of           Toyota                       1998
                            Springfield
  ------------------------
  CALIFORNIA
    Concord                 Lithia Dodge of Concord    Dodge, Dodge Truck           1997
                            Lithia Ford of Concord     Ford                         1997
                            Lithia Volkswagen of       Volkswagen                   1997
                            Concord
    Fresno                  Lithia Ford of Fresno      Ford                         1997
                            Lithia Hyundai of Fresno   Hyundai                      1998
                            Lithia Mazda Suzuki of     Mazda, Suzuki                1997
                            Fresno
                            Lithia Nissan of Fresno    Nissan                       1998
    Napa                    Lithia Ford Lincoln        Ford, Lincoln, Mercury       1997
                            Mercury of Napa
    Redding                 Lithia Chevrolet of        Chevrolet                    1998
                            Redding
                            Lithia Toyota of Redding   Toyota                       1998
    Vacaville               Lithia Toyota of           Toyota                       1996
                            Vacaville
  ------------------------

  --------------------------------------------------------------------------------------------
                                                                                  YEAR OPENED/
          LOCATION                    STORE                   FRANCHISES            ACQUIRED
  --------------------------------------------------------------------------------------------
  COLORADO
    Aurora (Denver)         Lithia Cherry Creek Dodge  Dodge, Dodge Truck           1999
                            Lithia Colorado Chrysler   Chrysler, Kia                1999
                            Kia
                            Lithia Colorado Jeep       Jeep                         1999
    Colorado Springs        Lithia Colorado Springs    Jeep, Chrysler               1999
                            Jeep Chrysler
    Englewood (Denver)      Lithia Centennial          Chrysler, Jeep               1999
                            Chrysler Jeep
                            Lithia Cherry Creek Kia    Kia                          1999
    Fort Collins            Lithia Foothills Chrysler  Dodge, Dodge Truck,          1999
                            Hyundai                    Chrysler, Hyundai, Jeep
  ------------------------
  WASHINGTON
    Bellevue (Seattle)      Chevrolet of Bellevue      Chevrolet                    2001
    Issaquah (Seattle)      Chevrolet of Issaquah      Chevrolet                    2001
    Kennewick               Honda of Tri-Cities        Honda                        2000
                            Lithia Dodge of            Dodge, Dodge Truck           1999
                            Tri-Cities
    Renton                  Lithia Chrysler Jeep of    Chrysler, Jeep               2000
                            Renton
                            Lithia Dodge of Renton     Dodge, Dodge Truck           2000
    Richland                Lithia Ford of Tri-Cities  Ford                         2000
    Seattle                 Seattle BMW                BMW                          2001
    Spokane                 Lithia Camp Chevrolet      Chevrolet, Cadillac          1998
                            Lithia Camp Imports        Subaru, BMW, Volvo           1998
  ------------------------
  IDAHO
    Boise                   Lithia Ford of Boise       Ford                         2000
                            Chevrolet of Boise         Chevrolet                    1999
                            Lithia Daewoo of Boise     Daewoo                       1999
                            Lincoln-Mercury Isuzu of   Lincoln, Mercury, Isuzu      1999
                            Boise
    Caldwell                Chevrolet of Caldwell      Chevrolet                    2001
    Pocatello               Honda of Pocatello         Honda                        2001
                            Lithia Chrysler Dodge      Chrysler, Dodge, Dodge       2001
                            Hyundai of Pocatello       Truck, Hyundai
  ------------------------
  NEVADA
    Reno                    Lithia Reno                Suzuki, Audi, Lincoln,       1997
                                                       Mercury, Isuzu
                            Lithia Reno Hyundai        Hyundai                      1997
                            Lithia Reno Subaru         Subaru                       1999
                            Lithia Volkswagen of Reno  Volkswagen                   1998
    Sparks                  Lithia Sparks (satellite   (Suzuki, Lincoln,            1997
                            of Lithia Reno)            Mercury, Isuzu)
  ------------------------

  --------------------------------------------------------------------------------------------
                                                                                  YEAR OPENED/
          LOCATION                    STORE                   FRANCHISES            ACQUIRED
  --------------------------------------------------------------------------------------------
  SOUTH DAKOTA
    Sioux Falls             Chevrolet of Sioux Falls   Chevrolet                    2000
                            Lithia Dodge of Sioux      Dodge                        2001
                            Falls
                            Lithia Subaru of Sioux     Subaru                       2000
                            Falls
  ------------------------
  TEXAS
    Big Spring              All American Chrysler      Dodge, Dodge Truck, Jeep,    2002
                            Jeep Dodge of Big Spring   Chrysler
    San Angelo              All American Chrysler      Dodge, Dodge Truck, Jeep,    2002
                            Jeep Dodge of San Angelo   Chrysler
                            All American Chevrolet     Chevrolet, Daewoo            2002
                            Daewoo of San Angelo
  ------------------------
  ALASKA
    Anchorage               Lithia Chrysler Jeep of    Chrysler, Jeep               2001
                            Anchorage
                            Lithia Dodge of South      Dodge, Dodge Truck           2001
                            Anchorage
  ------------------------

(1) Prior to moving to its own store in 2001, Lithia Toyota was part of the Lithia Lincoln Mercury store in Medford.

(2) Prior to moving to its own store in 2000, Lithia Volkswagen was part of the Lithia Honda store in Medford.

     NEW VEHICLE SALES

     In 2001, we sold 24 domestic and imported brands ranging from economy to luxury cars, sport utility vehicles, minivans and light trucks.

                                                        PERCENTAGE OF
                                                      NEW VEHICLE DOLLAR
                                                      SALES IN THE FIRST
                                                        NINE MONTHS OF        % OF
                    MANUFACTURER                             2001          TOTAL SALES
----------------------------------------------------  ------------------   -----------
DaimlerChrysler (Chrysler, Dodge, Jeep, Dodge
  Trucks)...........................................         36.3%            18.8%
Ford (Ford, Lincoln/Mercury)........................         16.7              8.8
General Motors (Chevrolet, Cadillac, Saturn)........         12.1              6.3
Toyota..............................................          8.7              4.5
Volkswagen, Audi....................................          5.6              2.9
Nissan..............................................          4.0              2.1
Subaru..............................................          3.8              2.0
Honda...............................................          3.7              1.7
BMW.................................................          2.9              1.5
Hyundai.............................................          2.4              1.2
Isuzu...............................................          1.0              0.5
Mazda...............................................          1.0              0.5
Suzuki..............................................          0.7              0.4
Kia.................................................          0.7              0.4
Volvo...............................................          0.3              0.1
Daewoo..............................................          0.1              0.1
                                                            -----             ----
                                                            100.0%            51.8%
                                                            =====             ====

     Our unit and dollar sales of new vehicles were as follows:

                                                                                      NINE MONTHS
                                                                                         ENDED
                                          YEAR ENDED DECEMBER 31,                    SEPTEMBER 30,
                            ---------------------------------------------------   -------------------
                             1996       1997       1998       1999       2000       2000       2001
                            -------   --------   --------   --------   --------   --------   --------
New vehicle units.........    3,274      7,413     17,708     28,645     37,230     28,555     28,576
New vehicle sales (in
  thousands)..............  $65,092   $161,294   $388,431   $673,339   $898,016   $683,217   $701,095
Average selling price.....  $19,881   $ 21,758   $ 21,935   $ 23,506   $ 24,121   $ 23,926   $ 24,534

     We purchase our new car inventory directly from manufacturers, who allocate new vehicles to stores based on the number of vehicles sold by the store on a monthly basis and by the store's market area. We attempt to exchange vehicles with other dealers to accommodate customer demand and to balance inventory.

     We post the manufacturer's suggested retail price on every vehicle, as required by law. We negotiate the final sales price of a new vehicle individually with the customer except at our Saturn stores, where the final sales price does not deviate from the posted price.

     USED VEHICLE SALES

     At each new vehicle store, we also sell used vehicles. We employ a used vehicle manager at each location.

     Retail used vehicle sales are an important part of our overall profitability. In the first nine months of 2001, retail used vehicle sales generated a gross margin of 12.8% compared with a gross margin of 9.0% for new vehicle sales. Our used vehicle operation gives us an opportunity to:

      -- generate sales to customers financially unable or unwilling to purchase a new vehicle;

      -- increase new and used vehicle sales by aggressively pursuing customer trade-ins; and

      -- increase service contract sales and provide financing to used vehicle purchasers.

     We currently sell approximately one retail used vehicle for every new vehicle sold, compared to the industry average ratio of 0.8 to 1.

     In addition to selling late model used cars, as do other new vehicle dealers, our stores emphasize sales of used vehicles three to ten years old. These vehicles sell for lower prices, but generate greater margins for us. Selling a larger number of used vehicles makes us less susceptible to the effects of changes in the volume of new vehicle sales that result from economic conditions.

     We acquire most of our used vehicles through customer trade-ins, but we also buy them at "closed" auctions, attended only by new vehicle dealers with franchises for the brands offered. These auctions offer off-lease, rental and fleet vehicles. We also buy used vehicles at "open" auctions of repossessed vehicles and vehicles being sold by other automotive retailers.

     In addition to selling used vehicles to retail customers, we sell vehicles in poor condition and vehicles that have not sold promptly to other dealers and to wholesalers.

     Our used vehicle sales are as follows:

                                                                                      NINE MONTHS
                                                                                         ENDED
                                          YEAR ENDED DECEMBER 31,                    SEPTEMBER 30,
                            ---------------------------------------------------   -------------------
                             1996       1997       1998       1999       2000       2000       2001
                            -------   --------   --------   --------   --------   --------   --------
Retail used vehicles......    4,156      7,148     13,645     23,840     30,896     23,453     27,798
Retail used vehicle sales
  (in thousands)..........  $48,697   $ 88,571   $174,223   $313,455   $406,244   $308,676   $364,665
Average selling price.....  $11,717   $ 12,393   $ 12,768   $ 13,148   $ 13,149   $ 13,161   $ 13,118

Wholesale used vehicles...    2,348      4,990      9,532     13,424     16,751     12,637     13,881
Wholesale used vehicle
  sales (in thousands)....  $ 9,914   $ 24,528   $ 46,321   $ 62,107   $ 74,602   $ 56,259   $ 64,112
Average selling price.....  $ 4,222   $  4,915   $  4,860   $  4,627   $  4,454   $  4,452   $  4,619

Total used vehicles.......    6,504     12,138     23,177     37,264     47,647     36,090     41,679
Total used vehicle sales
  (in thousands)..........  $58,611   $113,099   $220,544   $375,562   $480,846   $364,935   $428,777

     VEHICLE FINANCING, EXTENDED WARRANTY AND INSURANCE

     We believe that arranging financing is critical to our ability to sell vehicles and related products and services. We provide a variety of financing and leasing alternatives to meet customer needs. Offering customer financing on a "same day" basis gives us an advantage, particularly over smaller competitors who do not generate enough sales to attract the many financing sources that are available to us.

     Because of greater profit margins from sales of finance and insurance products, we try to arrange financing for every vehicle we sell. Our finance and insurance managers possess extensive knowledge of available financing alternatives and receive training in how to determine each customer's financing needs so that the customer can purchase or lease a vehicle. The finance and insurance managers work closely with financing sources to quickly determine a customer's credit status and to confirm the type and amount of financing available to each customer.

     In 2000, we arranged financing for 73% of our new vehicle sales and 72% of our used vehicle sales, compared to the industry averages of 49% and 59%, respectively. Our average finance and insurance revenue per vehicle totaled $852 in 2000 compared to the industry average of $390. For the first nine months of 2001, we improved our finance and insurance revenues per vehicle to $917.

     We receive a portion of the financing charge as fee income for each sale we finance. In 2001 and 2002, automobile manufacturers have offered zero percent financing as sales incentives to new vehicle purchasers. Zero percent financing reduces, but does not eliminate, our per unit fee income from arranging financing, as we receive a payment from the manufacturers in connection with such financing. Many customers do not qualify for zero percent financing, either because of their credit standing or because they require longer financing terms than offered for zero percent financing. Incentive financing programs, including zero percent programs, usually offer cash rebates as an alternative to reduced interest rates. A majority of eligible customers elect to receive cash rebates instead of incentive financing, usually using the cash rebate as a down payment to complete the purchase of a new vehicle without any cash out of pocket.

     We usually arrange financing for customers from outside sources on a non-recourse basis to avoid the risk of default. During 2000, we directly financed less than 0.01% of our vehicle sales.

     Our finance and insurance managers also market third-party extended warranty contracts and insurance contracts to our new and used vehicle buyers. These products and services yield higher profit margins than vehicle sales and contribute significantly to our profitability. Extended warranty contracts provide additional coverage for new vehicles beyond the duration or scope of the manufacturer's warranty. The service contracts we sell to used vehicle buyers provide coverage for certain major repairs.

     We also offer our customers credit life, and health and accident insurance when they finance an automobile purchase and receive a commission on each policy sold. We also offer other products, such as protective coatings and automobile alarms.

     SERVICE, BODY AND PARTS

     Our automotive service, body and parts operations are an integral part of establishing customer loyalty and contribute significantly to our overall revenue and profits. We provide parts and service primarily for the new vehicle brands sold by our stores, but we also service other vehicles. In 2000, our service, body and parts operations generated $164.0 million in revenues, or 9.9% of total revenues. We set prices to reflect the difficulty of the types of repair and the cost and availability of parts.

     The service, body and parts businesses provide important repeat revenues to the stores. We market our parts and service products by notifying the owners of vehicles purchased at our stores when their vehicles are due for periodic service. This encourages preventive maintenance rather than post-breakdown repairs. We offer a lifetime oil and filter service, which in 2000 was purchased by 29% of our new and used vehicle buyers. This service retains customers, and provides opportunities for more parts and service business. Revenues from the service, body and parts departments are important during economic downturns as owners repair existing used vehicles rather than buy new vehicles during such periods. This limits the effects of a drop in new vehicle sales.

     We operate twelve collision repair centers: two each in Oregon, Idaho and South Dakota and one each in California, Washington, Colorado, Nevada, Texas and Alaska. We work closely with the automobile insurance companies to provide collision repair services on claims at preferred rates based on the high volume of business. At our Medford, Oregon body shop, we provide office space to casualty insurers to process automobile claims. This helps generate further repair business.

MARKETING

     We market ourselves as "America's Car & Truck Store." We use most types of advertising, including television, newspaper, radio and direct mail, and an internet web site. We advertise to develop our image as a reputable dealer, offering quality service, affordable automobiles and financing for all buyers. The automobile manufacturers pay for many of our advertising and marketing expenses. The manufacturers also provide us with market research, which assists us in developing our own advertising and marketing campaigns. In addition, our stores advertise discounts or other promotions to attract customers. By owning a cluster of stores in a particular market, we save money from volume discounts and other media concessions. We also participate as a member of advertising cooperatives and associations whose members pool their resources and expertise together with manufacturers to develop advertising campaigns.

     We maintain a web site (www.lithia.com) that generates leads and provides information for our customers. We use the internet site as a marketing tool to familiarize customers with us, our stores and the products we sell, rather than to complete purchases. Although many customers use the internet to research information about new vehicles, nearly all ultimately visit the store to complete the sale and take delivery of the vehicle. Our web site enables a customer to:

      -- locate our stores and identify the new vehicle brands sold at each store;

      --   view new and used vehicle inventory;

      --   schedule service appointments;

      --   view Kelley Blue Book values;

      --   visit our investor relations site; and

      --   view employment opportunities.

     We emphasize customer satisfaction and strive to develop a reputation for quality and fairness. We train our sales personnel to identify an appropriate vehicle for each of our customers at an affordable price.

     We believe that our "Priority You" customer-oriented plan differentiates us from other automotive retail stores. "Priority You" commits us to provide:

      --   a complimentary credit check;

      --   a complimentary used vehicle appraisal;

      --   a 60-day/3,000 mile warranty on all used vehicles sold; and

      --   a community donation for every vehicle sold.

MANAGEMENT INFORMATION SYSTEM

     We consolidate, process and maintain financial information, operational and accounting data, and other related statistical information on computers at our headquarters. Our systems are based on an ADP platform for the main database, and information is processed and analyzed utilizing customized financial reporting software from Hyperian Solutions. Senior management can access detailed information from all of our locations regarding:

      --   inventory;

      --   cash balances;

      --   total unit sales and mix of new and used vehicle sales;

      --   lease and finance transactions;

      --   sales of ancillary products and services;

      --   key cost items and profit margins; and

      --   the relative performance of the stores.

     Each store's general manager has access to this same information. With this information, we can quickly analyze the results of operations, identify trends, and focus on areas that require attention or improvement. Our management information system also allows our general managers to respond quickly to changes in consumer preferences and purchasing patterns, maximizing our inventory turnover.

     Our management information system is particularly important to successfully operating new stores. Following each acquisition, we immediately install our management information system at each location. This quickly makes financial, accounting and other operational data easily available throughout the company. With this information, we can more efficiently execute our operating strategy at the new store.

FRANCHISE AGREEMENTS

     Each of our store subsidiaries signs a franchise or dealer sales and service agreement with each manufacturer of the new vehicles it sells.

     The typical automobile franchise agreement specifies the locations within a designated market area at which the dealer may sell vehicles and related products and perform certain approved services. The designation of such areas and the allocation of new vehicles among stores are at the discretion of the manufacturer. Except for Saturn franchises, franchise agreements do not guarantee exclusivity within a specified territory.

     A franchise agreement may impose requirements on the dealer about:

      --   the showroom;

      --   service facilities and equipment;

      --   inventories of vehicles and parts;

      --   minimum working capital;

      --   training of personnel; and

      --   performance standards for sales volume and customer satisfaction.

     Each manufacturer closely monitors compliance with these requirements and requires each store to submit monthly and annual financial statements. Franchise agreements also grant a dealer the right to use and display manufacturers' trademarks, service marks and designs in the manner approved by each manufacturer.

     Most franchise agreements expire after one to five years. However, all of our agreements have been renewed and we expect that manufacturers will continue to renew them in the future. In addition, state franchise laws limit the ability of manufacturers to terminate or fail to renew automotive franchises. Some franchise agreements, including those with DaimlerChrysler, have no termination date. Each franchise agreement authorizes at least one person to manage the store's operations. The typical franchise agreement provides for early termination or non-renewal by the manufacturer upon:

      --   a change of management or ownership without manufacturer consent;

      --   insolvency or bankruptcy of the dealer;

      --   death or incapacity of the dealer manager;

      --   conviction of a dealer manager or owner of certain crimes;

      -- misrepresentation of certain information by the store, dealer manager or owner to the manufacturer;

      --   failure to adequately operate the store;

      -- failure to maintain any license, permit or authorization required for the conduct of business; or

      --   poor sales performance or low customer satisfaction index scores.

     We sign master framework agreements with most manufacturers that impose additional requirements on our stores. See "Risk Factors" for further details.

COMPETITION

     The automobile business is highly competitive. The retail automobile sales business has a large number of independent operators, many of whom are individuals, families, and small groups. We compete primarily with other automobile dealers, both publicly and privately held, near our store locations. In addition, regional and national car rental companies operate retail used car lots to dispose of their used rental cars.

     We are larger and have more financial resources than the other automotive retailers with which we currently compete in most markets. As we enter other markets, we may face competitors that are larger or have access to greater financial resources. We do not have any cost advantage in purchasing new vehicles from manufacturers. We rely on advertising and merchandising, sales expertise, service reputation and location of our stores to sell new vehicles.

     In addition to competition for the sale of vehicles, we expect increased competition for the acquisition of other stores. We faced only limited competition with respect to our acquisitions to date, primarily from privately held automotive retailers. Other publicly-owned automotive retailers with significant capital resources may enter our current and targeted market areas in the future.

REGULATION

     Our business is subject to extensive regulation, supervision and licensing under federal, state and local laws, ordinances and regulations. State and federal regulatory agencies, such as the Occupational Safety and Health Administration and the U.S. Environmental Protection Agency, have jurisdiction over the operation of our stores, service centers, collision repair shops and other operations. They regulate matters such as consumer protection, workers' safety and air and water quality.

     Laws also protect franchised automobile stores from the unequal bargaining power held by the manufacturers. Under those laws, a manufacturer may not:

      --   Terminate or fail to renew a franchise without good cause; or

      -- Prevent any reasonable changes in the capital structure or financing of a store.

     Manufacturers may object to a sale of a store or change of management based on character, financial ability or business experience of the proposed new operator.

     Automobile dealers and manufacturers are also subject to laws to protect consumers, including so-called "Lemon Laws." A manufacturer must replace a new vehicle or accept it for a full refund within one year after initial purchase if:

      -- The vehicle does not conform to the manufacturer's express warranties; and

      -- The dealer or manufacturer, after a reasonable number of attempts, is unable to correct or repair the defect.

     We must provide written disclosures on new vehicles of mileage and pricing information. Financing and insurance activities are subject to credit reporting, debt collection, and insurance industry regulation.

     Our business, particularly parts, service and collision repair operations, involves hazardous or toxic substances or wastes, such as motor oil, waste motor oil and filters, transmission fluid, antifreeze, freon, waste paint and lacquer thinner, batteries, solvents, lubricants, degreasing agents, gasoline and diesel fuels. Federal, state and local authorities establishing health and environmental quality standards regulate the handling, storage, treatment, recycling and disposal of hazardous substances and wastes and remediation of contaminated sites, both at our facilities and at sites to which we send hazardous or toxic substances or wastes for treatment, recycling or disposal. We are aware of contamination at certain of our current and former facilities, and we are in the process of conducting investigation and/or remediation at some of these properties. Based on our current information, any costs or liabilities relating to such contamination, other environmental matters or compliance with environmental regulations are not expected to have a material adverse effect on our results of operations or financial condition. There can be no assurances, however, that additional environmental matters will not arise or that new conditions or facts will not develop in the future at our current or formerly owned or operated facilities, or at sites that we may acquire in the future, that will result in a material adverse effect on our results of operations or financial condition.

REAL ESTATE

     We currently own or lease the land and facilities at each of our stores and support facilities. We also own certain parcels held for future store locations. Most leases give us the option to renew the lease for one or more lease extension periods. We believe our owned and leased facilities are generally adequate for our needs and are in good repair.

EMPLOYEES

     As of December 31, 2001, we employed approximately 3,800 persons on a full-time equivalent basis. The service department employees at our Dodge, Ford and Volkswagen stores in Concord, California are unionized. We believe we have good relationships with our employees.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     Our bylaws provide for not less than two and not more than seven directors. The Board of Directors has currently established the number of directors at seven. Directors are elected by the stockholders at our annual meeting and serve until the next annual meeting or until their successors are elected and qualified. Our stockholders elected the directors listed below to serve until the 2002 annual meeting. Officers are elected by the Board of Directors to hold office until their successors are elected and qualified. The following table identifies our current directors and executive officers.

                NAME                   AGE                     CURRENT POSITION(S)
-------------------------------------  ---   --------------------------------------------------------
Sidney B. DeBoer.....................  58    Chairman, Chief Executive Officer and Secretary
M. L. Dick Heimann...................  58    President, Chief Operating Officer and Director
R. Bradford Gray.....................  49    Executive Vice President and Director
Bryan B. DeBoer......................  35    Senior Vice President, Mergers and
                                             Acquisitions/Operations
Don Jones, Jr. ......................  38    Senior Vice President, Retail Operations
Jeffrey B. DeBoer....................  36    Senior Vice President and Chief Financial Officer
W. Douglas Moreland..................  53    Senior Vice President, Regional Operations--Colorado and
                                             Director
Thomas Becker........................  50    Director
Gerald F. Taylor.....................  61    Director
William J. Young.....................  59    Director

     Sid DeBoer has served as the Chairman, Chief Executive Officer and Secretary since 1968. He also is a member of various automobile industry organizations, including the President's Club of the National Automobile Dealers Association, Oregon Auto Dealers Association, Medford New Car Dealers Association, Chrysler Dealer Council, Toyota Dealer Council and Honda Dealer Council. Mr. DeBoer has earned several awards including the Time Magazine Quality Dealer Award in 1997, the Sports Illustrated All-Star Dealer Award in 1990 and Medford Chamber of Commerce Awards in 1986, 1991, 1993 and 1998. Mr. DeBoer is active with several community and charitable organizations, including Oregon Community Foundation, Oregon Shakespeare Festival, Ashland Community Hospital and Rogue Valley Medical Center Foundation. Mr. DeBoer is the father of executive officers Bryan B. DeBoer and Jeffrey B. DeBoer.

     Dick Heimann has served as the Chief Operating Officer and Director since 1970 and was appointed President in 1997. Prior to joining us, he served as a district manager of Chrysler Corporation from 1967 to 1970. He is a member of various automobile industry organizations including the Oregon Auto Dealers Association, the Jeep Dealer Council and the Medford New Car Dealers Association, for which he has previously served as president. Mr. Heimann is a graduate of University of Colorado with a Bachelor of Science degree in Biology and Languages.

     Brad Gray has served as Executive Vice President since 1996 and became a Director in 1997. From 1981 to 1995, he served in various capacities including as General Manager of our Grants Pass (1991-1995) and Lithia Dodge (1989-1991) stores. Since 1975, Mr. Gray has held various positions in the automobile sales industry, including sales representative, sales manager and general manager.

     Bryan DeBoer joined us in 1989 working in various capacities including General Manager of certain stores, Finance Manager and General Sales Manager. In 1996, Mr. DeBoer began serving on the acquisition team and was promoted to Vice President, Acquisitions in 1997. In March 2000, Mr. DeBoer was promoted to Senior Vice President, Mergers and Acquisitions/Operations. Mr. DeBoer has a B.S. degree from Southern Oregon University. Mr. DeBoer also graduated from the National Auto Dealers Association Dealer Academy in 1990, where he was trained in all operational aspects of auto retailing.

     Don Jones joined us in 1989 as a General Sales Manager after 13 years of auto retailing experience outside of Lithia. Mr. Jones has held various other positions including General Manager, Executive Manager and Regional Manager. In 1997, Mr. Jones was promoted to Vice President, Operations and in March 2000, he was promoted to Senior Vice President of Retail Operations. Mr. Jones holds degrees from Menlo College in Atherton, California and the University of Oregon.

     Jeff DeBoer joined us in March 1997 as Vice President, Finance and Investor Relations. In March 2000, Mr. DeBoer was promoted to Senior Vice President and Chief Financial Officer. Prior to joining Lithia, Mr. DeBoer was an equity analyst and sector fund manager at Fidelity Investments Japan from 1994 to 1997 and a Credit Officer at Fuji Bank, Ltd., in Tokyo, Japan from 1988 to 1992. Mr. DeBoer holds an undergraduate degree from Pomona College and an M.B.A. degree with a specialty in finance and investment management from London Business School. Mr. DeBoer also attended the National Auto Dealers Association Dealer Academy in 1998, where he was trained in all operational aspects of auto retailing.

     Tom Becker became a Director in March 1997. Mr. Becker is the Executive Director of Pacific Retirement Services, Inc. and Rogue Valley Manor in Medford, Oregon. Pacific Retirement Services, Inc. is the parent corporation of a number of retirement centers and related operations in Oregon, California and Texas. Mr. Becker began his career with Rogue Valley Manor in January 1978. Mr. Becker holds a Bachelor of Science degree from the University of Oregon.

     Doug Moreland became a Director and Regional Vice President--Intermountain Region in May 1999 when we acquired the Moreland Automotive Group. In March 2000, Mr. Moreland was promoted to Senior Vice President, Regional Operations--Colorado. Prior to joining our company, Mr. Moreland owned Moreland Automotive Group. Mr. Moreland began his auto retailing career in 1969 and became a primary dealer and owner in January 1980.

     Jerry Taylor became a Director in April 2000. Mr. Taylor served in the position of Senior Vice President and CFO of Applied Materials, Inc., a manufacturer of semi-conductor equipment, from 1984 until 1998. Mr. Taylor currently serves as a senior advisor to the CEO of Applied Materials, Inc., and is a member of the Board of Directors of Electro Scientific Industries, Inc., WebTrax, Inc. (a private company) and MicroBar, Inc. (a private company).

     Bill Young became a Director in March 1997. Mr. Young is the Chairman of the Board, President and Chief Executive Officer of ARC Capital, a holding company with three wholly owned subsidiaries operating in the machine vision industry. Mr. Young has been with ARC Capital since 1994. Prior to 1994, Mr. Young served with Volkswagen of America for 18 years, most recently as President and Chief Executive Officer. During his tenure as President and CEO of Volkswagen of America, Mr. Young also served as President of V-Crest Systems, Inc., a computer services company serving 1,200 auto dealer agencies, and director of VCI, Inc., a $2 billion financial services company.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth, as of January 24, 2002, information with respect to the ownership of Lithia's Class A and Class B common stock and Series M preferred stock by (1) each director; (2) our Chief Executive Officer and our other five most highly compensated executive officers; (3) all persons known by us to be beneficial owners of more than 5 percent of our common stock; and (4) all executive officers and directors as a group and other selling stockholders. The table also sets forth the shares to be sold by the selling stockholder and his holdings following the offering.

                                                       SHARES BENEFICIALLY                               SHARES BENEFICIALLY
                                                        OWNED BEFORE THE                                   OWNED AFTER THE
                                                            OFFERING                 NUMBER OF                OFFERING
                                                    -------------------------   SHARES TO BE SOLD IN   -----------------------
              STOCKHOLDER                CLASS(1)   NUMBER(2)   % OF CLASS(3)       THE OFFERING         NUMBER     % OF CLASS
---------------------------------------  --------   ---------   -------------   --------------------   ----------   ----------
Lithia Holding Company, LLC(4)(5)......   Class B   4,039,719       100.0%                  --**        4,039,719     100.0%
Sidney B. DeBoer(4)(5)(6)..............   Class A    180,916          1.9%                  --**          180,916       1.4%
                                          Class B   4,039,719       100.0%                  --**        4,039,719     100.0%
W. Douglas Moreland(4)(7)..............   Class A   1,681,732        18.2%           1,000,000            681,732       5.1%
                                         Series M      3,904         86.8%                  --              3,904      86.8%
Fidelity Management and Research
  Corp.(8).............................   Class A    739,470          8.0%                  --            739,470       5.6%
  82 Devonshire Street
  Boston, MA 02109
Capital Guardian Trust Company(9)......   Class A    775,700          8.4%                  --            775,700       5.9%
  11100 Santa Monica Blvd.
  Los Angeles, CA 90025
J.P. Morgan Chase & Co.(10)............   Class A    528,325          5.7%                  --            528,325       4.0%
  270 Park Avenue
  New York, NY 10017
Wellington Management Company,
  LLP(11)..............................   Class A    526,700          5.7%                  --            526,700       4.0%
  75 State Street
  Boston, MA 02109
M. L. Dick Heimann(12).................   Class A    184,274          2.0%                  --            184,274       1.4%
R. Bradford Gray.......................   Class A     83,299            *                   --**           83,299         *
Don Jones, Jr.(13).....................   Class A     42,988            *                   --             42,988         *
Bryan B. DeBoer........................   Class A     30,005            *                   --             30,005         *
Jeffrey B. DeBoer(14)..................   Class A     30,191            *                   --             30,191         *
Thomas Becker(15)......................   Class A     15,200            *                   --             15,200         *
Gerald F. Taylor.......................   Class A     12,000            *                   --             12,000         *
William J. Young.......................   Class A      5,000            *                   --              5,000         *
All current executive officers and
  directors as a group (10
  persons)(16).........................   Class A   2,265,605        23.8%                              1,265,605       9.5%
                                          Class B   4,039,719       100.0%                              4,039,719     100.0%
                                         Series M      3,904         86.9%                                  3,904     100.0%

------------

  *  Less than one percent

 ** If the underwriters' overallotment option is exercised in full, the following stockholders will sell 250,000 shares of Class A common stock:

                                                                                SHARES BENEFICIALLY
                                                                                  OWNED AFTER THE
                                                                                OVERALLOTMENT OPTION
                                                                                IS EXERCISED IN FULL
                                                               NUMBER OF       ----------------------
                                                  CLASS    SHARES TO BE SOLD    NUMBER     % OF CLASS
                                                 -------   -----------------   ---------   ----------
Lithia Holding Company LLC ....................  Class B        120,488        3,919,231     100.0%
Sidney B. DeBoer...............................  Class A        108,962           71,954       0.5%
                                                 Class B        120,488        3,919,231     100.0%
R. Bradford Gray...............................  Class A         20,550           62,749       0.5%

                                                        (footnotes on next page)

 (1) The Class A common stock is entitled to one vote per share, the Class B common stock is entitled to 10 votes per share and is convertible into Class A common stock on a share for share basis at the option of the holder thereof or under certain other circumstances and the Series M preferred stock is entitled to 54.3 votes per share.

 (2) Includes shares subject to options exercisable within 60 days of January 24, 2002 as follows:

                            NAME                              NUMBER OF OPTIONS
------------------------------------------------------------  -----------------
Sidney B. DeBoer............................................        61,902
W. Douglas Moreland.........................................        18,512
M. L. Dick Heimann..........................................        64,810
R. Bradford Gray............................................       62,749]
Don Jones, Jr. .............................................        21,404
Bryan B. DeBoer.............................................        21,675
Jeffrey B. DeBoer...........................................        22,727
Thomas Becker...............................................         5,000
Gerald F. Taylor............................................         2,000
William Young...............................................         5,000
All current executive officers and directors as a group.....       285,779

 (3) Applicable percentage of ownership is based on 9,224,024 shares of Class A common stock outstanding, 4,039,719 shares of Class B common stock outstanding and 4,499 shares of Series M preferred stock outstanding as of January 24, 2002, together with applicable options for such stockholders. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and includes voting and investment power with respect to shares. Shares of common stock subject to options or warrants currently exercisable or exercisable within 60 days after January 24, 2002 are deemed outstanding for computing the percentage ownership of the person holding such options or warrants, but are not deemed outstanding for computing the percentage of any other person.

 (4) Such person can be reached c/o 360 E. Jackson Street, Medford, Oregon
     97501.

 (5) Sidney DeBoer, as the manager of Lithia Holding Company and pursuant to the terms of its operating agreement, has the sole voting and investment power with respect to all of the Class B common stock. Accordingly all shares held by Lithia Holding Company are deemed beneficially owned by him. The following table gives tabular information regarding the ownership of Lithia Holding Company, LLC:

                                                                UNITS OWNED
                                                              ----------------
                        UNIT HOLDER                           NUMBER   PERCENT
------------------------------------------------------------  ------   -------
DeBoer Family LLC...........................................  50,000    50.9%
Heimann Family LLC..........................................  34,875    35.5%
R. Bradford Gray............................................  7,000      7.1%
DeBoer Insurance, LLC. .....................................  4,990      5.1%
Sidney B. DeBoer Trust......................................  1,425      1.4%

    Sidney B. DeBoer is the manager of the DeBoer Family LLC whose members include Mr. DeBoer, his spouse and other family members. M.L. Dick Heimann is the manager of the Heimann Family LLC whose members include Mr. Heimann and other family members. Bryan B. DeBoer is the manager of DeBoer Insurance, LLC, whose members are Bryan B. DeBoer, Jeffrey B. DeBoer and Mark D. DeBoer. Sidney B. DeBoer is the trustee and owner of the Sidney B. DeBoer Trust.

 (6) Includes 10,325 Class A shares held in Mr. DeBoer's 401(k) account. Also includes all shares held by Lithia Holding Company, LLC which he controls.

 (7) All Class A shares and all of the Series M shares beneficially owned by Mr. Moreland are held by several limited partnerships of which Mr. Moreland and his wife are the limited partners and Mr. Moreland is the President of the corporate general partner of each of the partnerships.

 (8) Based solely on information as of December 31, 2001 provided on Schedule 13G filed with the Securities and Exchange Commission by FMR Corp. FMR is the parent holding company of Fidelity Management Trust Company, which has beneficial ownership of 739,470 of the reported shares. FMR has sole voting power with respect to 329,100 shares and sole dispositive power with respect to all 739,470 shares.

 (9) Based solely on information as of December 31, 2001 provided on Schedule 13G filed with the Securities and Exchange Commission by Capital Guardian Trust Company. Capital Guardian serves as an investment manager for several institutional customers. Capital Guardian has sole voting power with respect to 402,500 shares and sole dispositive power with respect to all 775,700 shares.

(10) Based solely on information as of December 31, 2001 provided on Schedule 13G filed with the Securities and Exchange Commission by J. P. Morgan Chase & Co. J.P. Morgan Chase has sole voting power with respect to 524,825 shares and sole dispositive power with respect to all 528,325 shares.

(11) Based solely on information as of December 31, 2001 provided on Schedule 13G filed with the Securities and Exchange Commission by Wellington Management Company, LLP. WMC has shared voting power with respect to 270,800 shares and shared dispositive power with respect to all 526,700 shares.

(12) Includes 15,964 shares held by Mr. Heimann's spouse.

(13) Includes 7,504 Class A shares held in Mr. Jones' 401(k) account.

(14) Includes 664 Class A shares held in Mr. DeBoer's 401(k) account.

(15) Includes 200 shares held in a custodial account for Mr. Becker's daughter.

(16) Class A includes 15,964 shares held by Mr. Heimann's spouse, 200 shares held in a custodial account for Mr. Becker's daughter, 10,325 shares held in Sidney DeBoer's 401(k) account, 7,504 shares held in Mr. Jones' 401(k) account and 664 shares held in Jeffrey B. DeBoer's 401(k) account.

                          DESCRIPTION OF CAPITAL STOCK

     Our authorized capital stock consists of 100,000,000 shares of Class A common stock, 25,000,000 shares of Class B common stock and 15,000,000 shares of preferred stock, each with no par value.

COMMON STOCK

     Each share of common stock is designated as either Class A common stock or Class B common stock. As of January 24, 2002, there were 9,224,024 shares of Class A common stock outstanding and 4,039,719 shares of Class B common stock outstanding. All of the outstanding Class B common stock is held by Lithia Holding Company, LLC. Upon completion of this offering, there will be 13,224,024 shares (13,844,512 shares if the underwriters' over-allotment option is exercised) of Class A common stock outstanding and 4,039,719 shares (3,919,231 shares if the underwriters' over-allotment option is exercised) of Class B common stock outstanding.

  VOTING

     Holders of Class B common stock are entitled to ten votes for each share held, while holders of Class A common stock are entitled to one vote per share held. The Class A common stock and Class B common stock vote together as a single class on all matters submitted to a vote of shareholders including the election of directors.

     The Oregon Business Corporation Act, however, entitles either the Class A common stock or the Class B common stock to vote as a separate voting group on any proposed amendment of our Articles of Incorporation otherwise requiring shareholder approval if the proposed amendment would:

      -- increase or decrease the aggregate number of authorized shares of the class;

      -- effect an exchange or reclassification of all or part of the shares of the class into shares of another class or create a right to do so;

      -- change the shares of all or part of the class into a different number of shares of the same class;

      -- create a new class having rights or preferences with respect to distributions or dissolution that are prior to superior or substantially equal to shares of the class; or

      -- otherwise alter the rights, preferences or limitations of all or part of the shares of the class.

     In these circumstances, the class of common stock to be altered has the right to vote on the amendment as a separate class. Shares of the two classes of common stock do not have cumulative voting rights with respect to the election of directors.

     Immediately after this offering, Lithia Holding Company, LLC will hold shares of Class B common stock constituting approximately 75.0%, assuming no exercise of the over-allotment option and 74.3% if the underwriters' exercise their over-allotment option in full of the voting power of the outstanding common stock, which in each case will allow it to control all actions to be taken by the shareholders, except as noted above, including the election of all directors to the Board of Directors.

  DIVIDENDS AND OTHER RIGHTS

     Subject to the preferences applicable to any preferred stock outstanding at the time, holders of shares of common stock are entitled to dividends if, when and as declared by the Board of Directors from funds legally available therefor, and are entitled, in the event of liquidation, to share ratably in all assets remaining after payment of liabilities and preferred stock preferences, if any. Each share of Class A common stock and Class B common stock will be treated equally with respect to dividends and distributions.

     No additional shares of Class B common stock can be issued without the prior approval of shareholders holding a majority of all Class A common stock outstanding, except in conjunction with stock splits, stock dividends, reclassification and similar transactions and events regarding the Class A common stock that would otherwise have the effect of changing conversion rights of the Class B common stock relative to the Class A common stock.

     Holders of common stock have no preemptive rights nor rights to subscribe for additional securities. Shares of common stock are not redeemable and there are no sinking fund provisions. Shares of Class A common stock are not convertible into any other series or class of our securities. Subject to adjustments for stock splits, stock dividends, reclassification and similar transactions and events, each share of Class B common stock is freely convertible into one share of Class A common stock at the option of the holder. Each share of Class B common stock shall automatically convert to shares of Class A common stock on a share-for-share basis on the earliest record date for an annual meeting of our shareholders on which the number of shares of Class B common stock outstanding is less than 1% of the total number of shares of common stock outstanding.

     Shares of Class B common stock may not be transferred to third parties except for transfers to certain family members and in other limited circumstances. Any purported transfer of Class B common stock to a person who is not a permitted transferee under our Articles of Incorporation is automatically void.

PREFERRED STOCK

     In 1999, we authorized 15,000 shares of Series M Redeemable Convertible Preferred Stock. The Series M preferred stock votes with Class A common stock on an as if converted basis. The Series M preferred stock is convertible into Class A common stock at our option at any time and at the option of the holder under limited circumstances. The Series M preferred stock is redeemable at our option. The Series M preferred stock converts into Class A common stock based on a formula that divides the average Class A common stock price for a 15-day period into one thousand and then multiplies such amount by the number of Series M preferred shares being converted. The Series M preferred stock does not have a dividend preference, but participates in any dividends on an as if converted basis. The Series M preferred stock has a $1 per share liquidation preference.

     The Board of Directors may, without further action of our shareholders, issue shares of preferred stock in one or more series and fix the rights and preferences thereof, including the dividend rights, dividend rates, conversion rights, voting rights, rights and terms of redemption and sinking fund provisions, redemption price or prices, liquidation preferences and the number of shares constituting any series or the designations of such series, and increase or decrease the number of shares of any such series (but not below the number of such shares then outstanding). The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of holders of any preferred stock that may be issued in the future. Issuance of preferred stock provides desirable flexibility in connection with possible acquisitions and other corporate purposes. However, the Board of Directors, without further shareholder approval, can issue preferred stock with voting and conversion rights that would adversely affect the voting power and other rights of the holders of common stock. In addition, the Board of Directors can issue and sell shares of preferred stock to designated persons, the impact of which could make it more difficult for a holder of a substantial block of common stock to remove incumbent directors or otherwise gain control of Lithia. We have no present plans to issue any shares of preferred stock.

OREGON CORPORATE LAW

     We are subject to the Oregon Control Share Act, under which a person who acquires voting stock in a transaction which results in such person holding more than 20%, 33 1/3% or 50% of the total voting power cannot vote the shares it acquires in the acquisition unless voting rights are accorded to such control shares by the holders of a majority of the outstanding voting shares, excluding the control shares held by such person and shares held by our officers and inside directors, and by the holders of a majority of the outstanding voting shares, including shares held by our officers and inside directors. This vote would be required at the time an acquiring person's holdings exceed 20% of the total voting power, and again at the time the acquiring person's holdings exceed 33 1/3% and 50%, respectively. An acquiring person can include persons acting as a group. A transaction in which voting power is acquired solely by receipt of an immediately revocable proxy does not constitute an acquisition covered by the provisions of the Oregon Business Corporation Act described here. The acquiring person may, but is not required to, submit to us an "Acquiring Person Statement" setting forth certain information about the acquiring person and its plans with respect to us. The Acquiring Person

Statement may also request that we call a special meeting of shareholders to determine whether the control shares will be allowed to retain voting rights. If the acquiring person does not request a special meeting of shareholders, the issue of voting rights of control shares will be considered at the next annual meeting or special meeting of shareholders that is held more than 60 days after the date of the acquisition of control shares. If the acquiring person's control shares are accorded voting rights and represent a majority or more of all voting power, shareholders who do not vote in favor of the restoration of such voting rights will have the right to receive the appraised "fair value" of their shares, which may not be less than the highest price paid per share by the acquiring person for the control shares.

     We are also subject to the Oregon Business Combination Act, which generally provides that in the event a person or entity acquires 15% or more of our voting stock, we and such person or entity, or any affiliated entity, may not engage in the following business combination transactions for a period of three years following the date the person became acquired 15% or more of the voting stock:

      --   a merger or plan of share exchange;

      -- any sale, lease, mortgage or other disposition of the assets of the corporation where the assets have an aggregate market value equal to 10% or more of the aggregate market value of our assets or outstanding capital stock; and

      -- transactions that result in the issuance of our capital stock to the shareholder that acquired 15% or more of the voting stock

     These restrictions do not apply if:

      -- the shareholder that acquired 15% or more of the voting stock, as a result of such acquisition, owns at least 85% of our outstanding voting stock disregarding shares owned by directors who are also officers and certain employee benefit plans;

      -- the Board of Directors approves the share acquisition or business combination before the shareholder acquired 15% or more of our voting stock; or

      -- the Board of Directors and the holders of at least two-thirds of our outstanding voting stock, disregarding shares owned by the Interested Shareholder, approve the transaction after the shareholder acquires 15% or more of our voting stock.

     The Oregon Control Share Act and the Oregon Business Combination Act will have the effect of encouraging any potential acquiror to negotiate with our Board of Directors and will also discourage potential acquirors unwilling to comply with the provisions of these laws. An Oregon corporation may provide in its articles of incorporation or bylaws that the laws described above do not apply to its shares. We have not adopted such a provision and do not currently intend to do so. These laws may make us less attractive for takeover, and thus shareholders may not benefit from a rise in the price of our Class A common stock that a takeover could cause.

LIMITATION OF LIABILITY AND INDEMNIFICATION

     As allowed by the Oregon Business Corporation Act, our Articles of Incorporation provide that the liability of our directors for monetary damages will be eliminated to the fullest extent permissible under Oregon law. This is intended to eliminate the personal liability of a director for monetary damages in an action brought by or in the right of Lithia for breach of a director's duties to us or our shareholders except for liability:

      -- for any breach of the director's duty of loyalty to us or our shareholders;

      -- for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

      --   for any unlawful distribution to shareholders; or

      -- for any transaction from which the director derived an improper personal benefit.

This provision does not limit or eliminate our rights or any shareholder's rights to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of a director's duty of care. This provision also does not affect the director's responsibilities under any other laws, such as the federal or state securities or environmental laws.

     Our Articles of Incorporation and the Bylaws also provide that we shall indemnify, to the fullest extent permitted under Oregon law, any person who has been made, or is threatened to be made, a party to an action, suit or legal proceeding by reason of the fact that the person is or was a director or officer of ours. Our Articles provide that we shall indemnify directors and officers against certain liabilities that may arise by reason of their status or service as a director or officer and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.

TRANSFER AGENT

     The transfer agent and registrar for the Class A common stock is ComputerShare Trust Company, Lakewood, Colorado.

                                  UNDERWRITERS

     Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated and Stephens Inc. are acting as representatives, have severally agreed to purchase, and we and the selling stockholders have agreed to sell to them, severally, the number of shares of Class A common stock set forth opposite their names below:

                                                              NUMBER OF
                            NAME                               SHARES
------------------------------------------------------------  ---------
Morgan Stanley & Co. Incorporated...........................
Stephens Inc. ..............................................
                                                              ---------

          Total.............................................  5,000,000
                                                              =========

     The underwriters are offering the shares of Class A common stock subject to their acceptance of the shares from us and the selling stockholders and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of legal matters by their counsel and to other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters' over-allotment option described below.

     The underwriters initially propose to offer part of the shares of Class A common stock directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers at a price that
represents a concession not in excess of $          a share under the public
offering price. No underwriter or dealer may reallow a concession. After the initial offering of the shares of Class A common stock, the offering price and other selling terms may from time to time be varied by the representatives.

     We and certain other selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 750,000 additional shares of Class A common stock at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of Class A common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of Class A common stock as the number listed next to the underwriter's name in the preceding table bears to the total number of shares of Class A common stock listed next to the names of all underwriters in the preceding table. If the underwriters' option is exercised in full, the
total price to the public would be $          , the total underwriters'
discounts and commissions would be $          , total proceeds to us would be
$          and total proceeds to the selling stockholders would be $          .

     The underwriting discounts and commissions were determined by negotiations among us, the selling stockholders and the representatives and are a percentage of the offering price to the public. The primary factors considered in determining the discounts and commissions were the size of the offering, the nature of the securities offered and the discounts and commissions charged in comparable transactions. The estimated offering expenses payable by us, in addition to the underwriting discounts and commissions, are approximately
          , which includes legal, consulting, accounting and printing costs and various other fees associated with registering and listing the Class A common stock.

     Each of us, the selling stockholders, our directors, executive officers and certain other stockholders have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, we will not, during the period ending 180 days after the date of this prospectus:

      -- offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of directly or indirectly, any shares of Class A common stock or any securities convertible into or exercisable or exchangeable for Class A common stock; or

      -- enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Class A common stock;

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. The restrictions described in this paragraph do not apply to:

      --   the sale of shares to the underwriters;

      -- the issuance by us of shares of Class A common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing;

      -- the grant or exercise of options to purchase Class A common stock under our employee benefit plans; or

      -- transactions by any person other than us relating to shares of Class A common stock or other securities acquired in open market transactions after the completion of the offering of the shares.

     In order to facilitate the offering of the Class A common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Class A common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, the underwriters may bid for, and purchase, shares of Class A common stock in the open market to stabilize the price of the Class A common stock. The underwriting syndicate may also reclaim selling concessions allowed to an underwriter or a dealer for distributing the Class A common stock in the offering, if the syndicate repurchases previously distributed Class A common stock to cover syndicate short positions or to stabilize the price of the Class A common stock. These activities may raise or maintain the market price of the Class A common stock above independent market levels or prevent or retard a decline in the market price of the Class A common stock. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

     We, the selling stockholders and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

     The validity of the issuance of common stock we are offering by this prospectus will be passed upon for us by Foster Pepper & Shefelman LLP, Portland, Oregon. As of January 17, 2002, lawyers of Foster Pepper & Shefelman LLP owned approximately 66,000 shares of our Class A common stock. Davis Polk & Wardwell, Menlo Park, California, represents the underwriters.

                                    EXPERTS

     Our consolidated financial statements as of December 31, 1999 and 2000, and for each of the three years in the period ended December 31, 2000, have been included or incorporated by reference herein and in the registration statement in reliance on the report of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     We are a reporting company and file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission, or SEC. You may read and copy any document we file with the SEC at its public reference facility at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying costs. Please call the SEC at 1-800-SEC-0330 for further information regarding its public facilities. Our SEC filings are also available to the public from the SEC's web site at http://www.sec.gov. In addition, you can read and copy our SEC filings at the office of the National Association of Securities Dealers, Inc. at 1735 K Street, Washington, D.C. 20006.

     The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to previously filed documents. The information incorporated by reference in this prospectus is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, until our offering is completed:

      -- Our Annual Report on Form 10-K for the fiscal year ended December 31, 2000, as amended on Form 10-K/A on January 17, 2002;

      -- Our Quarterly Reports on Form 10-Q for the quarters ended September 30, 2001, June 30, 2001 and March 31, 2001;

      -- The description of our capital stock in our Registration Statement on Form S-1 filed on March 6, 1998 as amended on April 28, 1998; and

      -- Our current reports on Form 8-K as filed on August 3, 2001 (Item 7 only), July 25, 2001 (Item 7 only) and June 11, 2001.

     You may request a copy of all of the information incorporated by reference at no cost, by writing or calling us at:

                              Lithia Motors, Inc.
                  Attention: Dan Retzlaff, Investor Relations
                            360 East Jackson Street
                               Medford, OR 97501
                                 (541) 776-6819

                      LITHIA MOTORS, INC. AND SUBSIDIARIES

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Independent Auditors' Report................................   F-2
Consolidated Balance Sheets.................................   F-3
Consolidated Statements of Operations.......................   F-4
Consolidated Statements of Changes in Stockholders'
  Equity....................................................   F-5
Consolidated Statements of Cash Flows.......................   F-6
Notes to Consolidated Financial Statements..................   F-7

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Lithia Motors, Inc. and Subsidiaries:

     We have audited the accompanying consolidated balance sheets of Lithia Motors, Inc. and Subsidiaries as of December 31, 1999 and 2000, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2000. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Lithia Motors, Inc. and Subsidiaries as of December 31, 1999 and 2000, and the consolidated results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

                                          KPMG LLP

Portland, Oregon
February 9, 2001

                      LITHIA MOTORS, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                  DECEMBER 31,
                                                              --------------------    SEPTEMBER 30,
                                                                1999        2000          2001
                                                              --------    --------    -------------
                                                                                       (UNAUDITED)
                                                                         (IN THOUSANDS)
ASSETS
Current Assets:
  Cash and cash equivalents.................................  $ 30,364    $ 38,789      $ 43,508
  Trade receivables, net of allowance for doubtful accounts
    of $851, $346 and $505..................................    25,683      32,273        32,214
  Notes receivable, current portion, net of allowance for
    doubtful accounts of $677, $988 and $907................     2,777       1,933         1,388
  Inventories, net..........................................   268,281     314,290       309,461
  Vehicles leased to others, current portion................     3,000       4,961         5,597
  Prepaid expenses and other................................     3,815       4,276         2,641
  Deferred income taxes.....................................       724          --           306
                                                              --------    --------      --------
         Total current assets...............................   334,644     396,522       395,115
Land and buildings, net of accumulated depreciation of $646,
  $1,261 and $1,910.........................................    31,301      60,788        71,380
Equipment and other, net of accumulated depreciation of
  $5,037, $7,173 and $9,173.................................    21,067      29,452        32,647
Notes receivable, less current portion......................     4,095       1,485           615
Vehicles leased to others, less current portion.............     2,808       2,962         2,813
Goodwill, net of accumulated amortization of $3,073, $6,219
  and $8,872................................................   110,677     133,871       151,117
Other non-current Assets, net of accumulated amortization of
  $143, $182 and $244.......................................     1,841       2,923         3,692
                                                              --------    --------      --------
         Total assets.......................................  $506,433    $628,003      $657,379
                                                              ========    ========      ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Flooring notes payable....................................  $208,403    $255,137      $242,705
  Current maturities of long-term debt......................     7,039       5,257         9,334
  Current portion of capital leases.........................        93          85            18
  Trade payables............................................    11,873      13,651        16,944
  Payable to related party..................................     9,000          --            --
  Accrued liabilities.......................................    23,237      22,086        36,849
  Deferred income taxes.....................................        --       1,389            --
                                                              --------    --------      --------
         Total current liabilities..........................   259,645     297,605       305,850
Used vehicle flooring facility..............................    35,500      59,000        60,000
Real estate debt, less current maturities...................    18,963      28,898        32,218
Other long-term debt, less current maturities...............    19,252      43,566        41,088
Long-term capital lease obligation, less current
  maturities................................................       196         122            20
Deferred revenue............................................     2,262       1,993         1,610
Other long-term liabilities.................................     5,456       6,900        11,413
Deferred income taxes.......................................     9,521       8,144         8,656
                                                              --------    --------      --------
         Total liabilities..................................   350,795     446,228       460,855
                                                              --------    --------      --------
Stockholders' Equity:
  Preferred stock--no par value; authorized 15,000 shares;
    15 shares designated Series M Preferred; issued and
    outstanding 10.4, 14.9 and 9.7 shares...................     6,216       8,915         5,806
  Class A common stock--no par value; authorized 100,000
    shares; issued and outstanding 7,824, 8,412 and 8,802
    shares..................................................   102,333     108,565       113,014
  Class B common stock authorized 25,000 shares; issued and
    outstanding 4,087 shares................................       508         508           508
  Additional paid-in capital................................     7,428         306           456
  Accumulated other comprehensive income....................        --          15        (2,348)
  Retained earnings.........................................    39,153      63,466        79,088
                                                              --------    --------      --------
         Total stockholders' equity.........................   155,638     181,775       196,524
                                                              --------    --------      --------
         Total liabilities and stockholders' equity.........  $506,433    $628,003      $657,379
                                                              ========    ========      ========

          See accompanying notes to consolidated financial statements.

                      LITHIA MOTORS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                           NINE MONTHS ENDED
                                      YEAR ENDED DECEMBER 31,                SEPTEMBER 30,
                                ------------------------------------    ------------------------
                                  1998         1999          2000          2000          2001
                                --------    ----------    ----------    ----------    ----------
                                                                              (UNAUDITED)
                                            (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Revenues:
  New vehicle sales...........  $388,431    $  673,339    $  898,016    $  683,217    $  701,095
  Used vehicle sales..........   220,544       375,562       480,846       364,935       428,777
  Service, body and parts.....    72,216       120,722       164,002       121,266       138,540
  Other revenues..............    33,549        73,036       115,747        87,102        85,107
                                --------    ----------    ----------    ----------    ----------
          Total revenues......   714,740     1,242,659     1,658,611     1,256,520     1,353,519
Cost of sales.................   599,379     1,043,373     1,391,042     1,055,552     1,129,544
                                --------    ----------    ----------    ----------    ----------
Gross profit..................   115,361       199,286       267,569       200,968       223,975
Selling, general and
  administrative..............    85,188       146,381       195,500       146,770       173,517
Depreciation--buildings.......       410           366           994           430           948
Depreciation--equipment and
  other.......................     2,132         3,274         3,425         2,808         3,056
Amortization..................       927         1,933         3,186         2,301         2,809
                                --------    ----------    ----------    ----------    ----------
  Income from operations......    26,704        47,332        64,464        48,659        43,645
Other income (expense):
  Flooring interest expense...    (7,108)      (11,105)      (17,728)      (13,894)      (11,877)
  Other interest expense......    (2,735)       (4,250)       (7,917)       (4,928)       (5,953)
  Other income (expense),
     net......................       921            74           716           884          (365)
                                --------    ----------    ----------    ----------    ----------
                                  (8,922)      (15,281)      (24,929)      (17,938)      (18,195)
                                --------    ----------    ----------    ----------    ----------
Income before income taxes....    17,782        32,051        39,535        30,721        25,450
Income tax expense............    (6,993)      (12,877)      (15,222)      (12,040)       (9,828)
                                --------    ----------    ----------    ----------    ----------
Net income....................  $ 10,789    $   19,174    $   24,313    $   18,681    $   15,622
                                ========    ==========    ==========    ==========    ==========
Basic net income per share....  $   1.18    $     1.67    $     1.78    $     1.37    $     1.16
                                ========    ==========    ==========    ==========    ==========
Shares used in basic net
  income per share............     9,147        11,506        13,652        13,589        13,515
                                ========    ==========    ==========    ==========    ==========
Diluted net income per
  share.......................  $   1.14    $     1.60    $     1.76    $     1.36    $     1.14
                                ========    ==========    ==========    ==========    ==========
Shares used in diluted net
  income per share............     9,470        11,998        13,804        13,746        13,754
                                ========    ==========    ==========    ==========    ==========

          See accompanying notes to consolidated financial statements.

                      LITHIA MOTORS, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
 FOR THE YEARS ENDED DECEMBER 31, 1998, 1999 AND 2000 AND THE NINE MONTHS ENDED
                         SEPTEMBER 30, 2001 (UNAUDITED)

                                                                                                                 ACCUMULATED
                                                                                                                    OTHER
                                                                      COMMON STOCK
                                         SERIES M       -----------------------------------------
                                     PREFERRED STOCK          CLASS A               CLASS B         ADDITIONAL     COMPRE-
                                     ----------------   --------------------   ------------------    PAID IN       HENSIVE
                                     SHARES   AMOUNT     SHARES      AMOUNT     SHARES     AMOUNT    CAPITAL       INCOME
                                     ------   -------   ---------   --------   ---------   ------   ----------   -----------
                                                                     (DOLLARS IN THOUSANDS)
BALANCE AT DECEMBER 31, 1997.......     --    $   --    2,925,550   $ 28,117   4,110,000    $511     $    59       $    --
Net income.........................     --        --           --         --          --      --          --            --
Issuance of Class A Common Stock,
  net of offering expenses of
  $594.............................     --        --    3,150,000     42,498          --      --          --            --
Compensation for stock option
  issuances........................     --        --           --         --          --      --          78            --
Tax benefit of disqualifying
  dispositions.....................     --        --           --         --          --      --          13            --
Issuance of Class A Common Stock in
  connection with acquisition......     --        --       12,850        125          --      --          --            --
Issuance of stock in connection
  with employee stock plans........     --        --       16,837        131          --      --          --            --
                                     ------   -------   ---------   --------   ---------    ----     -------       -------
BALANCE AT DECEMBER 31, 1998.......     --        --    6,105,237     70,871   4,110,000     511         150            --
Net income.........................     --        --           --         --          --      --          --            --
Issuance of Class A Common Stock in
  connection with acquisitions.....     --        --    1,611,173     30,638          --      --       4,500            --
Issuance of stock in connection
  with employee stock plans........     --        --       85,053        821          --      --          --            --
Compensation for stock option
  issuances........................     --        --           --         --          --      --          78            --
Conversion of Class B Common Stock
  into Class A Common Stock........     --        --       23,000          3     (23,000)     (3)         --            --
Issuance of Series M Preferred
  Stock in connection with
  acquisition......................  10,360    6,216           --         --          --      --       2,700            --
                                     ------   -------   ---------   --------   ---------    ----     -------       -------
BALANCE AT DECEMBER 31, 1999.......  10,360    6,216    7,824,463    102,333   4,087,000     508       7,428            --
Comprehensive income:
  Net income.......................     --        --           --         --          --      --          --            --
  Unrealized gain on investments...     --        --           --         --          --      --          --            15
         Total comprehensive
           income..................
Issuance of stock in connection
  with acquisitions................  4,499     2,699      303,542      4,500          --      --      (7,200)           --
Issuance of stock in connection
  with employee stock plans........     --        --      324,082      2,213          --      --          --            --
Repurchase of Class A Common
  Stock............................     --        --      (40,000)      (481)         --      --          --            --
Compensation for stock option
  issuances........................     --        --           --         --          --      --          78            --
                                     ------   -------   ---------   --------   ---------    ----     -------       -------
BALANCE AT DECEMBER 31, 2000.......  14,859    8,915    8,412,087    108,565   4,087,000     508         306            15
Comprehensive income:
  Net income.......................     --        --           --         --          --      --          --            --
  Unrealized gain on investments,
    net............................     --        --           --         --          --      --          --           (15)
  Cash flow hedges:
    Cumulative effect of adoption
      of SFAS 133, net of tax
      effect of $594...............     --        --           --         --          --      --          --          (948)
    Net derivative losses, net of
      tax effect of $1,181.........     --        --           --         --          --      --          --        (1,884)
    Reclassification adjustment,
      net of tax effect of
      $(305).......................     --        --           --         --          --      --          --           484
         Total comprehensive
           income..................
Issuance of stock in connection
  with employee stock plans........     --        --      124,742      1,340          --      --          --            --
Conversion of Series M Preferred
  Stock............................  (5,183)  (3,109)     265,247      3,109          --      --         (16)           --
Compensation for stock option
  issuances........................     --        --           --         --          --      --         166            --
                                     ------   -------   ---------   --------   ---------    ----     -------       -------
BALANCE AT SEPTEMBER 30, 2001
  (UNAUDITED)......................  9,676    $5,806    8,802,076   $113,014   4,087,000    $508     $   456       $(2,348)
                                     ======   =======   =========   ========   =========    ====     =======       =======


                                                    TOTAL
                                     RETAINED   STOCKHOLDERS'
                                     EARNINGS      EQUITY
                                     --------   -------------
                                      (DOLLARS IN THOUSANDS)
BALANCE AT DECEMBER 31, 1997.......  $ 9,190      $ 37,877
Net income.........................   10,789        10,789
Issuance of Class A Common Stock,
  net of offering expenses of
  $594.............................       --        42,498
Compensation for stock option
  issuances........................       --            78
Tax benefit of disqualifying
  dispositions.....................       --            13
Issuance of Class A Common Stock in
  connection with acquisition......       --           125
Issuance of stock in connection
  with employee stock plans........       --           131
                                     -------      --------
BALANCE AT DECEMBER 31, 1998.......   19,979        91,511
Net income.........................   19,174        19,174
Issuance of Class A Common Stock in
  connection with acquisitions.....       --        35,138
Issuance of stock in connection
  with employee stock plans........       --           821
Compensation for stock option
  issuances........................       --            78
Conversion of Class B Common Stock
  into Class A Common Stock........       --            --
Issuance of Series M Preferred
  Stock in connection with
  acquisition......................       --         8,916
                                     -------      --------
BALANCE AT DECEMBER 31, 1999.......   39,153       155,638
Comprehensive income:
  Net income.......................   24,313        24,313
  Unrealized gain on investments...       --            15
                                                  --------
         Total comprehensive
           income..................                 24,328
Issuance of stock in connection
  with acquisitions................       --            (1)
Issuance of stock in connection
  with employee stock plans........       --         2,213
Repurchase of Class A Common
  Stock............................       --          (481)
Compensation for stock option
  issuances........................       --            78
                                     -------      --------
BALANCE AT DECEMBER 31, 2000.......   63,466       181,775
Comprehensive income:
  Net income.......................   15,622        15,622
  Unrealized gain on investments,
    net............................       --           (15)
  Cash flow hedges:
    Cumulative effect of adoption
      of SFAS 133, net of tax
      effect of $594...............       --          (948)
    Net derivative losses, net of
      tax effect of $1,181.........       --        (1,884)
    Reclassification adjustment,
      net of tax effect of
      $(305).......................       --           484
                                                  --------
         Total comprehensive
           income..................                 13,259
Issuance of stock in connection
  with employee stock plans........       --         1,340
Conversion of Series M Preferred
  Stock............................       --           (16)
Compensation for stock option
  issuances........................       --           166
                                     -------      --------
BALANCE AT SEPTEMBER 30, 2001
  (UNAUDITED)......................  $79,088      $196,524
                                     =======      ========

          See accompanying notes to consolidated financial statements.

                      LITHIA MOTORS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                   NINE MONTHS
                                                                                                      ENDED
                                                                 YEAR ENDED DECEMBER 31,          SEPTEMBER 30,
                                                              ------------------------------   -------------------
                                                                1998       1999       2000       2000       2001
                                                              --------   --------   --------   --------   --------
                                                                                                   (UNAUDITED)
                                                                                 (IN THOUSANDS)
Cash flows from operating activities:
  Net income................................................  $ 10,789   $ 19,174   $ 24,313   $ 18,681   $ 15,622
  Adjustments to reconcile net income to net cash provided
    by operating activities:
    Depreciation and amortization...........................     3,469      5,573      7,605      5,539      6,813
    Compensation related to stock option issuances..........        78         78         78         59        166
    (Gain) loss on sale of assets...........................        30         (4)        55         53         46
    (Gain) loss on sale of vehicles leased to others........        33        253         13         88        (14)
    Deferred income taxes...................................       565     (1,673)       196       (422)       287
    Equity in income of affiliate...........................        (7)       (61)       (30)       (28)        96
    (Increase) decrease, net of effect of acquisitions:
      Trade and installment contract receivables, net.......    (6,714)     2,940     (3,701)    (8,313)        59
      Inventories...........................................   (17,614)   (20,094)     1,814     18,978     23,238
      Prepaid expenses and other............................    (1,614)       845       (391)     1,236      1,714
      Other noncurrent assets...............................       204       (378)    (1,426)      (278)      (942)
    Increase (decrease), net of effect of acquisitions:
      Floorplan notes payable...............................    21,425     16,012      7,083    (14,549)   (24,618)
      Trade payables........................................    (2,759)   (13,570)       814      1,417      3,293
      Accrued liabilities...................................     2,500      4,492     (1,368)     1,910     10,940
      Other liabilities.....................................    (1,039)     8,794      1,232      1,193      2,657
                                                              --------   --------   --------   --------   --------
        Net cash provided by operating activities...........     9,346     22,381     36,287     25,564     39,357
Cash flows from investing activities:
  Notes receivable issued...................................      (639)      (806)      (734)      (523)      (567)
  Principal payments received on notes receivable...........     3,456      6,977      4,197      3,398      1,982
  Capital expenditures:
    Maintenance.............................................      (797)    (1,812)    (3,599)    (2,345)    (3,186)
    Financeable real estate and other.......................    (3,137)   (12,774)   (22,384)   (18,772)   (15,079)
  Proceeds from sale of assets..............................       223      1,779      1,140      1,035      4,797
  Proceeds from sale of vehicles leased to others...........     8,481      7,805      6,597      5,247      3,397
  Expenditures for vehicles leased to others................    (9,322)    (8,102)    (9,701)    (8,037)    (4,703)
  Cash paid for acquisitions, net of cash acquired..........   (36,531)   (35,020)   (56,660)   (31,187)   (29,952)
  Cash from sale of franchises..............................        --         --      1,287      1,287      1,541
  Distribution from affiliate...............................        --      1,268        380        379         --
                                                              --------   --------   --------   --------   --------
        Net cash used in investing activities...............   (38,266)   (40,685)   (79,477)   (49,518)   (41,770)
Cash flows from financing activities:
  Net borrowings (repayments) on lines of credit............   (15,500)    31,380     54,120     47,620      9,610
  Payments on capital lease obligations.....................        --     (1,018)      (107)       (71)      (111)
  Principal payments on long-term debt......................   (39,083)   (13,175)   (13,560)   (12,050)    (4,328)
  Proceeds from issuance of long-term debt..................    43,287      9,781      9,430      9,261        637
  Repurchase of common stock................................        --         --       (481)      (443)        --
  Proceeds from issuance of common stock....................    42,641        821      2,213      1,793      1,324
                                                              --------   --------   --------   --------   --------
        Net cash provided by financing activities...........    31,345     27,789     51,615     46,110      7,132
                                                              --------   --------   --------   --------   --------
Increase in cash and cash equivalents.......................     2,425      9,485      8,425     22,156      4,719
Cash and cash equivalents:
  Beginning of period.......................................    18,454     20,879     30,364     30,364     38,789
                                                              --------   --------   --------   --------   --------
  End of period.............................................  $ 20,879   $ 30,364   $ 38,789   $ 52,520   $ 43,508
                                                              ========   ========   ========   ========   ========
Supplemental disclosures of cash flow information:
  Cash paid during the period for interest..................  $  9,728   $ 15,330   $ 25,580   $ 19,047   $ 18,575
  Cash paid during the period for income taxes..............     6,482     11,469     15,266      9,896      3,231
Supplemental schedule of noncash investing and financing
  activities:
  Stock issued in connection with acquisitions..............  $    125   $ 44,053   $     --   $     --   $     --
  Debt assumed/issued in connection with acquisitions.......    16,610      5,657      5,978         --         --
  Termination of capital lease..............................        --      2,431         --         --         --

          See accompanying notes to consolidated financial statements.

                      LITHIA MOTORS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1998, 1999 AND 2000
                          SEPTEMBER 30, 2000 AND 2001
 (INFORMATION FOR THE NINE-MONTH PERIODS ENDING SEPTEMBER 30, 2000 AND 2001 IS
                                   UNAUDITED)
        (DOLLAR AND SHARE AMOUNTS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  ORGANIZATION AND BUSINESS

     The information as of September 30, 2001 and for the nine months ended September 30, 2000 and 2001 is unaudited and has been prepared on the same basis as our annual consolidated financial statements. In the opinion of management, this quarterly information reflects all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the information for the periods presented. The results of operations for the nine month period ended September 30, 2001 are not necessarily indicative of the results that may be expected for the full year ended December 31, 2001, or any future periods.

     Selected unaudited quarterly financial data for the two years ended December 31, 2000 and for the nine months ended September 30, 2001 is included elsewhere in this prospectus under the heading "Selected Consolidated Financial Data."

     Lithia is a leading operator of automotive franchises and retailer of new and used vehicles and services through a well developed franchise system with its automotive manufacturer partners. As of December 31, 2000, we offered 26 brands of new vehicles, through 111 franchises in 52 locations in the western United States and over the Internet. At December 31, 2000, we operated 14 dealerships in California, 14 in Oregon, 7 in Washington, 6 in Colorado, 5 in Nevada, 4 in Idaho and 2 in South Dakota. As of September 30, 2001, we had 119 franchises in 61 locations. Lithia sells new and used cars and light trucks, sells replacement parts, provides vehicle maintenance, warranty, paint and repair services, and arranges related financing and insurance for its automotive customers.

  PRINCIPLES OF CONSOLIDATION

     The accompanying financial statements reflect the results of operations, the financial position, and the cash flows for Lithia Motors, Inc. and its directly and indirectly wholly-owned subsidiaries. All significant intercompany accounts and transactions, consisting principally of intercompany sales, have been eliminated upon consolidation.

  CASH AND CASH EQUIVALENTS

     For purposes of reporting cash flows, the Company considers contracts in transit and all highly liquid debt instruments with a maturity of three months or less when purchased to be cash equivalents.

  INVENTORIES

     The Company accounts for inventories using the specific identification method for vehicles and the first-in first-out (FIFO) method for parts (collectively, the FIFO method).

  PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment are stated at cost and are being depreciated over their estimated useful lives, principally on the straight-line basis. The range of estimated useful lives is as follows:

Building and improvements...................................       40 years
Service equipment...........................................  5 to 10 years
Furniture, signs and fixtures...............................  5 to 10 years

                      LITHIA MOTORS, INC. AND SUBSIDIARIES

     The cost for maintenance, repairs and minor renewals is expensed as incurred, while significant renewals and betterments are capitalized. When an asset is retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any gain or loss is credited or charged to income.

     Leased property meeting certain criteria is capitalized and the present value of the related lease payments is recorded as a liability. Amortization of capitalized leased assets is computed on a straight-line basis over the shorter of the useful life or the term of the lease and is included in depreciation expense.

  INVESTMENT IN AFFILIATE

     The Company has a 20% interest in Lithia Properties, LLC, of which the other members are Sidney DeBoer (35%), M. L. Dick Heimann (30%) and three of Mr. DeBoer's children (5% each). The investment is accounted for using the equity method, with a carrying value of $481 and $131 at December 31, 1999 and 2000, respectively.

  ENVIRONMENTAL LIABILITIES AND EXPENDITURES

     Accruals for environmental matters, if any, are recorded in operating expenses when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated. Accrued liabilities are exclusive of claims against third parties and are not discounted.

     In general, costs related to environmental remediation are charged to expense. Environmental costs are capitalized if the costs increase the value of the property and/or mitigate or prevent contamination from future operations.

  INCOME TAXES

     Income taxes are accounted for under the asset and liability method as prescribed by Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes." Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

  COMPUTATION OF PER SHARE AMOUNTS

     Basic earnings per share (EPS) and diluted EPS are computed using the methods prescribed by Statement of Financial Accounting Standards No. 128, Earnings per Share (SFAS 128). Based on an April 2001 Financial Accounting Standards Board announcement, the Company has restated its basic EPS for

                      LITHIA MOTORS, INC. AND SUBSIDIARIES

1999 and 2000 to include its Series M Preferred Stock as a common stock equivalent on an as if converted basis. Following is a reconciliation of basic EPS and diluted EPS:

                                                             YEAR ENDED DECEMBER 31,
                            ------------------------------------------------------------------------------------------
                                        1998                           1999                           2000
                            ----------------------------   ----------------------------   ----------------------------
                                               PER SHARE                      PER SHARE                      PER SHARE
                            INCOME    SHARES    AMOUNT     INCOME    SHARES    AMOUNT     INCOME    SHARES    AMOUNT
                            -------   ------   ---------   -------   ------   ---------   -------   ------   ---------
BASIC EPS
Net income available to
  Common Stockholders.....  $10,789   9,147      $1.18     $19,174   11,506     $1.67     $24,313   13,652     $1.78
                                                 =====                          =====                          =====
DILUTED EPS
Dilutive stock options....       --     323                     --     364                     --     152
  Contingent issuances....       --      --                     --     128                     --      --
                            -------   -----                -------   ------               -------   ------
Net income available to
  Common Stockholders.....  $10,789   9,470      $1.14     $19,174   11,998     $1.60     $24,313   13,804     $1.76
                                                 =====                          =====                          =====

                                                                NINE MONTHS ENDED SEPTEMBER 30,
                                                  -----------------------------------------------------------
                                                              2000                           2001
                                                  ----------------------------   ----------------------------
                                                                     PER SHARE                      PER SHARE
                                                  INCOME    SHARES    AMOUNT     INCOME    SHARES    AMOUNT
                                                  -------   ------   ---------   -------   ------   ---------
BASIC EPS
Net income available to Common Stockholders.....  $18,681   13,589     $1.37     $15,622   13,515     $1.16
                                                                       =====                          =====
DILUTED EPS
Dilutive stock options..........................       --     157                     --     239
                                                  -------   -----                -------   ------
Net income available to Common Stockholders.....  $18,681   13,746     $1.36     $15,622   13,754     $1.14
                                                                       =====                          =====

     108, 34 and 683 shares issuable pursuant to stock options have not been included in the above calculations for 1998, 1999 and 2000, respectively, since they would have been antidilutive, or "not in the money." Shares excluded for the nine months ended September 30, 2000 and 2001 are 711 and 1,110, respectively.

  ADVERTISING

     The Company expenses production and other costs of advertising as incurred. Advertising expense was $5,749, $11,189 and $15,332 for the years ended December 31, 1998, 1999 and 2000, respectively.

  GOODWILL

     Goodwill, which represents the excess purchase price over fair value of net assets acquired, is amortized on the straight-line basis over the expected period to be benefited of forty years. The Company assesses the recoverability of this intangible asset by determining whether the amortization of the goodwill balance over its remaining life can be recovered through undiscounted future operating cash flows of the acquired operation. The assessment of the recoverability of goodwill will be impacted if estimated future operating cash flows are not achieved.

  CONCENTRATIONS OF CREDIT RISK

     Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Company's customer base. Receivables from all manufacturers accounted for 36.4%

                      LITHIA MOTORS, INC. AND SUBSIDIARIES
of total accounts receivable at December 31, 2000. Included in the 36.4% are two manufacturers who accounted for 12.5% and 10.3%, respectively, of the total accounts receivable balance at December 31, 2000.

     Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash deposits. The Company generally is exposed to credit risk from balances on deposit in financial institutions in excess of the FDIC-insured limit.

  FINANCIAL INSTRUMENTS AND MARKET RISKS

     The carrying amount of cash equivalents, trade receivables, trade payables, accrued liabilities and short term borrowings approximates fair value because of the short-term nature of these instruments. The fair values of long-term debt and notes receivable for leased vehicles accounted for as sales-type leases were estimated by discounting the future cash flows using market interest rates and do not differ significantly from that reflected in the financial statements.

     Fair value estimates are made at a specific point in time, based on relevant market information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

     Lithia has variable rate floor plan notes payable and other credit line borrowings that subject it to market risk exposure. At December 31, 2000 and September 30, 2001, Lithia had $349,637 and $346,815, respectively, outstanding under such facilities at interest rates ranging from 7.90% to 9.15% per annum at December 31, 2000 and 4.09% to 5.34% per annum at September 30, 2001. An increase or decrease in the interest rates would affect interest expense for the period accordingly.

     Lithia also subjects itself to credit risk and market risk by entering into interest rate swaps. See Note 5. The Company minimizes the credit or repayment risk in derivative instruments by entering into transactions with high quality institutions, whose credit rating is higher than Aa.

  DERIVATIVE FINANCIAL INSTRUMENTS

     Lithia enters into interest rate swap agreements to reduce its exposure to market risks from changing interest rates. Through December 31, 2000, the difference between interest paid and interest received, which may change as market interest rates change, is accrued and recognized as interest expense or interest income. If a swap is terminated prior to its maturity, the gain or loss is recognized over the remaining original life of the swap if the item hedged remains outstanding, or immediately if the item hedged does not remain outstanding. If the swap is not terminated prior to maturity, but the underlying hedged item is no longer outstanding, the interest rate swap is marked to market, and any unrealized gain or loss is recognized immediately.

     In June 2000, the FASB issued Statement of Financial Accounting Standards No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities-an amendment of FASB Statement No. 133" ("SFAS 138"). In June 1999, the FASB issued Statement of Financial Accounting Standards No. 137, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 137"). SFAS 137 is an amendment to Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (collectively "the standards"). The standards require that all derivative instruments (including certain derivative instruments embedded in other contracts) be recorded on the balance sheet as either an asset or liability measured at its fair value, and that changes in the derivatives fair value be recognized currently in earnings unless specific hedge accounting criteria are met. SFAS 133, 137 and 138 are effective for fiscal years beginning after June 15, 2000. Lithia adopted the standards effective January 1, 2001. On that date, in accordance with the transition provisions of SFAS 133, the Company recorded a liability of $1.5 million and a corresponding, net-of-tax, cumulative-effect-type adjustment of $0.9 million in accumu-

                      LITHIA MOTORS, INC. AND SUBSIDIARIES
lated other comprehensive income to recognize, at fair value, all derivatives that are designated as cash-flow hedging instruments.

  USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes to financial statements. Changes in such estimates may affect amounts reported in future periods.

  REVENUE RECOGNITION

     Revenue from the sale of vehicles is recognized upon delivery, when the sales contract is signed, down payment has been received and funding has been approved from the lending agent. Fleet sales of vehicles whereby the Company does not take title are shown on a net basis in other revenue.

     Finance fees represent revenue earned by the Company for notes placed with financial institutions in connection with customer vehicle financing net of estimated charge-backs and sales commissions. Finance fees are recognized in income upon acceptance of the credit by the financial institution. Insurance income represents commissions earned on credit life, accident and disability insurance sold in connection with the vehicle on behalf of third party insurance companies. Commissions from third party service contracts are recognized upon sale. Insurance commissions are recognized in income upon customer acceptance of the insurance terms as evidenced by contract execution. Finance fees and insurance commissions, net of administration fees and anticipated cancellations, are classified as other operating revenue in the accompanying consolidated statements of operations.

  MAJOR SUPPLIER AND DEALER AGREEMENTS

     The Company purchases substantially all of its new vehicles and inventory from various manufacturers at the prevailing prices charged by the auto maker to all franchised dealers. The Company's overall sales could be impacted by the auto maker's inability or unwillingness to supply the store with an adequate supply of popular models.

     The Company enters into agreements (Dealer Agreements) with the manufacturers. The Dealer Agreements generally limit the location of the store and provide the auto maker approval rights over changes in store management and ownership. The automakers are also entitled to terminate the Dealer Agreements if the store is in material breach of the terms.

     The Company's ability to expand operations depends, in part, on obtaining consents of the manufacturers for the acquisition of additional stores.

  STOCK-BASED COMPENSATION PLANS

     The Company accounts for its stock-based compensation plan under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB
25). The Company adopted the disclosure option of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS
123). SFAS 123 requires that companies, which do not choose to account for stock-based compensation as prescribed by this statement, shall disclose the pro forma effects on earnings and earnings per share as if SFAS 123 had been adopted. Additionally, certain other disclosures are required with respect to stock compensation and the assumptions used to determine the pro forma effects of SFAS 123.

                      LITHIA MOTORS, INC. AND SUBSIDIARIES

  SEGMENT REPORTING

     The Company adopted Statement of Financial Accounting Standards No. 131 (SFAS 131), Disclosures about Segments of an Enterprise and Related Information, for the year ended December 31, 1998. Based upon definitions contained within SFAS 131, the Company has determined that it operates in one segment, auto retailing.

  RECLASSIFICATIONS

     Certain items previously reported in specific financial statement captions have been reclassified to conform with the current presentation.

2.  INVENTORIES AND RELATED NOTES PAYABLE

     The new and used vehicle inventory, collateralizing related notes payable, and other inventory were as follows:

                                                   DECEMBER 31,
                                    -------------------------------------------      SEPTEMBER 30,
                                            1999                   2000                   2001
                                    --------------------   --------------------   --------------------
                                    INVENTORY    NOTES     INVENTORY    NOTES     INVENTORY    NOTES
                                      COST      PAYABLE      COST      PAYABLE      COST      PAYABLE
                                    ---------   --------   ---------   --------   ---------   --------
New and program vehicles..........  $198,812    $208,403   $239,185    $255,137   $230,778    $242,705
Used vehicles.....................    56,292      35,500     58,136      59,000     61,355      60,000
Parts and accessories.............    13,177          --     16,969          --     17,328          --
                                    --------    --------   --------    --------   --------    --------
     Total inventories............  $268,281    $243,903   $314,290    $314,137   $309,461    $302,705
                                    ========    ========   ========    ========   ========    ========

     The inventory balance is generally reduced by manufacturer's purchase discounts. Such reductions are not reflected in the related floor plan liability.

     All new vehicles are pledged to collateralize floor plan notes payable to financial institutions. The floor plan notes payable bear interest, payable monthly on the outstanding balance, at a rate of interest determined by the lender, subject to incentives. The new vehicle floor plan notes are due when the related vehicle is sold. As such, these floor plan notes payable are shown as a current liability in the accompanying consolidated balance sheets.

     Used vehicles are pledged to collateralize a $150,000 line of credit. The line of credit expires in the fourth quarter of 2003.

                      LITHIA MOTORS, INC. AND SUBSIDIARIES

3.  PROPERTY, PLANT AND EQUIPMENT

                                                                 DECEMBER 31,
                                                              ------------------
                                                               1999       2000
                                                              -------    -------
Buildings and improvements..................................  $15,427    $28,365
Service equipment...........................................    6,953      8,522
Furniture, signs and fixtures...............................   19,151     24,857
                                                              -------    -------
                                                               41,531     61,744
Less accumulated depreciation...............................   (5,683)    (8,434)
                                                              -------    -------
                                                               35,848     53,310
Land........................................................   12,872     28,659
Construction in progress, buildings.........................    3,648      5,025
Construction in progress, other.............................       --      3,246
                                                              -------    -------
                                                              $52,368    $90,240
                                                              =======    =======

4.  VEHICLES LEASED TO OTHERS AND RELATED LEASE RECEIVABLES

                                                                 DECEMBER 31,
                                                              ------------------
                                                               1999       2000
                                                              -------    -------
Vehicles leased to others...................................  $ 6,696    $ 8,684
Less accumulated depreciation...............................     (888)      (761)
                                                              -------    -------
                                                                5,808      7,923
Less current portion........................................   (3,000)    (4,961)
                                                              -------    -------
                                                              $ 2,808    $ 2,962
                                                              =======    =======

     Vehicles leased to others are stated at cost and depreciated over their estimated useful lives (5 years) on a straight-line basis. Lease receivables result from customer, employee and fleet leases of vehicles under agreements that qualify as operating leases. Leases are cancelable at the option of the lessee after providing 30 days written notice.

5.  DERIVATIVE FINANCIAL INSTRUMENTS

     In order to reduce the variability of interest payments, Lithia has fixed a portion of its interest expense by utilizing interest rate swaps as follows:

      -- Effective September 1, 2000, Lithia entered into a five year, $25,000 interest rate swap with U.S. Bank Dealer Commercial Services at a fixed rate of 6.88% per annum.

      -- Effective November 1, 2000 Lithia entered into a three year, $25,000 interest rate swap U.S. Bank Dealer Commercial Services at a fixed rate of 6.47% per annum.

     Lithia earns interest on both of the $25 million interest rate swaps at the one month LIBOR rate adjusted on the first and sixteenth of every month and is obligated to pay interest at the fixed rate set for each swap (6.88% or 6.47% per annum) on the same amount. The difference between interest earned and the interest obligation accrued is received or paid each month and is recorded in the statement of operations as interest income or interest expense. The one month LIBOR rate at December 31, 2000 and September 30, 2001 was 6.56% and 2.63% per annum, respectively.

                      LITHIA MOTORS, INC. AND SUBSIDIARIES

     The fair value of interest rate swap agreements and the amount of hedging losses deferred on interest rate swaps was $1,542 and $3,800 at December 31, 2000 and September 30, 2001, respectively. Lithia did not have any hedging contracts at December 31, 1999. As of December 31, 2000 and September 30, 2001, approximately 76% and 77%, respectively, of Lithia's total debt outstanding was subject to un-hedged variable rates of interest. As a result, recent interest rate declines have resulted in a net reduction of Lithia's interest expense. The Company intends to continue to gradually hedge its interest rate exposure if market rates continue to decline.

6.  NOTES RECEIVABLE UNDER SALES-TYPE LEASES

     At one of its locations, the Company leases vehicles to customers under sales-type leases. The following lists the components of the net investment in sales-type leases, classified as notes receivable in the consolidated balance sheets.

                                                                DECEMBER 31,
                                                              -----------------
                                                               1999       2000
                                                              -------    ------
Total minimum lease payments to be received.................  $ 7,376    $3,681
Allowance for uncollectible notes and repossession losses...     (209)     (599)
                                                              -------    ------
                                                                7,167     3,082
Unearned interest income....................................   (1,039)     (405)
                                                              -------    ------
                                                              $ 6,128    $2,677
                                                              =======    ======

     Future minimum lease payments to be received on the notes receivable after December 31, 2000 are as follows:

Year ending December 31,
2001........................................................  $1,485
2002........................................................     906
2003........................................................     222
2004........................................................      64
                                                              ------
     Total..................................................  $2,677
                                                              ======

7.  LINES OF CREDIT AND LONG-TERM DEBT

     In December 2000, Lithia's existing credit facility with Ford Credit was increased by $130,000 to a total of $580,000 and the expiration date was extended to November 2003 with interest due monthly. The facility includes $250,000 for new and program vehicle flooring, $150,000 for used vehicle flooring, $130,000 for franchise acquisitions and $50,000 in mortgage financing. Lithia also has the option to convert the acquisition line into a five-year term loan.

     The lines with Ford Credit are cross-collateralized and are secured by inventory, accounts receivable, intangible assets and equipment. The other new vehicle lines are secured by new vehicle inventory of the relevant stores.

     The Ford Credit lines of credit contain financial covenants requiring Lithia to maintain compliance with, among other things, specified ratios of (i) total debt to tangible base capital; (ii) total adjusted debt to tangible base capital; (iii) current ratio; (iv) fixed charge coverage; and (v) net cash. The Ford Credit lines of credit agreements also preclude the payment of cash dividends without the prior consent of Ford Credit. Lithia was in compliance with all such covenants at December 31, 2000 and September 30, 2001.

                      LITHIA MOTORS, INC. AND SUBSIDIARIES

     Toyota Motor Credit Corporation, Chrysler Financial Corporation and General Motors Acceptance Corporation have agreed to floor all of Lithia's new vehicles for their respective brands with Ford serving as the primary lender for all other brands. There are no formal limits to these commitments for new vehicle wholesale financing.

     In addition, U.S. Bank N.A. has extended a $27,500 revolving line of credit for leased vehicles and equipment purchases.

     The above facilities have variable interest rates, which ranged from 7.90% to 9.15% per annum at December 31, 2000 and 4.09% to 5.34% per annum at September 30, 2001. Amounts outstanding on the lines at December 31, 2000 and September 30, 2001 were as follows (in thousands):

                                                        DECEMBER 31,    SEPTEMBER 30,
                                                            2000            2001
                                                        ------------    -------------
New and program vehicle lines.........................    $255,137        $242,705
Used vehicle line.....................................      59,000          60,000
Acquisition line......................................       8,000           8,000
Real estate lines.....................................          --           8,610
Equipment & leased vehicle line.......................      27,500          27,500
                                                          --------        --------
                                                          $349,637        $346,815
                                                          ========        ========

     Long-term debt consists of the following:

                                                                 DECEMBER 31,
                                                              -------------------
                                                               1999        2000
                                                              -------    --------
Equipment & lease vehicle line of credit....................  $ 4,880    $ 27,500
Acquisition line of credit..................................        0       8,000
Used vehicle flooring line of credit........................   35,500      59,000
Mortgages payable in monthly installments of $287, including interest between 7.00% and 9.50%, maturing fully December
  2019; secured by land and buildings.......................   19,893      30,571
Notes payable in monthly installments of $144 plus interest
  calculated daily at LIBOR plus 2.20%, refinanced during
  2000 as part of the equipment and lease vehicle line of
  credit....................................................    6,605           0
Notes payable in monthly installments of $80 plus interest
  between 6.96% and 9.50%, maturing at various dates through
  2004; secured by vehicles leased to others................    4,514       1,819
Notes payable related to acquisitions, with interest rates
  between 5.50% and 9.50%, maturing at various dates between
  April 2001 and December 2010..............................    9,342       9,831
Note payable in monthly installments of $3, including
  interest at 10.25%, maturing fully August 2000............       20           0
                                                              -------    --------
                                                               80,754     136,721
Less current maturities.....................................   (7,039)     (5,257)
                                                              -------    --------
                                                              $73,715    $131,464
                                                              =======    ========

                      LITHIA MOTORS, INC. AND SUBSIDIARIES

     The schedule of future principal payments on long-term debt after December 31, 2000 is as follows:

Year ending December 31,
2001....................................................    $  5,257
2002....................................................      36,059
2003....................................................      71,837
2004....................................................       1,531
2005....................................................       6,588
Thereafter..............................................      15,449
                                                            --------
     Total principal payments...........................    $136,721
                                                            ========

8.  STOCKHOLDERS' EQUITY

     The shares of Class A Common Stock are not convertible into any other series or class of the Company's securities. However, each share of Class B Common Stock is freely convertible into one share of Class A Common Stock at the option of the holder of the Class B Common Stock. All shares of Class B Common Stock shall automatically convert to shares of Class A Common Stock (on a share-for-share basis, subject to the adjustments) on the earliest record date for an annual meeting of the Company stockholders on which the number of shares of Class B Common Stock outstanding is less than 1% of the total number of shares of Common Stock outstanding. Shares of Class B Common Stock may not be transferred to third parties, except for transfers to certain family members and in other limited circumstances.

     Holders of Class A Common Stock are entitled to one vote for each share held of record, and holders of Class B Common Stock are entitled to ten votes for each share held of record. The Class A Common Stock and Class B Common Stock vote together as a single class on all matters submitted to a vote of stockholders.

     In May 1998, the Company closed an offering of 3,151 newly issued shares of its Class A Common Stock for net proceeds of $42,498. In 1999, the Company authorized 15 shares of Series M, Redeemable, Convertible Preferred Stock ("Series M Preferred Stock"). In May 1999, in connection with the acquisition of Moreland Automotive Group, the Company issued 10.4 shares of Series M Preferred Stock. The Series M Preferred Stock votes with Class A Common Stock on an as if converted basis. The Series M Preferred Stock is convertible into Class A Common Stock at the option of the Company at any time and at the option of the holder under limited circumstances. The Series M Preferred Stock is redeemable at the option of the Company. The Series M Preferred Stock converts into Class A Common Stock based on a formula that divides the average Class A Common Stock price for a certain 15-day period into one thousand and then multiplies such amount by the number of Series M Preferred Shares being converted. The Series M Preferred Stock does not have a dividend preference, but participates in any dividends on an as if converted basis. The Series M Preferred Stock has a $1 per share liquidation preference.

     In the first quarter of 2000, the Company issued 304 shares of Class A Common Stock and 4.5 shares of Series M Preferred Stock in order to satisfy contingent payout requirements related to the Moreland acquisition.

     Effective June 4, 2001, the Company converted 5.2 shares of Series M 2002 Preferred Stock with an aggregate conversion price of $5,200 into an aggregate of 265 shares of Class A Common Stock. Following this conversion, 5.2 shares of Series M 2002 Preferred Stock and 4.5 shares of Series M 2003 Preferred Stock remained outstanding.

                      LITHIA MOTORS, INC. AND SUBSIDIARIES

9.  INCOME TAXES

     Income tax expense for 1998, 1999 and 2000 was as follows:

                                                            YEAR ENDED DECEMBER 31,
                                                           --------------------------
                                                            1998     1999      2000
                                                           ------   -------   -------
Current:
  Federal................................................  $5,387   $10,382   $12,705
  State..................................................   1,041     1,979     2,194
                                                           ------   -------   -------
                                                            6,428    12,361    14,899
                                                           ------   -------   -------
Deferred:
  Federal................................................     436       411       328
  State..................................................     129       105        (5)
                                                           ------   -------   -------
                                                              565       516       323
                                                           ------   -------   -------
     Total...............................................  $6,993   $12,877   $15,222
                                                           ======   =======   =======

     Individually significant components of the deferred tax assets and liabilities are presented below:

                                                                 DECEMBER 31,
                                                              -------------------
                                                                1999       2000
                                                              --------   --------
Deferred tax assets:
  Allowance and accruals....................................  $  2,457   $  2,164
  Deferred revenue..........................................     2,931      2,786
                                                              --------   --------
     Total deferred tax assets..............................     5,388      4,950
                                                              --------   --------
Deferred tax liabilities:
  LIFO recapture and acquired LIFO inventories
     differences............................................    (8,657)    (7,555)
  Employee benefit plans....................................      (625)    (1,084)
  Goodwill..................................................    (2,797)    (4,544)
  Property and equipment, principally due to differences in
     depreciation...........................................    (2,106)    (1,300)
                                                              --------   --------
     Total deferred tax liabilities.........................   (14,185)   (14,483)
                                                              --------   --------
     Total..................................................  $ (8,797)  $ (9,533)
                                                              ========   ========

     The reconciliation between amounts computed using the federal income tax rate of 35% and the Company's income tax expense for 1998, 1999 and 2000 is shown in the following tabulation.

                                                     FOR THE YEAR ENDED DECEMBER 31,
                                                     --------------------------------
                                                      1998        1999         2000
                                                     ------      -------      -------
Computed "expected" tax expense....................  $6,224      $11,218      $13,837
State taxes, net of federal income tax benefit.....     751        1,311        1,464
Nondeductible goodwill.............................      --          261          443
Other..............................................      18           87         (522)
                                                     ------      -------      -------
Income tax expense.................................  $6,993      $12,877      $15,222
                                                     ======      =======      =======

                      LITHIA MOTORS, INC. AND SUBSIDIARIES

10.  COMMITMENTS AND CONTINGENCIES

  RECOURSE PAPER

     The Company is contingently liable to banks for recourse paper assumed at the time of acquisition when the Company does a corporate purchase. Following the acquisition, the Company does not enter into further recourse transactions. The contingent liability at December 31, 1999 and 2000 was approximately $3,421 and $907, respectively.

     The Company's potential loss is limited to the difference between the present value of the installment contract at the date of the repossession and the amount for which the vehicle is resold. Based upon historical loss percentages, an estimated loss reserve of $668 and $540 is reflected in the Company's consolidated balance sheets as of December 31, 1999 and 2000, respectively. The reserves were established as a purchase price adjustment as the result of several acquisitions.

  LEASES

     Substantially all of the Company's operations are conducted in leased facilities under noncancelable operating leases. These leases expire at various dates through 2020. Certain lease commitments are subject to escalation clauses of an amount equal to the cost of living based on the "Consumer Price Index--U.S. Cities Average--All Items for all Urban Consumers" published by the U.S. Department of Labor. The Company also leases certain equipment under capital leases.

     The minimum lease payments under the operating and capital leases after December 31, 2000 are as follows:

                                                          OPERATING   CAPITAL
Year ending December 31,                                  ---------   -------
2001....................................................  $ 12,618     $ 99
2002....................................................    12,039       76
2003....................................................    11,230       54
2004....................................................    10,897        0
2005....................................................    10,495        0
Thereafter..............................................    48,947        0
                                                          --------     ----
Total minimum lease payments............................  $106,226      229
                                                          ========
Less amounts representing interest......................                (22)
                                                                       ----
Present value of future minimum lease payments..........               $207
                                                                       ====

     Rental expense for all operating leases was $5,659, $9,639 and $13,757 for the years ended December 31, 1998, 1999 and 2000, respectively.

  CAPITAL COMMITMENTS

     At December 31, 2000, the Company had capital commitments of approximately $14,900 for the construction of six new store facilities, of which $14,200 is anticipated to be incurred through the end of 2001 and the balance in 2002. Approximately $2,700 has already been paid out of existing cash balances. The Company expects to pay for the construction out of existing cash balances until completion of the projects, at which time it anticipates securing long-term financing for 90% to 100% of the amounts from third party lenders.

     At September 30, 2001, the Company had capital commitments of approximately $10,500, of which $6,400 is expected to be incurred through the end of 2001 and the balance in 2002.

                      LITHIA MOTORS, INC. AND SUBSIDIARIES

  LITIGATION

     The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's financial position, results of operations or liquidity.

11.  PROFIT SHARING PLAN

     The Company has a defined contribution plan and trust covering substantially all full-time employees. The annual contribution to the plan is at the discretion of the Board of Directors of the Company. Contributions of $285, $591 and $166 were recognized for the years ended December 31, 1998, 1999 and 2000, respectively. Employees may contribute to the plan under certain circumstances.

12.  STOCK INCENTIVE PLANS

     The Company's 1996 Stock Incentive Plan, as amended (the "1996 Plan"), allows for the granting of up to 1,700 incentive and nonqualified stock options to officers, key employees and consultants of the Company and its subsidiaries. The Company's Non-Discretionary Stock Option Plan for Non-Employee Directors (the "Directors' Plan") allows for the granting of 15 shares. The plans are administered by the Board or by a Compensation Committee of the Board and permits accelerated vesting of outstanding options upon the occurrence of certain changes in control of the Company. Options become exercisable over a period of up to ten years from the date of grant and at exercise prices as determined by the Board. At December 31, 2000, 1,433 shares of Class A Common Stock were reserved for issuance under the plans, of which 227 shares were available for future grant. At the Annual Meeting of Shareholders held on May 17, 2001, the shareholders approved the adoption of the 2001 Stock Option Plan (the "2001 Plan") and the reservation of 600 shares of the Company's Common Stock for issuance thereunder. In conjunction with the adoption of the 2001 Plan, all shares available for grant under the 1996 Plan and the Directors' Plan were canceled.

     Activity under the plans is as follows:

                                               SHARES        SHARES         WEIGHTED
                                              AVAILABLE    SUBJECT TO       AVERAGE
                                              FOR GRANT     OPTIONS      EXERCISE PRICE
                                              ---------    ----------    --------------
BALANCES, DECEMBER 31, 1997.................     201           433           $ 3.41
Additional shares reserved..................     415            --               --
Options granted.............................    (155)          155            14.65
Options canceled............................      34           (34)           16.22
Options exercised...........................      --            (6)            3.02
                                                ----         -----           ------
BALANCES, DECEMBER 31, 1998.................     495           548             5.80
Additional shares reserved..................     615            --               --
Options granted.............................    (257)          257            17.84
Options canceled............................       9            (9)           15.89
Options exercised...........................      --           (35)            3.98
                                                ----         -----           ------
BALANCES, DECEMBER 31, 1999.................     862           761             9.84
Options granted.............................    (708)          708            13.27
Options canceled............................      73           (73)           14.05
Options exercised...........................      --          (190)            3.20
                                                ----         -----           ------
BALANCES, DECEMBER 31, 2000.................     227         1,206           $12.65
                                                ====         =====           ======

                      LITHIA MOTORS, INC. AND SUBSIDIARIES

     The Board of Directors approved the issuance of non-qualified options during 2000 to certain members of senior management at an exercise price of $1.00 per share. These options were issued with five-year cliff vesting as a means to encourage long-term employment from certain members of the senior management group. Compensation expense, which is equal to the difference between the market price and the exercise price, is recognized ratably in accordance with the vesting schedules.

     In 1998, the Board of Directors of the Company and the stockholders approved the implementation of an Employee Stock Purchase Plan (the "Purchase Plan"), and reserved a total of 250 shares of Class A Common Stock for issuance under the Purchase Plan. In 2000, the stockholders approved an increase in the total number of shares of Class A Common Stock reserved for issuance under the Purchase Plan to 500 shares. The Purchase Plan is intended to qualify as an "Employee Stock Purchase Plan" under Section 423 of the Internal Revenue Code of 1986, as amended, and is administered by the Compensation Committee of the Board. Eligible employees are entitled to invest up to 10 percent of their base pay for the purchase of stock. The purchase price for shares purchased under the Purchase Plan is 85 percent of the lesser of the fair market value at the beginning or end of the purchase period. A total of 9, 50 and 134 shares of the Company's Class A Common Stock were issued under the Purchase Plan during 1998, 1999 and 2000, respectively, and 307 remained available for issuance at December 31, 2000.

     During 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 Accounting for Stock-Based Compensation (SFAS 123), which defines a fair value based method of accounting for employee stock options and similar equity instruments. As permitted under SFAS 123, the Company has elected to continue to account for its stock-based compensation plans under Accounting Principal Board Opinion No. 25 Accounting for Stock Issued to Employees (APB 25), and related interpretations. Accordingly, no compensation expense has been recognized for the Plan or the Purchase Plan (collectively the "Plans").

     The Company has computed, for pro forma disclosure purposes, the value of options granted under the Plans, using the Black-Scholes option pricing model as prescribed by SFAS 123, using the weighted average assumptions for grants as follows:

                                                   FOR THE YEAR ENDED DECEMBER 31,
                                             -------------------------------------------
                                               1998             1999             2000
                                             ---------        ---------        ---------
Risk-free interest rate....................      5.50%            5.50%            6.50%
Expected dividend yield....................      0.00%            0.00%            0.00%
Expected lives.............................  6.7 years        7.0 years        7.0 years
Expected volatility........................     53.41%           49.91%           47.47%

     Using the Black-Scholes methodology, the total value of options granted during 1998, 1999 and 2000 was $1,119, $2,910 and $6,486, respectively, which would be amortized on a pro forma basis over the vesting period of the options, typically four to five years. The weighted average fair value of options granted during 1998, 1999 and 2000 was $8.61, $9.17 and $7.79 per share, respectively. If the Company had accounted for its stock-based compensation plan in accordance with SFAS 123, the Company's net income and net income per share would approximate the pro forma disclosures below:

                                                     FOR THE YEAR ENDED DECEMBER 31,
                                       ------------------------------------------------------------
                                              1998                 1999                 2000
                                       ------------------   ------------------   ------------------
                                          AS        PRO        AS        PRO        AS        PRO
                                       REPORTED    FORMA    REPORTED    FORMA    REPORTED    FORMA
                                       --------   -------   --------   -------   --------   -------
Net income...........................  $10,789    $10,227   $19,174    $17,965   $24,313    $22,028
Basic net income per share...........  $  1.18    $  1.12   $  1.67    $  1.56   $  1.78    $  1.61
Diluted net income per share.........  $  1.14    $  1.09   $  1.60    $  1.52   $  1.76    $  1.61

                      LITHIA MOTORS, INC. AND SUBSIDIARIES

     The following table summarizes stock options outstanding at December 31, 2000:

                   OPTIONS OUTSTANDING                     OPTIONS EXERCISABLE
  -----------------------------------------------------   ----------------------
                                  WEIGHTED
                                  AVERAGE      WEIGHTED    NUMBER OF    WEIGHTED
     RANGE OF       NUMBER       REMAINING     AVERAGE      SHARES      AVERAGE
     EXERCISE     OUTSTANDING   CONTRACTUAL    EXERCISE   EXERCISABLE   EXERCISE
      PRICES      AT 12/31/00   LIFE (YEARS)    PRICE     AT 12/31/00    PRICE
  --------------  -----------   ------------   --------   -----------   --------
  $         1.00        93          8.9         $ 1.00         18        $ 1.00
            3.02       150          3.3           3.02        103          3.02
   10.75 - 11.82       257          9.5          11.72         30         11.40
   12.68 - 14.32        49          7.8          13.46         18         13.21
   14.68 - 16.50       293          6.8          15.71         83         15.74
   16.75 - 18.43       273          8.1          16.99         13         16.81
   18.94 - 20.83        91          7.0          19.66         28         19.76
  --------------     -----          ---         ------        ---        ------
  $1.00 - 20.83..    1,206          7.5         $12.65        293        $10.17
  ==============     =====          ===         ======        ===        ======

     At December 31, 1998 and 1999, 239 and 296 shares were exercisable at weighted average exercise prices of $3.44 and $4.60, respectively.

13.  RELATED PARTY TRANSACTIONS

     Lithia Properties, LLC, owned certain of the real property on which the Company's business is located. The Company owns a 20% interest in Lithia Properties, LLC. The Company leased such facilities under various lease agreements from Lithia Properties, LLC. Selling, general and administrative expense includes rental expense of $1,464, $706 and $19 for the years ended December 31, 1998, 1999 and 2000, respectively relating to these properties.

     In June 1999, Lithia Properties, LLC completed its sale of certain real estate holdings in the Southern Oregon region to Capital Automotive Real Estate Investment Trust ("Capital"), an unrelated party, for $18,300. As a result of this sale, the Company received a distribution for its portion of the realized gain, totaling approximately $1,246, which is being realized ratably over the 12-year life of the new lease. The Company now leases such properties from Capital for amounts that are not materially different from the lease amounts under the previous lease agreements.

     The Company provides management services to Lithia Properties, LLC. Other income includes management fees of $12, $7 and $1 for the years ended December 31, 1998, 1999 and 2000, respectively.

     During 1998, 1999 and 2000, Lithia Real Estate, Inc. paid Mark DeBoer Construction, Inc. $314, $2,649 and $6,796, respectively, for remodeling certain of the Company's facilities. These amounts included $281, $2,252 and $6,140, respectively, paid for subcontractors and materials, $7, $171 and $32, respectively for permits, licenses, travel and various miscellaneous fees, and $26, $226 and $624, respectively, for contractor fees. The Company believes the amount paid is fair in comparison with fees negotiated with independent third parties.

     In May 1999, the Company purchased certain stores owned by W. Douglas Moreland for total consideration of approximately $66,000, at which time, Mr. Moreland became a member of the Company's Board of Directors. During the normal course of business, these stores paid $672 and $2,848 in 1999 and 2000, respectively, to other companies owned by Mr. Moreland for vehicle purchases, recourse paid to a financial lender and management fees. The Company also paid rental expense of $1,589 and $3,207 in 1999 and 2000, respectively, to other companies owned by Mr. Moreland.

                      LITHIA MOTORS, INC. AND SUBSIDIARIES

     The terms of the acquisition agreement with Mr. Moreland provided for additional consideration to be paid if the acquired entity results of operations exceeded certain targeted levels in 1999. Targeted levels were set substantially above the historical experience of the acquired entity at the time of acquisition. Such additional consideration was paid in cash and with shares of the Company's stock and was recorded when earned in the fourth quarter of 1999 as additional purchase price. Additional consideration totaled $18,000, including $9,000 in cash, $4,500 in Class A Common Stock and $4,500 in stated value Series M Restricted Preferred Stock with a fair value of $2,700.

14.  ACQUISITIONS

     The following acquisitions were made in the first nine months of 2001:

      -- In January 2001, Lithia acquired the Johnson Chrysler/Jeep store in Anchorage, Alaska. The store had estimated 2000 revenues of approximately $35,000.

      -- In February 2001, Lithia acquired two stores in Pocatello, Idaho with the Honda, Dodge/Chrysler and Hyundai brands. The stores have estimated 2000 revenues of approximately $48,000.

      -- In July 2001, Lithia acquired Barton Cadillac in Spokane Washington. The franchise was added to Lithia Camp Chevrolet.

      -- In August 2001, Lithia acquired the Lanny Berg Chevrolet store in Caldwell, Idaho. The store has estimated 2001 revenues of $22,000.

      -- In September 2001, Lithia acquired Ted Tuffy Dodge in Sioux Falls, South Dakota, which has estimated 2001 revenues of approximately $35,000.

      -- In September 2001, Lithia acquired Seattle BMW in Seattle, Washington, which has estimated 2001 revenues of approximately $50,000.

     The above acquisitions were accounted for under the purchase method of accounting. Pro forma results of operations are not materially different from actual results of operations.

     In addition to the above acquisitions, also in August 2001, Lithia completed the construction of and opened Lithia Dodge of Anchorage.

     The Company acquired eight stores during 2000, with total estimated 1999 revenues of approximately $254,000. None of acquisitions were individually significant and all of them were accounted for as purchase transactions.

     Significant acquisitions in 1998 and 1999 were as follows:

     In October 1998, the Company acquired the net assets of Camp Automotive for total consideration of $11,535, including $8,000 in cash and $3,535 of assumed debt.

     In May 1999, the Company acquired all of the stock of seven commonly controlled stores constituting the Moreland Automotive Group ("Moreland") for approximately $19,689 in cash (which is net of $16,007 of cash acquired), 1,273 shares of the Company's Class A Common Stock with a value of approximately $24,100 at the time of issuance, and 10 shares of Lithia's newly created Series M Preferred Stock with a value of approximately $6,200 at the time of issuance. At closing, Moreland had approximately $18,200 of used vehicles available for flooring under the Company's used vehicle line of credit, reducing the net investment in the acquired stores by that amount to a total of $47,800. Based on the Moreland stores achieving certain performance targets for 1999, additional consideration totaling $18,000, including $9,000 in cash, $4,500 in Class A Common Stock and $4,500 in stated value Series M Preferred Stock with a fair value of $2,700 was paid and recorded as additional purchase price.

                      LITHIA MOTORS, INC. AND SUBSIDIARIES

     Unaudited pro forma results of operations including Camp Automotive, Inc. and Moreland Automotive are as follows. The results of operations for other acquisitions are not included in the unaudited pro forma information as they are not materially different from actual results of the Company.

                                                             YEAR ENDED DECEMBER 31,
                                                            --------------------------
                                                               1998            1999
                                                            ----------      ----------
Total revenues............................................  $1,157,345      $1,409,404
Net income................................................      12,176          21,009
Basic earnings per share..................................        1.17            1.69
Diluted earnings per share................................        1.07            1.65

     The unaudited pro forma results are not necessarily indicative of what actually would have occurred had the acquisitions been in effect for the entire periods presented. In addition, they are not intended to be a projection of future results that may be achieved from the combined operations. The 1998 pro forma results of operations include bonuses paid by Moreland to its owners. Excluding such bonuses, which would not have been paid under Lithia's ownership, the acquisition would have been accretive to Lithia's 1998 earnings.

15.  RECENT ACCOUNTING PRONOUNCEMENTS

     In July 2001, the Financial Accounting Standards Board issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.

     We adopted the provisions of SFAS No. 141 on July 1, 2001, and SFAS No. 142 on January 1, 2002. Furthermore, goodwill and intangible assets determined to have an indeterminable useful life acquired in a purchase business combination completed after June 30, 2001 but before SFAS No. 142 was adopted in full, were not amortized, but evaluated for impairment in accordance with the appropriate pre-SFAS No. 142 accounting literature. Goodwill and intangible assets acquired in business combinations completed before July 1, 2001 continued to be amortized and tested for impairment in accordance with the appropriate pre-SFAS No. 142 accounting requirements prior to the adoption of SFAS No. 142.

     SFAS No. 141 requires, upon adoption of SFAS No. 142, that we evaluate our existing intangible assets and goodwill that we acquired in prior purchase business combinations, and make any necessary reclassifications in order to conform with the new criteria in SFAS No. 141 for recognition apart from goodwill. We do not anticipate reclassifying any intangibles to intangibles with determinable useful lives. For intangible assets identified as having indefinite useful lives, we are required to test them for impairment in accordance with the provisions of SFAS No. 142 within the first interim period and recognize any impairment losses as the cumulative effect of a change in accounting principle in the first interim period. We do not anticipate incurring any impairment loss charges upon adoption of SFAS No. 142.

     The adoption of SFAS 141 did not have a significant impact on our financial condition or results of operations. As of September 30, 2001, we expect a reduction in annual amortization expense of approximately $3,700 in 2002 upon adoption of SFAS No. 142.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following is an itemized statement of the costs and expenses, other than underwriting discounts and commissions, incurred and to be incurred by us in connection with the issuance and distribution of the securities registered hereby. All amounts are estimates except the SEC registration fee, NASD filing fee and NYSE listing fee.

                                                               AMOUNT
                                                              --------
SEC registration fee........................................  $ 10,496
NASD filing fee.............................................    11,908
NYSE listing fee............................................    14,000
Printing and engraving fees and expenses....................    75,000
Legal and consulting fees and expenses......................   175,000
Accounting fees and expenses................................   100,000
Trustee and transfer agent fees.............................     2,500
Miscellaneous...............................................   111,096
                                                              --------
          Total.............................................  $500,000
                                                              ========

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Under the Oregon Business Corporation Act (Oregon Revised Statutes Sections
60.387 to 60.414), a person who is made a party to a proceeding because such person is or was an officer or director of a corporation may be indemnified by the corporation against liability incurred by such person in connection with the proceeding if (1) the person's conduct was in good faith and in a manner he or she reasonably believed was in the corporation's best interest or at least not opposed to its best interests and (2) if the proceeding was a criminal proceeding, the Indemnitee had no reasonable cause to believe his or her conduct was unlawful. Indemnification is not permitted if the person was adjudged liable to the corporation in a proceeding by or in the right of the corporation, or if the Indemnitee was adjudged liable on the basis that he or she improperly received a personal benefit. Unless a company's Articles of Incorporation provide otherwise, such indemnification is mandatory if the Indemnitee is wholly successful on the merits or otherwise, or if ordered by a court of competent jurisdiction.

     The Oregon Business Corporation Act also provides that a company's Articles of Incorporation may limit or eliminate the personal liability of a director to the corporation or its shareholders for monetary damages for conduct as a director, provided that no such provision shall eliminate the liability of a director for (1) any breach of the directors' duty of loyalty to the corporation or its shareholders; (2) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (3) any unlawful distribution; or (4) any transaction from which the director derived an improper personal benefit.

     Our Articles of Incorporation provide that we will indemnify our directors and officers, to the fullest extent permissible under the Oregon Business Corporation Act against all expense liability and loss (including attorney fees) incurred or suffered by reason of service as a director or officer or is or was serving at our request as a director, officer, partner, trustee, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise.

     The effect of these provisions is to limit the liability of directors for monetary damages, and to indemnify our directors and officers for all costs and expenses for liability incurred by them in connection with any action, suit or proceeding in which they may become involved by reason of their affiliation with us, to the fullest extent permitted by law. These provisions do not limit our rights or any shareholder's rights to seek non-monetary relief, and do not affect a director's or officer's responsibilities under any other laws, such as securities or environmental laws.

     We have obtained a directors' and officers' liability insurance policy insuring our directors and officers against certain losses resulting from wrongful acts committed by them as our directors and officers, including liabilities arising under the Securities Act.

ITEM 16.  EXHIBITS

     The following exhibits are filed herewith or incorporated by reference herein:

EXHIBIT                           EXHIBIT NAME
NUMBER-                           ------------
     1.1  Form of Underwriting Agreement
    *4.1  Specimen Stock Certificate
   **5.1  Opinion of Foster Pepper & Shefelman LLP
    23.1  Consent of KPMG LLP
    23.2  Consent of Foster Pepper & Shefelman LLP (included in 5.1)
    24.1  Power of Attorney (filed herewith on the signature page of the Registration Statement)

------------
 * Incorporated by reference to Exhibit 4.1 to the Registrant's Registration Statement on Form S-1 (No. 333-14031), declared effective by the SEC on December 18, 1996.

** To be filed by amendment.

ITEM 17.  UNDERTAKINGS

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrants pursuant to the foregoing provisions, or otherwise, the registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by a registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrants will, unless in the opinion of their counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by them is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, Lithia Motors, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Medford, State of Oregon, on January 21, 2002.

                                          LITHIA MOTORS, INC.

                                          By:     /s/ SIDNEY B. DEBOER
                                            ------------------------------------
                                                     Sidney B. DeBoer,
                                              Chairman of the Board and Chief
                                                      Executive Officer

                               POWER OF ATTORNEY

     Each person whose signature appears below hereby constitutes and appoints each of Sidney B. DeBoer and Jeffrey B. DeBoer or any of them, each acting alone, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for such person and in his or her name, place and stead, in any and all capacities, in connection with this Registration Statement, including to sign and file in the name and on behalf of the undersigned as director or officer of the Registrant (1) any and all amendments or supplements (including any and all stickers and post-effective amendments) to this Registration Statement, with all exhibits thereto, and other documents in connection therewith, and (2) any and all additional registration statements, and any and all amendments thereto, relating to the same offering of securities as those that are covered by this Registration Statement that are filed pursuant to Rule 462(b) under the Securities Act of 1933, with the Securities and Exchange Commission and any applicable securities exchange or securities self-regulatory body, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

                    SIGNATURE                                      TITLE                       DATE
                    ---------                                      -----                       ----

 By:               /s/ SIDNEY B. DEBOER                 Chief Executive Officer and      January 21, 2002
        ------------------------------------------       Chairman of the Board of
                     Sidney B. DeBoer                 Directors (principal executive
                                                                 officer)


 By:              /s/ M.L. DICK HEIMANN                 President, Chief Operating       January 21, 2002
        ------------------------------------------           Officer, Director
                    M.L. Dick Heimann


 By:             /s/ W. DOUGLAS MORELAND              Senior Vice President, Regional    January 22, 2002
        ------------------------------------------   Operations-Colorado and Director
                   W. Douglas Moreland


 By:               /s/ R. BRADFORD GRAY                Executive Vice President and      January 21, 2002
        ------------------------------------------               Director
                     R. Bradford Gray


 By:                /s/ THOMAS BECKER                            Director                January 21, 2002
        ------------------------------------------
                      Thomas Becker

                    SIGNATURE                                      TITLE                       DATE
                    ---------                                      -----                       ----


 By:                /s/ WILLIAM YOUNG                            Director                January 22, 2002
        ------------------------------------------
                      William Young


 By:               /s/ GERALD F. TAYLOR                          Director                January 23, 2002
        ------------------------------------------
                     Gerald F. Taylor


 By:              /s/ JEFFREY B. DEBOER                  Senior Vice President and       January 21, 2002
        ------------------------------------------        Chief Financial Officer
                    Jeffrey B. DeBoer                (principal financial officer and
                                                       principal accounting officer)

                                 EXHIBIT INDEX

EXHIBIT                                EXHIBIT NAME
NUMBER-                                ------------
     1.1  --   Form of Underwriting Agreement
    *4.1  --   Specimen Stock Certificate
   **5.1  --   Opinion of Foster Pepper & Shefelman LLP
    23.1  --   Consent of KPMG LLP
    23.2  --   Consent of Foster Pepper & Shefelman LLP (included in 5.1)
    24.1  --   Power of Attorney (filed herewith on the signature page of the Registration Statement)

---------------

 * Incorporated by reference to Exhibit 4.1 to the Registrant's Registration Statement on Form S-1 (No. 333-14031), declared effective by the SEC on December 18, 1996.

** To be filed by amendment.